As filed with the Securities and Exchange Commission on July 14, 2015

1933 Act File No. 333-197447

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 2

BUSINESS DEVELOPMENT
CORPORATION OF AMERICA II

(Exact Name of Registrant as Specified in Charter)

405 Park Avenue, 14th Floor
New York, NY 10022

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (212) 415-6500

Peter M. Budko
Business Development Corporation of America II
405 Park Avenue, 14th Floor
New York, NY 10022

(Name and address of agent for service)

COPIES TO:

Rosemarie A. Thurston Martin H. Dozier Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 Tel: (404) 881-7000 Fax: (404) 253-8447	James A. Tanaka General Counsel RCS Capital Corporation 405 Park Avenue, 14th Floor New York, NY 10022 Tel: (212) 415-6592 Fax: (212) 421-5799

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box ☒

It is proposed that this filing will become effective (check appropriate box): ☒ when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.001 par value per share	$3,000,000,000	$386,400

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of determining the registration fee.
(2)	Previously paid.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED JULY 14, 2015

Maximum Offering of 300,000,000 Shares of Common Stock

Minimum Offering of 200,000 Shares of Common Stock

Business Development Corporation of America II is a newly organized, specialty finance company sponsored by AR Capital, LLC. Our investment objective is to generate both current income and to a lesser extent long-term capital appreciation predominately through investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans of U.S. companies that are syndicated and have a secondary trading market.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act. We intend to elect to be taxed for U.S. federal income tax purposes, and to qualify annually thereafter, as a regulated investment company under the Internal Revenue Code of 1986, as amended. We are managed by BDCA Adviser II, LLC, or our Adviser, which has registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

We are offering on a continuous basis up to 300,000,000 shares of our common stock at an initial offering price of $10.00 per share through Realty Capital Securities, LLC, our dealer manager. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. We will not sell any shares unless, by September 8, 2015, we have received subscriptions representing gross offering proceeds of at least $2.0 million, including shares purchased by our Adviser and its affiliates. We refer to this threshold as the minimum offering requirement. All subscription payments will be held in an escrow account by UMB Bank, N.A., as escrow agent, for our subscribers’ benefit until we satisfy the minimum offering requirement. If we do not satisfy the minimum offering requirement by September 8, 2015, the escrow agent will promptly return all funds in the escrow account (including interest), and we will stop offering shares. We will not pay any fees or expenses out of any funds returned to subscribers.

As a result of regulatory requirements, we will adjust our public offering price as necessary to ensure that our NAV does not exceed 90.0% of the public offering price. Additionally, with each weekly closing, we have elected to review our NAV and intend to ensure that our NAV will not fall below 87.0%, or exceed 88.5%, of our public offering price. Because of the likelihood that the price per share will change, persons who subscribe for shares in this offering must submit subscriptions for a fixed dollar amount rather than for a number of shares. We are required to file post-effective amendments to this registration statement, which are subject to review by the Securities and Exchange Commission, or the SEC, to allow us to continue this offering for up to three years.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. We intend to achieve our investment objective by investing in a portfolio composed primarily of securities that are rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk” or “junk bonds,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. See “Risk Factors” beginning on page 25 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage.

•	You should not expect to be able to sell your shares regardless of how we perform.
•	If you are able to sell your shares, you will likely receive less than your purchase price.
•	Our Adviser and its affiliates will face conflicts of interest as a result of the personnel it shares with a registered investment adviser for an affiliated business development company, and by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.
•	We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.
•	We intend to implement a share repurchase program for a limited amount of shares. Except in limited circumstances, we will not commence a tender offer for the repurchase of shares until 12 months after meeting our minimum offering requirement, and consequently you will not be eligible to participate in our share repurchase program during the first year of our offering. In addition, any such repurchases will be at a price equal to our current NAV.
•	You should consider that you may not have access to the money you invest for an indefinite period of time. An investment in our shares is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Investor Suitability Standards” and “Liquidity Strategy.”
•	Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
•	Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce capital available for investment. We have not established any limits in this regard of fees and expenses. Our Adviser may also waive reimbursements to fund our distributions. The waived reimbursements may be subject to repayment in the future, reducing future distributions.
•	Portions of our distributions to stockholders are expected to be funded from expense support payments or advisory fee waivers from our Adviser that are subject to repayment or may be discontinued. These distributions, to the extent paid, will not be based on our investment performance net of fees and may not continue in the future.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC as required. This information will be available free of charge by contacting us at 405 Park Avenue, 14th Floor, New York, New York 10022 or by calling us collect at (212) 415-6500 or on our website at www.BDCA2.com. The SEC also maintains a website at www.sec.gov that contains such information.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Except as specifically required by the 1940 Act and the rules and regulations thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	Per Share	Total Minimum	Total Maximum
Price to Public(1)	$10.00	$2,000,000	$3,000,000,000
Selling Commissions	$0.70	$140,000	$210,000,000
Dealer Manager Fee	$0.30	$60,000	$90,000,000
Net Proceeds (Before Expenses)(2)	$9.00	$1,800,000	$2,700,000,000

(1)	Assumes all shares are sold at the initial offering price per share.
(2)	In addition to the sales load, we estimate that we will incur in connection with this offering approximately $45 million of expenses (approximately 1.5% of the gross proceeds) if the maximum number of shares is sold at $10.00 per share. Because you pay a 10.0% sales load, which represents the selling commission and dealer manager fee, and we expect to pay approximately 1.5% in offering expenses (assuming the maximum amount of shares is sold), if you invest $100 in shares in this offering, only $88.50 will actually be invested in us.

The date of this prospectus is July [  ], 2015.

Realty Capital Securities, LLC

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC to register a continuous offering of our shares of common stock. Periodically, as we make material investments or have other material developments we will provide a prospectus supplement that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our shares of common stock, including, to the extent permitted under the rules and regulations of the SEC, filing post-effective amendments to the registration statement to include new annual audited financial statements as they become available or if our NAV declines more than 10.0% from our NAV as of the effective date of this registration statement. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews any such amendment until it is declared effective.

Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement or post-effective amendment. The registration statement we have filed with the SEC includes exhibits that provide more detailed descriptions of certain matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, or a federal holiday.

You should rely only on the information contained in this prospectus. Neither we, nor the dealer manager has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in the affairs of our Company, we will amend or supplement this prospectus.

INVESTOR SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association, or NASAA, in connection with our continuous offering of shares of common stock under this registration statement.

An investment in our common stock involves significant risk and is suitable only for persons who have adequate financial means, desire a relatively long-term investment and will not need immediate liquidity from their investment. To the extent that you qualify as an “institutional investor” for the purposes of a state exemption from registration in your state of residence, these suitability standards do not apply to you. Persons who meet this standard and seek to diversify their personal portfolios with an investment that seeks to generate both current income and to a lesser extent long-term capital appreciation predominately through investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans of U.S. companies that are syndicated and have a secondary trading market and who are able to hold their investment for a time period consistent with our liquidity plans are most likely to benefit from an investment in our Company. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment not to consider an investment in our common stock as meeting these needs. Notwithstanding these investor suitability standards, potential investors should note that investing in shares of our common stock involves a high degree of risk and should consider all the information contained in this prospectus, including the “Risk Factors” section continued herein, in determining whether an investment in our common stock is appropriate.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that it may be difficult to sell shares.

In order to purchase shares in this offering, a potential investor must:

•	meet the applicable financial suitability standards as described below;
•	purchase at least the minimum number of shares as described below;

i

•	reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring;
•	be able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and
•	have apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment.

We have established suitability standards for stockholders making an initial or subsequent purchase of stock. These suitability standards require that a purchaser of shares have, excluding the value of a purchaser’s home, home furnishings and automobiles, either:

•	minimum net worth of at least $250,000; or
•	minimum annual gross income of at least $70,000 and a minimum net worth of at least $70,000.

Several states have established suitability requirements that add to and/or make modifications to the general suitability standards described above. Shares in this offering will be sold to investors in these states only if they meet the state-specific suitability standards set forth below. In many states, the specific suitability standards exclude from the calculation of net worth or liquid net worth the value of the investor’s home, home furnishings and automobiles.

General Standards for all Investors

•	An investor must have either (a) a net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a minimum net worth of at least $70,000.

Alabama

•	In addition to the general suitability requirements described above, shares will only be sold to Alabama residents that each have a liquid net worth of at least 10 times the amount of the resident’s investment in BDCA II and its affiliates.

California

•	Investors must have either (a) a net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a minimum net worth of at least $120,000. In addition, the state of California requires that each investor in California cannot invest more than 10% of his or her net worth in us.

Idaho

•	Investors who reside in the state of Idaho must have either (a) a liquid net worth of at least $85,000 and an annual gross income of at least $85,000 or (b) a liquid net worth of at least $300,000. Additionally, an investor’s total investment in us shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets that may be convertible to cash within one year.)

Iowa

•	Investors who reside in the state of Iowa must have either (i) a minimum liquid net worth of $100,000 and an annual income of $70,000 or (ii) a minimum liquid net worth of $350,000. The investor’s maximum investment in us cannot exceed 10% of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kansas

•	In addition to the general suitability requirements described above, it is recommended that investors should invest no more than 10% of their liquid net worth, in the aggregate, in us and securities of other business development companies. “Liquid net worth” is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky

•	The Issuer is a business development company. As such, a Kentucky investor must have either (a) a minimum annual gross income of $70,000 and a minimum net worth of at least $70,000 or (b) a minimum net worth of at least $250,000. In addition, no Kentucky investor shall invest, in aggregate, more than 10% of his or her liquid net worth in the Issuer or Issuer’s affiliate’s non-publicly traded business development companies. “Liquid net worth” shall be defined as that portion of a person’s net worth (total assets, exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities. These suitability standards must appear in the Issuer’s prospectus and the Subscription Agreement.

Maine

•	The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar non-traded business development companies not exceed 10% of the investor’s liquid net worth. For this purpose “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts

•	An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A Massachusetts investor’s aggregate investment in our common stock and in other illiquid direct participation programs may not exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets, exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Nebraska

•	Nebraska investors must have either (a) a minimum annual gross income of not less than $100,000 and a minimum net worth of at least $250,000, or (b) a minimum net worth of $400,000. A Nebraska investor’s aggregate investment in us and in other non-publicly traded business development companies (BDCs) may not exceed ten percent (10%) of his or her net worth (exclusive of home, home furnishings, and automobiles). An investment by a Nebraska investor that is an accredited investor within the meaning of the Federal securities laws is not subject to the foregoing limitations.

New Jersey

•	New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development programs, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federal and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico

•	An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A New Mexico investor’s aggregate investment in us, our affiliates and in other non-traded business development companies may not exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

North Dakota

•	North Dakota investors must represent that, in addition to the stated income and net worth standards, they have a net worth of at least ten times their investment in us.

Ohio

•	An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. An Ohio investor’s aggregate investment in us, shares of our affiliates and in other non-traded business development programs may not exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Oklahoma

•	Oklahoma investors must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000 or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobiles. An Oklahoma investor’s maximum investment in BDCA II’s securities may not exceed 10% of his or her net worth, exclusive of home, home furnishings and automobiles.

Oregon

•	In addition to the general suitability standards described above, an Oregon investor’s maximum investment in us and our affiliates may not exceed 10% of his or her net worth.

Tennessee

•	Tennessee residents must have a minimum annual gross income of $85,000 and a minimum net worth of $85,000, or a minimum net worth of $300,000 exclusive of home, home furnishings and automobile. In addition, Tennessee residents’ investment in the issuer must not exceed ten percent (10%) of their liquid net worth.

Texas

•	An investor must have had, during the last tax year, or estimate that the investor will have during the current tax year, (a) a minimum net worth of $100,000 and a minimum annual gross income of $100,000, or (b) a minimum net worth of $250,000. The investor’s maximum investment in our offering shall not exceed 10% of the investor’s liquid net worth (exclusive of home, home furnishings and automobiles).

Vermont

•	Accredited investors in Vermont, as defined in 17 C.F.R. 9230.501, may invest freely in our offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in our offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities.

The minimum purchase amount is $2,500 in shares of our common stock. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code of 1986, as amended, or the Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of the shares of our stock or by the beneficiary of the account.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our common stock, our investment objective and the relative illiquidity of our common stock, shares of our common stock are an appropriate investment for those of you who become stockholders. AR Capital, LLC through its affiliate, Realty Capital Securities, LLC, and those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares of our common stock is a suitable and appropriate investment for each stockholder based on information provided by the stockholder in the subscription agreement. Each selected broker-dealer is required to maintain for six (6) years records of the information used to determine that an investment in shares of our common stock is suitable and appropriate for a stockholder.

In purchasing shares, fiduciaries, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the fiduciary, trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law, and would not constitute a fiduciary breach or prohibited transaction.

v

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our,” and “Company” refer to Business Development Corporation of America II. We refer to BDCA Adviser II, LLC as “BDCA Adviser II” or “our Adviser.” We refer to BDCA Adviser, LLC as “BDCA Adviser.” We refer to AR Capital, LLC as “AR Capital” or “our Sponsor.” We refer to Realty Capital Securities, LLC as “Realty Capital Securities” or “our dealer manager.”

Business Development Corporation of America II

We are a newly organized specialty finance company formed to primarily make debt investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans of U.S. companies that are syndicated and have a secondary trading market, which we refer to collectively as Leveraged Loans. We are an externally managed, non-diversified, closed-end investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. We are therefore required to comply with certain regulatory requirements. We intend to elect to be taxed for U.S. federal income tax purposes, and to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. We are managed by BDCA Adviser II, a private investment management firm that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Our Adviser will oversee the management of our activities and will be responsible for making investment decisions with respect to our portfolio.

Investment Objective and Policies

Our long-term investment objective is to generate both current income and, to a lesser extent, capital appreciation through our investments. We intend to achieve this objective by investing in a portfolio composed primarily of Leveraged Loans. Our investment focus on Leveraged Loans does not target particular issuers based on revenue, assets or enterprise value; however, we expect most of our Leveraged Loans will be made to borrowers with earnings before interest, taxes, depreciation and amortization, or EBITDA, of greater than $50 million annually, which we refer to as Large Market Loans.

We intend to establish investment criteria to be followed by our Adviser in evaluating the appropriateness of an investment opportunity in a Leveraged Loan. Specifically, we intend to invest in Leveraged Loans with the following attributes:

•	Syndicated. The Leveraged Loans in which we seek to invest will generally be provided by a group of lenders and structured, arranged, and administered by one or several large national or international commercial or investment banks, or arrangers.
•	Secondary market trading. We will require that the Leveraged Loans in which we seek to invest have sufficient liquidity in the secondary market to permit us to trade such Leveraged Loans as needed and take advantage of the then-current conditions in the secondary market.
•	Loan Types. We will invest predominantly in Leveraged Loans with tranche sizes over $150 million.
•	Below- or non-investment grade. The Leveraged Loans in which we will invest will generally be rated below investment grade, or would be rated below investment grade if they were rated.

Under normal market conditions, we intend to have at least the majority of our investments in Leveraged Loans.

In compliance with 1940 Act requirements, our Leveraged Loan borrowers will be U.S.-based companies that (1) are privately-held, (2) have outstanding equity that only trades over-the-counter, (3) have less than $250 million in equity market capitalization, (4) are in, or emerging from, bankruptcy, or (5) are unable to meet their obligations without material assistance from non-traditional providers of capital such as us. Under normal market conditions, we intend to have at least the majority of our investments in Leveraged Loans.

We also intend to invest in equity tranches of collateralized loan obligations, or CLOs, that are collateralized primarily by Leveraged Loans and may invest in debt tranches of CLOs collateralized primarily by Leveraged Loans. A CLO is a security secured by pools of assets, in this case Leveraged Loans, and issued in multiple tranches with varying risk-reward attributes. Under normal market conditions, we intend to limit our investments in CLOs to not more than 25.0% of our portfolio. To a lesser extent we may invest in directly originated loans, mezzanine and unitranche loans and high yield bonds. Additionally, we may from time to time hold or invest in other equity investments and other debt or equity securities generally arising from a restructuring of Leveraged Loan positions previously held by us. Our Adviser will also periodically evaluate all investments, both individually and as a component of our overall portfolio, to determine whether we should acquire or dispose of any assets on an opportunistic basis. We intend to utilize leverage to enhance stockholder returns, and believe that, when properly financed and hedged, our investment strategy can produce attractive risk-adjusted returns.

During our offering period and thereafter, if our Adviser deems it appropriate, we will invest in more liquid senior secured and second lien debt securities of U.S. companies, some of which may have securities traded on a national securities exchange. We will make such investments to the extent allowed by the 1940 Act and consistent with our continued qualification as a RIC. For a discussion of the risks inherent in our portfolio investments, see “Risk Factors — Risks Relating to Our Investments.”

Potential Market Opportunity

We believe that the banking and financial services crisis, which began in December of 2007 and which continues to constrain capital formation activities, created an opportunity for specialty financial services companies with experience negotiating, structuring and managing Leveraged Loan investments to capitalize on compelling opportunities to generate attractive yields for investors seeking current income. We believe the following factors create favorable investment opportunities to generate attractive risk-adjusted returns for our stockholders:

•	The Leveraged Loan market provides investors seeking current income with an attractive risk-adjusted return profile. The interest on a Leveraged Loan is determined based on a spread over a market index rate that resets periodically. Further, the terms of the Leveraged Loans provide for a “floor,” or minimum market index rate, thus providing protection during a period of low interest rates.
•	Leveraged Loans are typically collateralized by a company’s assets and structured with first lien or second lien priority on collateral. The structure of these loans provides for greater security and potential recovery in the event of default compared to other subordinated fixed-income products, which have a lesser claim on the collateral or may be unsecured. These structural characteristics, combined with reduced volatility, attractive credit fundamentals and favorable liquidity, provide investors with an opportunity to generate attractive returns on an absolute and risk-adjusted basis.
•	CLO investments provide additional exposure to Leveraged Loans. Because an investment in the equity tranche of a CLO exposes us to the cash flows of a variety of Leveraged Loans based on numerous different borrower profiles, investing in equity tranches of CLOs effectively allows us to invest in a leveraged portfolio of Leveraged Loans. We believe that investing in equity tranches of CLOs will provide us with opportunities to generate attractive risk-adjusted returns by exposing us to the cash flows of a diversified pool of borrowers.
•	Regulatory reform is making Leveraged Loans less attractive to banks. Due to the financial services crisis that began in December of 2007, banks have been exposed to increased regulatory restrictions which have subjected the industry to more stringent requirements concerning loan underwriting standards, documentation, and risk retention in order to comply with new guidelines. As a result, we believe the cost to comply with these guidelines is increasing expenses in connection with holding these loans, which decreases the attractiveness of the terms of these loans of traditional providers of capital such as banks. These additional costs have led to a decreased ability and interest among traditional lenders in holding Leveraged Loans on their balance sheets. Alternative providers of capital to the Leveraged Loan market, such as our Company, stand to benefit from this increased desire to syndicate loans to outside investors.
•	The market for CLOs has recovered since the financial downturn with $81.3 billion of issuance in 2013 and $123.6 billion of issuance in 2014, which compared favorably to issuance of below $10 billion for 2009 and 2010 combined, according to Thomson Reuters LPC. As of December 31, 2014, Thomson Reuters LPC counted 868 active CLOs with a principal balance of $371 billion. The size of the market of CLOs collateralized by Leveraged Loans should provide ample opportunities for us to find investments in this asset class.
•	Strong demand for debt capital. We believe borrowers will continue to require capital to refinance existing debt, support growth and finance acquisitions. The financial difficulties and widespread consolidation in the U.S. financial services industry has reduced the capacity of lenders able to meet this demand. One primary use of Leveraged Loans is to finance acquisitions by private equity firms. We expect that private equity firms will continue to pursue acquisitions and to seek to leverage their equity investments with Leveraged Loans of the type we seek to fund.
•	Conservative lending environment. Following the recession caused by the credit crisis, which the U.S. Bureau of Labor Statistics defines as having occurred between December 2007 and June 2009, lenders have become more conservative. As a result of growing borrower free cash flow and historically low interest rates, fixed charge coverage ratios, which measure a borrower’s financial flexibility, are higher than before the credit crisis. At the same time, the most highly leveraged new issue primary loans have more conservative capital structures than prior to the financial crisis. A more conservative lending environment has increased the attractiveness of Leveraged Loans, as well as all debt instruments, to the providers of capital such as us.

Potential Competitive Strengths

We believe we have competitive advantages over other operators in the Leveraged Loan market, including other publicly traded and public, non-listed BDCs. We expect that these advantages will enable us to deliver attractive risk-adjusted returns over time. Our advantages include the experience and track record of our Adviser’s senior investment team in investing in Leveraged Loans, our extensive credit underwriting experience and the portfolio management and BDC operations expertise of our Adviser. The principals of our Adviser, including Peter M. Budko, who also serves as our chief executive officer, president and chairman of the board of directors, Ira Wishe and Shiloh Bates, have extensive relationships with loan syndication and trading desks, lending groups, management teams, investment bankers, and other industry sources that we believe will provide us with attractive investment opportunities. We expect to benefit from our Adviser’s ability to identify attractive investment opportunities unavailable to other providers of capital, conduct diligence on and value prospective investments, negotiate investment legal documentation and proactively manage a diversified portfolio of those investments. We believe our relationships with banks and other lenders will enable us to obtain debt financing for our business at competitive pricing and terms. Because the senior management and investment personnel of our Adviser also serve as the senior management and investment personnel of BDCA Adviser, the investment adviser to Business Development Corporation of America, or BDCA, another public, non-listed BDC, our Adviser has extensive experience in managing and operating a BDC which distinguishes our Company from other BDC issuers whose advisers may not be as experienced in complying with the complex tax, regulatory and investment requirements applicable to BDCs.

We believe that our Adviser’s parent company, AR Capital, provides our Company an additional competitive advantage. Through our investment management agreement with our Adviser, or our Investment Advisory Agreement, we have access to the resources of AR Capital and its affiliates, including personnel skilled in senior management and operations, financial accounting, compliance, legal, capital markets, accounting, treasury, investor relations and information technologies as well as AR Capital’s substantial infrastructure, operations, business relationships and management expertise. We believe our relationships with AR Capital, Realty Capital Securities and U.S. Bancorp Fund Services, LLC, or U.S. Bancorp, which will serve as our Administrator pursuant to certain agreements described in “— Administration” below, will enable us to grow our business to have meaningful scale and exploit operational efficiencies and expertise of AR Capital, our dealer manager, and U.S. Bancorp.

Investment Adviser

Under the terms of our Investment Advisory Agreement, our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

Our Adviser is a Delaware limited liability company that has registered as an investment adviser under the Advisers Act. Our Adviser is indirectly wholly-owned by AR Capital, which is controlled by Nicholas S. Schorsch and William M. Kahane, who is a member of our board of directors. Each of Messrs. Schorsch and Kahane has over 20 years of experience in private equity, investment banking and real estate acquisitions and finance and has served as executive officers and directors of NYSE-listed companies in the real estate investment trust, or REIT, and real estate development industries.

AR Capital has sponsored several investment programs, including a public, non-listed BDC and several public, non-listed REITs.

On May 19, 2014, AR Capital contributed an aggregate of $200,000 to purchase 22,222 shares of common stock from this offering at $9.00 per share, which represents the public offering price of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share. In addition, we intend to conduct sales from this offering of our common stock to AR Capital, our Adviser and their affiliates for a purchase price of $9.00 per share, which represents the public offering price of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share.

The senior management and investment personnel of our Adviser have extensive experience investing in Leveraged Loans, including 21 credit professionals with experience investing in the leveraged loan market.

The following chart shows the ownership structure and various entities affiliated with us and our Adviser:

Investment Committee

Our Adviser has established an investment committee, or the Investment Committee, that consists of Peter Budko, who is an officer of our Adviser, and Ira Wishe and Shiloh Bates, portfolio managers with our Adviser. The role of the Investment Committee is to monitor the performance of our Adviser with respect to our investment strategy, to monitor our investment portfolio and to monitor our compliance requirements related to our intention to qualify as a BDC and RIC. The Investment Committee intends to meet on a regular basis as frequently as it believes is required to maintain prudent oversight of our investment activities. The Investment Committee expects to set and monitor operating policies and guidelines consistent with criteria our board of directors establishes. Our board of directors may change these policies or guidelines at any time without approval from our stockholders.

Plan of Distribution

We are offering on a continuous basis up to 300,000,000 shares of our common stock at an initial offering price of $10.00 per share through our dealer manager. Our dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase by a single subscriber is $2,500 in shares of our common stock. We will not sell any shares, unless by September 8, 2015, we have received subscriptions totaling gross offering proceeds of at least $2.0 million, including any shares purchased by our Adviser and its affiliates. We refer to this threshold as the minimum offering requirement. After meeting the minimum offering requirement and holding our initial closing, we will then sell our shares on a continuous basis at a price of $10.00; however, if our net asset value per share, or NAV, increases, we intend to supplement this prospectus to disclose a higher price as necessary to ensure that the shares are not sold at a price which, after deduction of selling commissions and dealer manager fees, is below our NAV. As a result of regulatory requirements, we will adjust our public offering price as necessary to ensure that our NAV does not exceed 90.0% of the public offering price. Additionally, in connection with each weekly closing, we have elected to review our NAV and intend to ensure that our NAV will not fall below 87.0%, or exceed 88.5%, of our public offering price. Therefore, persons who subscribe for shares in this offering must submit subscriptions for a fixed dollar amount rather than a number of shares and, as a result, may receive fractional shares of our common stock. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.BDCA2.com.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. There is not expected to be any public market for the shares, which means that investors will likely have limited ability to sell their shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, home furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, home furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) must meet the applicable financial suitability standards; (2) must purchase at least the minimum number of shares; (3) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (4) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (5) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment. For additional information, including special suitability standards for residents of certain states, see “Investor Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described herein may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read this entire prospectus and all appendices and supplements accompanying this prospectus.
•	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.
•	Deliver a check for the full purchase price of the shares of our common stock being subscribed for along with the completed subscription agreement to the selected broker-dealer. Until such time as we have raised the minimum offering amount, you should make your check payable to “UMB Bank, N.A., Escrow Agent for Business Development Corporation of America II.” Once we meet the minimum offering requirement, you should make your check payable to “Business Development Corporation of America II” You must initially invest at least $2,500 in shares of our common stock to be eligible to participate in this offering. After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.

•	By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

After meeting the minimum offering requirement and holding our initial closing, we expect to accept subscriptions and admit new stockholders at weekly closings. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds shall be returned to subscribers without interest and without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive the final prospectus.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to invest in a leveraged portfolio composed primarily of diversified investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans of U.S. companies that are syndicated and have a secondary trading market. There can be no assurance that we will be able to sell all of the shares we are presently offering. If we sell only a portion of the shares offered hereby, we may be unable to achieve our investment objective. Based on current market conditions, it may take six to 12 months after meeting our minimum offering requirement before we have raised sufficient funds to invest the initial proceeds of this offering in securities meeting our investment objective and strategy. In addition, we anticipate that it will take us up to 12 to 24 months after conclusion of this offering to invest substantially all of the net proceeds of the offering in accordance with our investment strategy, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our targeted investment pace. See “Risk Factors — Risks Related to this Offering and Our Common Stock — We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.”

Pending investment of net offering proceeds in our targeted assets, we will invest the net proceeds primarily in short-term securities consistent with our election to be treated as a BDC and our election to be taxed as a RIC. During this time, we may also use the net proceeds to pay operating expenses and to fund distributions to our stockholders. Distributions made to our stockholders from our net offering proceeds will be considered a return of capital, which is the return of an investor’s original investment in us and will therefore reduce a stockholder’s tax basis in his or her shares. See “Risk Factors — Risks Relating to Our Business and Structure — The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions we pay may represent a return of capital to you which will reduce your tax basis in our shares and reduce the amount of funds we have for investments in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time. “In accordance with the requirements of the 1940 Act, we are prohibited from paying distributions to our stockholders from any source other than our accumulated undistributed net income or our as-determined net income unless accompanied by a written statement which adequately discloses the source or sources of such payment. Our board of directors, including a majority of our independent directors, will be required to determine that making return of capital distributions from our net offering proceeds is in the best interests of our stockholders based upon our then-current financial condition and our expected future growth prospects. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus. We expect to reinvest net proceeds received by us from the sale or liquidation of assets, to the extent not used to fund distributions, in our targeted assets in accordance with our investment objective and strategies.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. The following are some of the risks you will take in investing in our shares:

•	This is a blind pool offering. We have not identified specific investments that we will make using the proceeds of this offering, and therefore you will not have the opportunity to evaluate our investments prior to purchasing shares of our common stock.
•	We are a new company with no operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective.
•	Current market conditions have adversely affected the capital markets and have reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. These conditions may make it more difficult for us to achieve our investment objective.
•	The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. We have not established any limit on the extent to which we may use offering proceeds, borrowings or sales of assets for this purpose. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time.
•	A significant portion of our portfolio will be recorded at fair value as determined in good faith by our board of directors, which may be without the benefit of an opinion of third-party valuation experts and, as a result, there will be uncertainty as to the value of our portfolio investments.
•	Our board of directors may change certain of our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
•	Our Adviser and its affiliates will face conflicts of interest as a result of the senior management and investment personnel it shares with BDCA Adviser, the investment adviser to BDCA, another public, non-listed BDC. The conflicts also include compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner but which may result in actions that are not in your best interests.
•	The potential for our Adviser to earn incentive fees under the Investment Advisory Agreement may create an incentive for the Adviser to enter into investments that are riskier or more speculative than would otherwise be the case.
•	We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of the portfolio.
•	We may borrow funds to make investments. As a result, we would be exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, thereby increasing the risks associated with investing in our securities. Moreover, any assets we may acquire with leverage will be subject to management fees payable to our Adviser; thus our Adviser may have an incentive to increase portfolio leverage in order to earn higher management fees.
•	Our portfolio companies may incur debt that ranks equally with, or senior to, some of our investments in such companies.
•	Second priority liens or collateral security loans that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full the first priority liens and us.

•	Because there is no public trading market for shares of our common stock and we are not obligated to effectuate a liquidity event by a specified date, it may be difficult for you to sell your shares.
•	Our investments in CLO securities may be illiquid and less transparent to us and our stockholders than investments in the underlying companies.
•	We intend to achieve our investment objective by investing in a portfolio composed primarily of securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk” or “junk bonds,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
•	We may engage in active and frequent trading of Leveraged Loans, which could result in a relatively high portfolio turnover rate and a more volatile NAV per share, as well as increased transactions and execution costs.
•	Our investments, especially until we raise significant capital from this offering, may be concentrated in over-the-counter debt securities of a limited number of issuers which will likely carry lower yields than those we will seek in future customized financings, which could result in a lower distribution than we have estimated and magnify the effect of any losses suffered by a few of these investments.
•	We will be subject to financial market risks, including changes in interest rates which may have a substantial negative impact on our investments.
•	As a result of the annual distribution requirement to qualify as a RIC, we will likely need to continually raise cash or make borrowings to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.
•	We intend to qualify as a RIC but may fail to do so. Such failure would subject us to U.S. federal income tax on all of our income, which would have a material adverse effect on our financial performance.
•	We established the offering price for our shares of common stock on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.
•	After meeting the minimum offering requirement, the purchase price for our shares will be determined at each closing date. As a result, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price.
•	This is a “best efforts” offering and if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make.
•	One of our potential exit strategies is to list our shares for trading on a national exchange, and shares of publicly traded closed-end investment companies frequently trade at a discount to their NAV. In such case, we would not be able to predict whether our common stock would trade above, at or below NAV. This risk is separate and distinct from the risk that our NAV per share may decline.

See “Risk Factors” beginning on page 25 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Share Repurchase Program

We do not currently intend to list our securities on any securities exchange and do not expect a public market to develop for the shares in the foreseeable future. Therefore, stockholders should expect to have limited ability to sell their shares.

Beginning 12 months after meeting our minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our board of directors unless, in the judgment of the independent members of our board of directors, such repurchases would not be in our best interests or would violate applicable law. Except in limited circumstances, we will not commence a tender offer for the repurchase of shares until 12 months after meeting our minimum offering requirement, and consequently you will not be eligible to participate in our share repurchase program during the first year of our offering. Further, because it may take up to one year from the effective date of the offering to meet our minimum offering requirement, it may take as long as two years after the effective date of the offering before you are eligible to participate in our share repurchase program. Under our share repurchase program, shares will not be eligible for repurchase for the first year after purchase except upon death or qualifying disability of a stockholder. We anticipate making periodic repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from principal repayments or other liquidation of debt and equity securities as of the end of the applicable period to repurchase shares. We do not expect to repurchase shares in any calendar year in excess of 25.0% of the weighted average number of shares outstanding in the prior calendar year. We further anticipate that we will offer to repurchase such shares during the offering period at a price equal to our current NAV. We will not be obligated to commence repurchase offers at any time.

Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. See “Share Repurchase Program” for more information.

Liquidity Strategy

The shares of our common stock offered hereby have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for the shares in the foreseeable future. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or, if they are able to sell their shares, they may only be able to do so at a discount to our current NAV. We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period. We may explore or complete a liquidity event sooner or later than that time period. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. While our intention is to explore a potential liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

Investment Advisory Fees

Pursuant to our Investment Advisory Agreement, we pay our Adviser a fee for its services consisting of two components — a management fee and an incentive fee. The management fee is calculated at an annual rate of 1.0% of our average gross assets and is payable quarterly in arrears.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding quarter. This fee is “subordinated” in the sense that the fee will not be payable until the Fund has achieved a certain level of net investment income. The payment of the subordinated incentive fee on income is subject to payment of a “preferred return” (a minimum percentage of net investment income that can be distributed to shareholders prior to the accrual of incentive fees to the

Adviser) each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.75% (7% annualized), subject to a “catch up” feature, and is payable as follows:

•	No subordinated incentive fee on income is payable to the Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.75% or 7% annualized, or the “preferred return” on adjusted capital;
•	100% of our pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 2.0588% in any calendar quarter (8.24% annualized) is payable to the Adviser. This portion of the subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.0588% (8.24% annualized) in any calendar quarter; and
•	For any quarter in which our pre-incentive fee net investment income exceeds 2.0588% (8.24% annualized), the subordinated incentive fee on income equals 15.0% of the amount of our pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

The second part of the incentive fee, referred to as the incentive fee on capital gains during operations, is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 15.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

See “Investment Advisory and Management Services Agreement — Advisory Fees” for a description of the investment advisory fees payable to our Adviser.

Administration

We have entered into a fund administration servicing agreement and a fund accounting servicing agreement, each with our Administrator. Our Administrator provides services such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for us to operate. See “Administrative Services” for more information.

Conflicts of Interest

Our Adviser and certain of their affiliates will have certain conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

•	Our Adviser and its affiliates must allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including the other programs sponsored by affiliates of AR Capital, as well as sharing senior management and investment personnel with BDCA Adviser, the investment adviser to BDCA, another public, non-listed BDC, and any BDCs or other investment programs that may be sponsored by the Adviser and its affiliates in the future.
•	The compensation payable by us to our Adviser and other affiliates will be approved by our board of directors consistent with the exercise of the requisite standard of conduct applicable to directors under Maryland law. Such compensation is payable, in most cases, regardless of the quality of the assets acquired, the services provided to us or whether or not our stockholders receive distributions, and may be based in part on the value of assets acquired with leverage.
•	Our Adviser and its affiliates are not restricted from forming additional BDCs or other investment programs, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us or may involve substantial time and resources of our Adviser and its affiliates.

•	To the extent permitted by the 1940 Act and interpretations of the SEC staff, our Adviser may determine it is appropriate for us and one or more other investment accounts managed by our Adviser or any of its affiliates to participate in an investment opportunity. To the extent required, we will seek exemptive relief from the SEC to engage in co-investment opportunities with our Adviser and its affiliates. There can be no assurance that we will obtain such exemptive relief and if we are unable to obtain such relief, we may be excluded from such investment opportunities. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate.
•	Since our dealer manager is an affiliate of our Adviser, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities.

Reports to Stockholders

Each of our quarterly reports on Form 10-Q and our annual reports on Form 10-K will be made available on our website at www.BDCA2.com at the end of each fiscal quarter and fiscal year, as applicable. These reports will also be available on the SEC’s website at www.sec.gov.

Distributions

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare monthly distributions that will be paid on a monthly basis beginning no later than the first calendar quarter subsequent to the month in which the minimum offering requirement is met. We will calculate each stockholder’s specific distribution amount for the month based on a distribution amount per share per day of our common stock, which will accrue daily for each stockholder from the date we accept their subscription for shares of our common stock. From time to time, we may also pay interim distributions, including capital gains distributions, at the discretion of our board of directors. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of your investment rather than earnings or gains derived from our investment activities. See “Material U.S. Federal Income Tax Considerations.” We may fund our cash distributions to stockholders from any sources of funds available to us including expense payments or fee waivers from our Adviser that are subject to reimbursement to it, as well as net offering proceeds and borrowings. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). Distributions made to our stockholders from our net offering proceeds will be considered a return of capital, which is the return of an investor’s original investment in us. You should understand that any such return of capital distributions, or distributions funded from borrowings, expense support payments or fee waivers by our Adviser, will not be based on our investment performance net of fees and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense support payments or fee waivers. You should also understand that our future reimbursements of such expense support payments will reduce the distributions that you would otherwise receive. There can be no assurance that we will be able to sustain distributions at any particular level or at all.

Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution reinvestment plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. If our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under the distribution reinvestment plan. Your reinvested distributions will purchase shares at a price equal to 90.0% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. See “Distribution Reinvestment Plan.”

Taxation

We intend to elect to be taxed for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gain that we distribute to our stockholders from our tax earnings and profits. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed investment company taxable income and net capital gain and could be subject to U.S. federal excise, state, local and foreign taxes. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90.0% of our investment company taxable income, generally our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. See “Material U.S. Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 405 Park Avenue, 14th Floor, New York, New York 10022. We maintain a website at www.BDCA2.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the fees and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates, and the actual amount of fees and expenses may vary from these estimates. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Business Development Corporation of America II” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:

Expenses (as a percentage of offering price)(1)
Sales load to dealer manager(2)	10.00%
Offering expenses(3)	1.50%
Distribution reinvestment plan expenses(4)	—
Total stockholder transaction expenses	11.50%

Annual expenses (as a percentage of net assets attributable to common stock)(1)
Management fee(5)(7)	1.50%
Incentive fees(6)	0.00%
Interest payments on borrowed funds(7)	2.50%
Other expenses(8)	0.75%
Total Annual Expenses	4.75%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that stockholders would pay a selling commission of 7.0% and a dealer manager fee of 3.0% with respect to common stock sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:(1)	$157	$241	$325	$535

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at NAV, participants in our distribution reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the greater of 90.0% of the most recent offering price or at such price necessary to ensure that shares are not sold at a price that is below NAV. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

(1)	Amount assumes we sell $150 million worth of our common stock in this offering which represents the amount we expect to sell during the 12 months following the commencement of the offering and also assumes we borrow funds equal to 50.0% of our net assets. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to meet the minimum offering requirement only, our expenses as a percentage of the offering price would be significantly higher. There can be no assurance that we will sell $150 million worth of our common stock.
(2)	“Sales load” includes selling commissions of 7.0% and dealer manager fees of 3.0%.
(3)	Amount reflects estimated offering expenses to be paid by us of up to $2.25 million if we raise $150 million in gross proceeds, including due diligence expenses associated therewith.

(4)	The expenses of administering our distribution reinvestment plan are included in “Other Expenses.”
(5)	Our management fee under the Investment Advisory Agreement is payable quarterly in arrears, and is calculated at an annual rate of 1.0% of the average value of our gross assets. For these purposes, “gross assets” includes all the assets of our Company, including cash and cash equivalents, and proceeds from indebtedness. See “Investment Advisory and Management Services Agreement — Advisory Fees.”
(6)	Based on our current business plan, we anticipate that we will begin to make investments as soon as practicable after we meet our minimum offering requirement, and we may have capital gains and interest income that could result in the payment of an incentive fee to our Adviser in the first year after completion of this offering. However, the incentive fees payable to our Adviser are based on our performance and will not be paid unless we achieve certain performance targets. As we cannot predict whether we will meet the necessary performance targets, we have assumed that no incentive fees will be paid for purposes of this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater interest income through our investments, and realize capital gains upon the sale of equity investments in our portfolio companies.

The incentive fee will consist of two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding quarter. The payment of the subordinated incentive fee on income will be subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.75% (7% annualized), subject to a “catch up” feature. See “Investment Advisory and Management Services Agreement — Advisory Fees.”

The second part of the incentive fee, referred to as the incentive fee on capital gains during operations, is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to our liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 15.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

(7)	We may borrow funds to make investments, including before we have fully invested the initial proceeds of this offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our investors. The figures in the table assume we borrow for investment purposes an amount equal to 50.0% of our net assets (including such borrowed funds) and that the annual interest rate on the amount borrowed is 5.0%. Our ability to incur leverage during the 12 months following the commencement of this offering depends, in large part, on whether we meet our minimum offering requirement and, if so, the amount of money we are able to raise through the sale of shares registered in this offering.
(8)	Other expenses, including expenses incurred in connection with administering our business, are based on estimated amounts for the initial 12-month period of our investment operations following the date we meet our minimum offering requirement.

COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT ADVISER

The dealer manager will receive compensation and reimbursement for services relating to this offering, and we compensate our Adviser for the investment and management of our assets. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the management fee, the subordinated incentive fee on income and the incentive fee on capital gains during operations are calculated, see “Investment Advisory and Management Services Agreement — Advisory Fees.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (300,000,000 Shares)(1)
	Fees to the Dealer Manager
Selling commissions(2)	7.0% of gross offering proceeds from the offering; all selling commissions are expected to be reallowed to selected broker-dealers.	$210,000,000 (assuming we pay 7.0% of gross proceeds) or $225,000,000 (assuming we pay 7.5% of gross proceeds)
	Alternatively, a selected broker-dealer may elect to receive a fee equal to 7.5% of gross proceeds from the sale of shares by such participating broker-dealer, with 2.5% thereof paid at the time of such sale and 1% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale, in which event, a portion of the dealer manager fee will be reduced such that the combined selling commission and dealer manager fee do not exceed 10.0% of gross proceeds of the offering. If the participating broker-dealer receives a 7.5% selling commission, then the dealer manager will receive a 2.5% dealer manager fee.
Dealer manager fee(2)	3.0% of gross proceeds, of which up to 1.5% may be reallowed to selected broker-dealers.	$90,000,000
	Reimbursement to Our Adviser
Other organization and offering expenses(3)	We reimburse our Adviser for the organizational and offering costs it incurs on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fee and the other organizational and offering expenses borne by us to exceed 15.0% of the gross offering proceeds. Based on our current estimate, we estimate that these expenses would be approximately $45 million, or approximately 1.5% of the gross offering proceeds, if we sell the maximum amount offered.	$45,000,000

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (300,000,000 Shares)(1)
Investment Adviser Fees
Management fee	We pay our Adviser a management fee calculated at an annual rate of 1.0% of our average gross assets. The management fee is payable quarterly in arrears, and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter will be appropriately pro rated.	$26,600,000 (assuming we do not borrow funds) $39,800,000 (assuming we borrow funds equal to 50.0% of our net assets)
Subordinated Incentive Fee on Income(4)	We pay our Adviser a subordinated incentive fee on income, which is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.75% (7% annualized), subject to a “catch up” feature (as described below). For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind, or PIK, interest and zero coupon securities), accrued income that we have not yet received in cash.	These amounts cannot be estimated since they are based upon the performance of the assets held by us. We have not commenced operations and have no prior performance. The amount of any subordinated incentive fee on income will be reported by us in our quarterly and annual financial statements filed with the SEC under the Exchange Act.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (300,000,000 Shares)(1)
	Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from sales of our common stock (including proceeds from our distribution reinvestment plan) reduced for distributions from non-liquidating dispositions of our investments paid to stockholders and amounts paid for share repurchases pursuant to our share repurchase program. We will pay the Adviser a subordinated incentive fee on income for each quarter as follows:	These amounts cannot be estimated since they are based upon the performance of the assets held by us. We have not commenced operations and have no prior performance. The amount of any subordinated incentive fee on income will be reported by us in our quarterly and annual financial statements filed with the SEC under the Exchange Act.

•

No subordinated incentive fee on income is payable to the Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.75% or 7% annualized, or the “preferred return” on adjusted capital;

•

100% of our pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 2.0588% in any calendar quarter (8.24% annualized) is payable to the Adviser. This portion of the subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.0588% (8.24% annualized) in any calendar quarter; and

•

For any quarter in which our pre-incentive fee net investment income exceeds 2.0588% (8.24% annualized), the subordinated incentive fee on income equals 15.0% of the amount of our pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (300,000,000 Shares)(1)
Incentive Fee on Capital Gains During Operations	The incentive fee on capital gains during operations is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to our liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 15.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.	These amounts cannot be estimated since they are based upon the performance of the assets held us. We have not commenced operations and have no prior performance. The amount of any incentive fee on capital gains will be reported by us in our quarterly and annual financial statements filed with the SEC under the Exchange Act.
Other Expenses
Other Operating Expenses	We will pay our Administrator a fee and reimburse our Administrator’s out-of-pocket expenses in connection with its provision of administrative services to us. We will also reimburse the expenses incurred by our Adviser in connection with its provision of investment advisory services provided to us, including compensation payable by our Adviser to our chief compliance officer and other administrative personnel of our Adviser. We will not reimburse for personnel costs in connection with services for which our Adviser receives a separate fee. In addition, we will not reimburse our Adviser for (i) rent or depreciation, capital equipment or other costs of its own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer, board member or controlling person of the Adviser.	Actual expenses are dependent on the terms of the fund administration servicing and fund accounting servicing agreements and therefore cannot be determined at this time.

(1)	Assumes all shares are sold at $10.00 per share with no reduction in selling commissions or dealer manager fees.
(2)	The selling commission and dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. No selling commission or dealer manager fee will be paid in connection with sales under our distribution reinvestment plan. In addition, we may reimburse our dealer manager for due diligence expenses as supported by detailed and itemized invoices.
(3)	After raising at least $2.0 million in gross offering proceeds, including gross offering proceeds from the sale of shares purchased by our Adviser and its affiliates, we expect to begin directly incurring some organizational and offering expenses, as well as other expenses. The organizational and offering expense and other expense reimbursements may include a portion of costs incurred by our Adviser, their members and their affiliates on our behalf for legal, accounting, printing and other offering expenses, including for marketing, salaries and direct expenses of their employees, employees of their affiliates and others while engaged in registering and marketing the shares of our common stock, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by our Adviser, their members or affiliates. Our Adviser, or its affiliates, will be responsible for the payment of our cumulative organizational and offering expenses to the extent they exceed the greater of $125,000 or approximately 1.5% of the aggregate proceeds from the offering.
(4)	A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee preferred return and may result in an increase in the amount of incentive fees payable to our Adviser.

Certain of the fees payable to our Adviser are not based on the performance of our investments. See “Investment Advisory and Management Services Agreement” and “Certain Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to our Adviser, the dealer manager and their affiliates and the conflicts of interest related to these arrangements.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our management, our business, and this offering.

Q:	What is a “BDC”?
A:	BDCs are closed-end management investment companies that elect to be treated as business development companies under the 1940 Act. As such, BDCs are only subject to certain provisions of the 1940 Act, as well as the Exchange Act and, if conducting a public offering, the Securities Act of 1933, as amended, or the Securities Act. BDCs make investments in private or thinly-traded public companies in the form of debt or equity capital, with the goal of generating current income and capital growth, depending on the investment objective of the BDC. BDCs can be internally or externally managed and, if certain requirements are met, may qualify to elect to be taxed as “regulated investment companies” for federal tax purposes.
Q:	What is a “RIC”?
A:	A regulated investment company, or RIC, is an entity that qualifies and has elected to be taxed as a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate-level U.S. federal income taxes on any income that it distributes to its stockholders from its tax earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its stockholders, for each taxable year, at least 90.0% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of net short-term capital gain over net long-term capital loss. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed investment company taxable income and net capital gain and could be subject to U.S. federal excise, state, local and foreign taxes. See “Material U.S. Federal Income Tax Considerations” for more information regarding RICs.
Q:	Who will choose which investments to make?
A:	Our Adviser will oversee the management of our investment activities and is responsible for making investment decisions with respect to our portfolio. All investment decisions made by our Adviser require the approval of its investment committee which will be led by Mr. Budko and include Messrs. Wishe and Bates. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and review the compensation we pay to our Adviser and determine whether the provisions of the Investment Advisory Agreement have been carried out.
Q:	What are the risks involved in making an investment in your shares?
A:	For a complete discussion of the risks related to the offering, see “Risk Factors” on the beginning of page 25.
Q:	How does a “best efforts” offering work?
A:	When securities are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell the offered securities. In this offering, broker-dealers will not have a firm commitment or obligation to purchase any of the shares of common stock we are offering.
Q:	How long will this offering last?
A:	This is a continuous offering of shares of our common stock as permitted by the federal securities laws. We intend to file post-effective amendments to this registration statement, which are subject to SEC review, to allow us to continue this offering for up to three years from the effective date of this offering. Under certain conditions, we may decide to extend this offering beyond three years. Your ability to purchase shares and submit shares for repurchase will not be effected by the expiration of this offering and the commencement of a new one. Generally, state registrations are for a period of one year. We may be required to discontinue selling shares in any state in which our registration is not renewed or otherwise extended annually.
Q:	What happens if you do not raise a minimum of $2.0 million in this offering?
A:	We will not sell any shares unless we sell a minimum of $2.0 million in shares by September 8, 2015 (one year from the effective date of this offering), which will include gross offering proceeds from the sale of shares to our Adviser and its affiliates. Pending satisfaction of this minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers’ benefit, pending release to us. If we do not raise gross offering proceeds of $2.0 million by September 8, 2015, our escrow agent will promptly return all funds in the escrow account (including interest), and we will stop offering shares. We will not pay any fees or expenses out of any funds returned to subscribers. See “Plan of Distribution.”
Q:	Will I receive a stock certificate?
A:	No. Our board of directors has authorized the issuance of shares of our capital stock without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces the offering costs.
Q:	Who can buy shares of common stock in this offering?
A:	In general, you may buy shares of our common stock pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000 (not including home, home furnishings and personal automobiles). For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment.

Generally, you must purchase at least $2,500 in shares of our common stock. After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.”

Certain volume discounts may be available for large purchases. See “Plan of Distribution.” The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker-dealer will be reduced.

Our affiliates may also purchase shares of our common stock. The selling commissions and the dealer manager fee that are payable by other investors in this offering will be reduced or waived for our affiliates.

Q:	How do I subscribe for shares of common stock?
A:	If you meet the net worth and suitability standards and choose to purchase shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. After meeting the minimum offering requirement and holding our initial closing, we expect to accept subscriptions and admit new stockholders at weekly closings. After meeting our minimum offering requirement, subscriptions will be accepted or rejected by us within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.
Q:	Is there any minimum initial investment required?
A:	Yes. To purchase shares in this offering, you must make an initial purchase of at least $2,500. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”
Q:	Can I invest through my IRA, SEP or after-tax deferred account?
A:	Yes, subject to the suitability standards. An approved fiduciary or trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee or fiduciary. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the fiduciary, trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law, and would not constitute a fiduciary breach or prohibited transaction. See “Investor Suitability Standards” for more information.
Q:	How will the payment of fees and expenses affect my invested capital?
A:	The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the book value of your shares of common stock.
Q:	Will the distributions I receive be taxable?
A:	Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gain. Distributions of our “investment company taxable income” (which is, generally, our taxable income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to “qualified dividends” from U.S. corporations and certain qualified foreign corporations, such distributions may be eligible for a maximum tax rate of 20.0%. In this regard, it is anticipated that distributions paid by us generally will not be attributable to “qualified dividends” and, therefore, generally will not qualify for the preferential rate applicable to “qualified dividends.” Distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) properly designated by us as “capital gain dividends” generally will be taxable to a U.S. stockholder as long-term capital gain that is currently taxable at a maximum rate of 20.0% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. stockholder. High-income individuals, estates and trusts are also subject to a 3.8% Medicare tax on net investment income, which includes dividends and gains from disposition of stocks.
Q:	Are there any JOBS Act considerations?
A:	In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies. Such exemptions include, among other things, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations relating to executive compensation in proxy statements and periodic reports, and exemptions from the requirement to hold a non-binding advisory vote on executive compensation and obtain stockholder approval of any golden parachute payments not previously approved. We have decided to take advantage of these exemptions.

Under the JOBS Act, emerging growth companies are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, which require mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor must provide additional information about the audit and the issuer’s financial statements, (3) comply with new audit rules adopted by the PCAOB after April 5, 2012 (unless the SEC determines otherwise), (4) provide certain disclosures relating to executive compensation generally required for larger public companies, or (5) hold stockholder advisory votes on executive compensation. We have decided to take advantage of these exemptions.

Additionally, under Section 107 of the JOBS Act, an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which we have total annual gross revenue of $1 billion or more, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common stock held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter), or (3) the date on which we have, during the preceding three year period, issued more than $1 billion in non-convertible debt.

Q:	When will I get my detailed tax information?
A:	We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain.
Q:	Are there any restrictions on the transfer of shares?
A:	No. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. We do not intend to list our securities on any securities exchange during the offering period, and we do not expect there to be a public market for our shares in the foreseeable future. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us.
Q:	Who can help answer my questions?
A:	If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the dealer manager at:

Realty Capital Securities, LLC
One Beacon Street, 14th Floor, Boston, MA 02108
1-877-373-2522
Attention: Investor Services
www.rcsecurities.com

SELECTED FINANCIAL DATA
(Unaudited)

Balance sheet data:	As of March 31, 2015
Total assets	$53,895
Total liabilities	420,921
Total net assets (deficit)	(367,026)
Net asset value per share	$(16.52)

Income statement data:	For the Three Months Ended March 31, 2015
Net loss	$(248,486)
Net loss per share – basic and diluted	$(11.19)
Other data:
Net cash used in operating activities	$(78,563)
Net cash provided by financing activities	$108,800

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the NAV of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

This is a blind pool offering. We have not identified specific investments that we will make with the proceeds from this offering, and you will not have the opportunity to evaluate our investments prior to purchasing shares of our common stock.

This is a blind pool offering. Neither we nor our Adviser has presently identified, made investments in or contracted to make investments in any debt or equity security. As a result, you will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments prior to purchasing shares of our common stock. You must rely on our Adviser and our board of directors to implement out investment policies, to evaluate our investments opportunities and to structure the terms of our investments. Because investors are not able to evaluate out investments in advance of purchasing shares of our common stock, this offering may entail more risk than other types of offerings. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk adjusted investment returns and other objectives.

Disclosures made by American Realty Capital Properties, Inc. an entity previously sponsored by our Sponsor may adversely affect our ability to raise substantial funds.

On October 29, 2014, American Realty Capital Properties, Inc., or ARCP, announced that its audit committee had concluded that the previously issued financial statements and other financial information contained in certain public filings should no longer be relied upon. This conclusion was based on the preliminary findings of an investigation conducted by ARCP’s audit committee which concluded that certain accounting errors were made by ARCP personnel that were not corrected after being discovered, resulting in an overstatement of adjusted funds from operations, or AFFO, and an understatement of ARCP’s net loss for the three and six months ended June 30, 2014. ARCP also announced the resignation of its chief accounting officer and its chief financial officer. ARCP’s former chief financial officer is one of the non-controlling owners of our Sponsor, but does not have a role in managing our business or our Sponsor’s business. In December 2014, ARCP announced the resignation of Nicholas S. Schorsch, its executive chairman, who was also the chairman of our board of directors until his resignation on December 29, 2014. This individual also is currently one of the controlling members of our Sponsor.

On March 2, 2015, ARCP announced the completion of its audit committee’s investigation and filed amendments to its Form 10-K for the year ended December 31, 2013 and its Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014. According to these filings, these amendments corrected errors in ARCP’s financial statements and in its calculation of AFFO that resulted in overstatements of AFFO for the years ended December 31, 2011, 2012 and 2013 and the quarters ended March 31, 2013 and 2014 and June 30, 2014 and described certain results of its investigations, including matters relating to payments to, and transactions with, affiliates of our Sponsor and certain equity awards to certain officers and directors. In addition, ARCP disclosed that the audit committee investigation had found material weaknesses in ARCP’s internal control over financial reporting and its disclosure controls and procedures. ARCP also disclosed that the SEC has commenced a formal investigation, that the United States Attorney’s Office for the Southern District of New York contacted counsel for both ARCP’s audit committee and ARCP with respect to the matter and that the Secretary of the Commonwealth of Massachusetts has issued a subpoena for various documents. On March 30, 2015, ARCP filed its Form 10-K for the year ended December 31, 2014. ARCP’s filings with the SEC are available at the internet site maintained by the SEC, www.sec.gov.

Following the initial announcement in October, a number of broker-dealer firms that had been participating in the distribution of offerings of public, non-listed REITs sponsored directly or indirectly by the parent of our Sponsor temporarily suspended their participation in the distribution of those offerings. Although certain of these suspended selling agreements have been reinstated, not all such selling agreements have been reinstated.

ARCP’s disclosures may make it more difficult for our dealer manager to enter into selling agreements with participating broker dealers with respect to our offering, which could have a material adverse effect on our ability to raise capital.

In addition, Peter M. Budko, our chairman, CEO and president, is named as a defendant in litigation arising from positions he held at ARCP when these events occurred. This litigation, or others that may arise in connection with these events, may require significant management time and attention and take away from the time that Mr. Budko may devote to managing us.

We are a thinly capitalized new company and have no operating history.

We were recently formed on April 17, 2014 and will not commence operations until we receive gross proceeds of at least $2.0 million from this offering, including gross offering proceeds from the sale of our shares to our Adviser and/or its affiliates. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective and that the value of our common stock could decline substantially.

Current market conditions have impacted debt and equity capital markets in the United States, and we do not expect these conditions to improve in the near future.

Global credit and other financial markets have suffered substantial stress, volatility, illiquidity and disruption in recent years. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. There has been little evidence that the risks posed by these forces have subsided or abated. In particular, the financial services sector has been and continues to be negatively impacted by significant write-offs as the value of the assets held by financial firms has declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations have also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty. This uncertainty has persisted and continues to persist well beyond the official “end-date” of the recession, estimated by the U.S. Bureau of Labor Statistics to be June 2009.

In the wake of the ongoing sub-par recovery of the U.S. economy, concerns persist regarding the slow pace of job and income growth and the overall economic health of domestic consumers, businesses and governments. The Congressional Budget Office is currently projecting an unemployment rate exceeding 5.5% through the end of 2015. Additionally, future economic expansion and business investment is threatened by perceptions of higher taxes and healthcare costs, as well as the high levels of government deficit spending. Should U.S. Congress be unable to reach an agreement regarding the federal budget and the debt ceiling, the federal government could experience an extended government shutdown, which is projected to cause a meaningful reduction in the gross domestic product and which may cause a government default, the extent and magnitude of which are unknown. The outcomes, or lack thereof, with respect to the government shutdown, debt ceiling negotiations, the implementation of the Patient Protection and Affordable Care Act of 2010 and a potential government default add uncertainty for economic performance in 2015 and beyond. If economic uncertainty persists regarding the health of the U.S. economy, business activity could suffer, which would negatively impact our portfolio companies and ultimately our financial condition and your investment in us.

Economic activity has remained subdued and corporate interest rate risk premiums, otherwise known as credit spreads, remain at historically high levels, particularly in the loan and high yield bond markets. These conditions may negatively impact our ability to obtain financing, particularly from the debt markets. In addition, future financial market uncertainty could lead to further financial market disruptions and could further impact our ability to obtain financing, which could limit our ability to grow our business, fully execute our business strategy and could decrease our earnings, if any. Future financial market uncertainty could lead to further financial market disruptions and could further adversely impact our ability to obtain financing and the value of our investments.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our liquidity, financial condition and earnings.

Recent United States (“U.S.”) debt ceiling and budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. Although U.S. lawmakers passed legislation to raise the federal debt ceiling, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the U.S. from “AAA”to “AA+”in August 2011. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. There can be no assurance that governmental or other measures to aid economic recovery will be effective. These developments and the government’s credit concerns in general, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, the decreased credit rating could create broader financial turmoil and uncertainty, which may exert downward pressure on the price of our common stock. Continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable economic conditions or other factors may affect our ability to borrow for investment purposes, and may therefore adversely affect our ability to achieve our investment objective.

Unfavorable economic conditions or other factors could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any.

There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time.

We intend to make distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions.

The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions that we pay may represent a return of capital to you which will reduce your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time.

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare monthly distributions that will be paid on a monthly basis beginning no later than the first calendar quarter subsequent to the month in which the minimum offering requirement is met. We will pay these distributions to our stockholders out of assets legally available for distribution. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). We cannot assure you that we will achieve investment results that will allow us to make a targeted level of distributions or increase our distribution rate each year. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will reduce your tax basis in your shares. Distributions from the proceeds of this offering or from borrowings also could reduce the amount of capital we ultimately invest in interests of portfolio companies. There can be no assurance that we will be able to sustain distributions at any particular level or at all.

Price declines in the market for Leveraged Loans may adversely affect the fair value of over-the-counter debt securities we hold, reducing our NAV through increased net unrealized depreciation.

Prior to the onset of the financial crisis, CLOs, which are a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles, comprised the majority of the market for purchasing and holding senior secured and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. Conditions in the market for Leveraged Loans may deteriorate again, which may cause pricing levels to decline. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of over-the-counter debt securities we hold, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We are externally managed and depend upon the investment expertise, diligence, skill and network of business contacts of our Adviser’s investment professionals. We also depend, to a significant extent, on our Adviser’s access to the investment professionals and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. Our success depends to a significant extent on the continued service and coordination of our Adviser, including its key professionals. The departure of a significant number of our Adviser’s key professionals could have a materially adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that our Adviser will remain our investment adviser or that we will continue to have access to their investment professionals or their information and deal flow.

Because our business model depends to a significant extent upon relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that our Adviser will depend on its relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser fails to maintain its existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom our Adviser’s professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We will compete for investments with other BDCs and investment funds (including private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, also make similar investments in Leveraged Loans. As a result of these new entrants, competition for investment opportunities in Leveraged Loans may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments in relation Leveraged Loan borrowers, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities in Leveraged Loans or otherwise if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments in Leveraged Loans or otherwise or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in Leveraged Loans is underserved by traditional commercial banks and other financial sources. A significant increase in the number or the size of our competitors in this market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act will impose on us as a BDC.

A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of directors, which may be without the benefit of an opinion of third-party valuation experts and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value, as determined by our board of directors. However, the majority of our investments will not be publicly traded or actively traded on a secondary market and will instead be traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we will value these securities quarterly at fair value as determined in good faith by our board of directors and we may not utilize opinions of third-party valuation experts.

Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs and face other significant risks associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our Adviser’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such internalization transaction. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Adviser under the Investment Advisory Agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that we now expect will be paid by our Adviser or its affiliates.

We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Adviser, our earnings per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As currently organized, we will not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. In addition, we could have difficulty retaining such personnel employed by us. Currently, individuals employed by our Adviser and its affiliates perform management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from most effectively managing our investments.

Our board of directors may change certain of our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive certain of our current operating policies, investment criteria and strategies without prior notice and without stockholder approval if it determines that doing so will be in the best interests of stockholders. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our common stock. Such effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Our election to be regulated and to operate as a BDC cannot be withdrawn or discontinued without a stockholder vote. However, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree or for purposes other than those contemplated at the time of this offering.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies.

We could remain an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which we have total annual gross revenue of $1 billion or more, (2) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common stock held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter, and we have been publicly reporting for at least 12 months) or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Under the JOBS Act, emerging growth companies are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with new audit rules adopted by the PCAOB after April 5, 2012 (unless the SEC determines otherwise), (3) provide certain disclosures relating to executive compensation generally required for larger public companies, or (4) hold stockholder advisory votes on executive compensation. While we have decided to take advantage of these exemptions, we do not know if some investors will find our common stock less attractive as a result.

Additionally, the JOBS Act provides that an “emerging growth company” may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

Upon commencement of this offering, we will be subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Under current SEC rules, our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We will be required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a result, we expect to incur significant additional expenses in the near term, which may negatively impact our financial performance and our ability to pay distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in Leveraged Loans that meet our investment criteria, variations in the interest rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Terrorist attacks, acts of war or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Risks Related to our Adviser and its Affiliates

Our Adviser and its affiliates will face conflicts of interest as a result of shared senior management and investment personnel with BDCA Adviser, the investment adviser for an affiliated business development company.

Our Adviser’s senior management and investment personnel also serve in similar capacities for BDCA Adviser, the investment adviser for BDCA, another public, non-listed BDC, pursuant to an investment advisory and management services agreement between it and BDCA. Further, our Adviser is not precluded from serving as or sharing senior management or investment personnel with any investment adviser to any affiliated or unaffiliated BDCs that may be formed in the future. We therefore share the officers, managers and other personnel of our Adviser with BDCA and, should our Adviser serve as investment adviser to future BDCs, with those BDCs as well. In serving in these dual capacities, the officers, managers and personnel of our Adviser may have obligations to BDCA or its investors, the fulfillment of which may not be in our best interests or the best interests of our stockholders. There is a possibility that we, BDCA, and any other BDCs advised by our Adviser may make similar investments in the same portfolio companies. If this occurs, our Adviser may face conflicts of interest regarding the determination of whether to maintain or dispose of these investments in our portfolio and in the portfolios of other BDCs advised by our Adviser or with which our Adviser shares senior management and investment personnel, including BDCA. We rely on our Adviser to manage the day-to-day activities and to implement our investment strategy. The senior management and investment personnel of our Adviser are presently, and in the future intend to continue to be, involved with the same responsibilities for BDCA. Furthermore, we rely on our Adviser to identify investment opportunities and make investment recommendations. BDCA relies on BDCA Adviser to perform the same functions. As a result of these dual responsibilities, the officers, managers and personnel of our Adviser and those of BDCA Adviser will devote only as much of their time to our business as our Adviser, BDCA Adviser and its officers, managers and personnel determine is reasonably required, which may be substantially less than their full time.

If we do not obtain exemptive relief from the SEC to allow us to co-invest alongside BDCA, our ability to execute our investment strategy may be limited and we may be required to adjust our investment strategy.

Our investment strategy with respect to Leveraged Loans assumes the ability to enter into co-investments alongside BDCA and for other investments contemplates co-investments as a possibility. The 1940 Act imposes significant limits on co-investment transactions with BDCA or its affiliates. We generally will not be permitted to co-invest alongside BDCA or its affiliates unless we obtain an exemptive order from the SEC or the transaction is otherwise permitted under existing regulatory guidance, such as syndicated transactions where price is the only negotiated term. Without obtaining exemptive relief, we will not be permitted to participate in transactions where any other terms are negotiable. We, BDCA and certain of its affiliates have requested such an exemptive order, although there is no assurance that we will obtain the requested relief. In the event the SEC does not grant us relief, we will only participate in co-investments that are allowed under existing regulatory guidance, which would reduce the amount of transactions in which we can participate and make it more difficult for us to implement our investment objective and may require adjustments to our investment strategy. Until we obtain exemptive relief, we will be unable to participate in certain transactions with BDCA or its affiliates. Even if we obtain exemptive relief, we are unable to participate in certain transactions originated by BDCA or its affiliates, including during the period prior to receiving such relief.

Our board of directors, including our independent directors, may face conflicts of interest in approving co-investment transactions entered into alongside BDCA.

The individuals that serve on our board of directors, including the independent directors, are the same individuals that serve on the board of directors of BDCA. These individuals are responsible for managing our business and affairs and those of BDCA, and owe fiduciary duties to both us and BDCA. Even if exemptive relief is obtained allowing BDCA and us to co-invest in investment opportunities, our board of directors, including the independent directors, will face conflicts of interest in determining the terms of any co-investment transaction. We will not have the benefit of a disinterested review and approval of any co-investment transaction, and as a result, these co-investment transactions will be subject to greater scrutiny.

We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio or if we are deemed to have accrued income without a corresponding cash payment, which may make it more difficult to meet the annual distribution requirement applicable to RICs.

Our Investment Advisory Agreement entitles our Adviser to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

We expect that any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. Pursuant to the Investment Advisory Agreement, our Adviser is not under any obligation to reimburse us for any part of the incentive fee they received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

For federal income tax purposes, we may be required to recognize taxable income (such as deferred interest that is accrued as original issue discount) in circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our status as a RIC even though we will not have received any corresponding cash amount. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code due to potential mismatch in timing between taxable income recognition and receipt of cash. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income for which we have not received a corresponding cash payment. As a result, we may have to sell some of our investments at times or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for both of these purposes. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations — Qualification and Taxation as a RIC.”

Our Adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, and such compensation arrangements may induce our Adviser to make speculative investments or incur debt.

Our Adviser and its affiliates will receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to additional public offerings of equity by us, which allow the dealer manager to earn additional dealer manager fees and our Adviser to earn increased management fees.

Further, the incentive fee payable by us to our Adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to our Adviser is determined may encourage our Adviser to use leverage to increase the return on our investments. In addition, the fact that our management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage our Adviser to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

The fees that we pay our Adviser could impact our investment returns.

We pay management and incentive fees to our Adviser, and reimburse our Adviser for certain expenses it incurs. In addition, investors in our common stock will invest on a gross basis and receive distributions on a net basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments.

The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. A portfolio company may default on a loan for which prior interest payments were part of the pre-incentive fee net investment income calculation.

In selecting and structuring investments appropriate for us, our Adviser will consider the investment and tax objectives of our Company and our stockholders as a whole, not the investment, tax or other objectives of any stockholder individually.

Certain of our stockholders may have different investment, tax and other objectives with respect to their investments in us. The different interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our Adviser, including with respect to the nature or structuring of our investments, that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations.

Our Adviser can resign on 120 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

Our Adviser has the right to resign under the Investment Advisory Agreement without penalty at any time upon 120 days’ written notice to us, whether we have found a replacement or not. If our Adviser resigns, we may not be able to find a new investment advisor or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the value of our securities may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Adviser and its affiliates. Even if we were able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

Risks Related to Business Development Companies

Our failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a business development company.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70.0% of our total assets are qualifying assets. See “Regulation.” Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. If we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which could have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in our portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not maintain our status as a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility. We cannot voluntarily cease operating as a BDC without shareholder approval.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, meets the requirements under the 1940 Act, which currently requires an asset coverage ratio equaling at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

We expect to utilize leverage to generate capital to make additional investments. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which could prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales and repayments may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current NAV of the common stock if our board of directors, including a majority of the independent members of our board of directors, determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders as well as those stockholders that are not affiliated with us approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates will be restricted.

We will be prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5.0% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25.0% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by our Adviser without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objective, which may negatively impact our results of operations and reduce our ability to pay distributions to our stockholders.

Risks Related to Our Investments

Our investments in Leveraged Loans involve risk and we could lose all or part of our investment.

Investing in Leveraged Loans involves a number of significant risks. Below investment grade Leveraged Loans have historically experienced greater default rates than has been the case for investment grade securities. We intend to achieve our investment objective by investing in a portfolio composed primarily of securities that are rated below investment grade by rating agencies, or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk” or “junk bonds,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. There can be no assurance as to the levels of defaults or recoveries that may be experienced on our investments in Leveraged Loans. Leveraged Loans in which we invest may be issued by companies with limited financial resources and limited access to alternative financing. Issuers of Leveraged Loans may be unable to meet their obligations under their debt securities that we hold. Such developments may be accompanied by deterioration in the value of collateral backing our investments. This could lead to a decline in value of our Leveraged Loan investments, which could result in a decline in our net earnings and NAV.

We may engage in active and frequent trading of Leveraged Loans, which could result in a relatively high portfolio turnover rate and a more volatile NAV per share. In addition, active and frequent trading will result in increased transaction and execution costs, which could negatively impact our financial condition and your investment in us.

We may engage in active and frequent trading of Leveraged Loans. If we pursue this strategy, we expect that we will have a relatively high portfolio turnover rate. Portfolio turnover and active and frequent trading may lead to the realization and distribution to our stockholders of higher short-term capital gains, which would increase their tax liability. Further, active and frequent trading generally involves some expense to us and to our stockholders, such as higher transactional and brokerage costs associated with the portfolio turnover, which may reduce our returns to our stockholders. These trading costs and tax effects associated with portfolio turnover may also adversely affect our performance.

In addition, active and frequent trading will result in a more volatile NAV per share. Active trading could result in the value of our portfolio appreciating or decreasing significantly over short periods of time, also causing our NAV per share to experience significant increases or decreases over short periods of time. Following our initial sale of shares upon meeting the minimum offering requirement, our offering price will be based in part on our then-current NAV per share, the volatility of our NAV per share could result in a more volatile public offering price per share. This could result in a public offering price per share that is significantly different in the future from the public offering price that you pay.

We may acquire interests in Leveraged Loans either directly or indirectly. A holder of a participation in a loan is subject to additional risks not applicable to a holder of a direct interest in a loan.

We may acquire interests in Leveraged Loans either directly (by way of assignment from the selling institution) or indirectly (by purchasing a participation from the selling institution). As described in more detail below, holders of participations are subject to additional risks not applicable to a holder of a direct interest in a loan.

Participations we acquire in a selling institution’s portion of a loan typically result in a contractual relationship only with such selling institution, not with the borrower. In the case of a participation, we will generally have the right to receive payments of principal, interest and any fees to which it is entitled only from the institution selling the participation and only upon receipt by such selling institution of such payments from the borrower. By holding a participation in a loan, we generally will have no right to enforce compliance by the borrower with the terms of the loan agreement and may not directly benefit from the collateral supporting the loan in which we have purchased the participation. As a result, we will assume the credit risk of both the borrower and the institution selling the participation, which will remain the legal owner of record of the applicable loan. In the event of the insolvency of the selling institution, we may be treated as a general unsecured creditor of the selling institution, and even to the extent we are considered to have rights to the underlying loan proceeds, the value of such rights may be diminished by the exercise of setoff between the selling institution and the borrower. In addition, we may purchase a participation from a selling institution that does not itself retain any beneficial interest in any portion of the applicable loan and, therefore, may have limited interest in monitoring the terms of the loan agreement and the continuing creditworthiness of the borrower. When we hold a participation in a loan, we will not have the right to vote under the applicable loan agreement with respect to every matter that arises thereunder, and it is expected that each selling institution will reserve the right to administer the loan sold by it as it sees fit and, subject to the terms of the participation agreement, to amend the documentation evidencing such loan in all respects. Selling institutions voting in connection with such matters may have interests different from ours and may fail to consider our interests in connection with their votes.

In contrast, the purchaser of an assignment of an interest in a loan typically succeeds to all of the rights and obligations of the assigning selling institution and becomes a lender under the loan agreement with respect to that loan. As a purchaser of an assignment, we generally will have the same voting rights as other lenders under the applicable loan agreement, including the right to approve amendments to the loan agreement, to waive enforcement of breaches of covenants or to enforce compliance by the borrower with the terms of the loan agreement, and the right to set off claims against the borrower and to have recourse to collateral supporting the loan. Assignments are, however, arranged through private negotiations between assignees and assignors, and in certain cases the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning selling institution.

Assignments and participations are sold without recourse to the selling institutions, and the selling institutions will generally make minimal or no representations or warranties about the underlying loans, the borrowers, the documentation of the loans or any collateral securing the loans. In addition, we will be bound by provisions of the underlying loan agreements, if any, that require the preservation of the confidentiality of information provided by the borrower.

It is unclear how increased regulatory oversight and changes in the method for determining the London Interbank Offered Rate, or LIBOR, may affect the value of the financial obligations to be held or issued by us that are linked to LIBOR, or how such changes could affect our results of operations or financial condition.

As a result of concerns about the accuracy of the calculation of LIBOR, a number of British Bankers’ Association, or BBA, member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation of LIBOR, and there are ongoing investigations by regulators and governmental authorities in various jurisdictions. Following a review of LIBOR conducted at the request of the U.K. government, on September 28, 2012, recommendations for reforming the setting and governing of LIBOR were released, or the Wheatley Review. The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including additional statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of the compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate setting and a reduction in the number of currencies and tenors for which LIBOR is published. Based on the Wheatley Review and on a subsequent public and governmental consultation process, on March 25, 2013, the U.K. Financial Services Authority published final rules for the U.K. Financial Conduct Authority’s regulation and supervision of LIBOR, or the FCA Rules. In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. The FCA Rules took effect on April 2, 2013. It is uncertain what additional regulatory changes or what changes, if any, in the method of determining LIBOR may be required or made by the U.K. government or other governmental or regulatory authorities. Accordingly, uncertainty as to the nature of such changes may adversely affect the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we intend to generally structure certain of our investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower. A number of judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. Because of the nature of our debt investments we may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (a) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.” Because of the nature of our debt investments, we may be subject to claims of equitable subordination.

Because affiliates of, or persons related to, our Adviser may hold equity or other interests in obligors of our portfolio companies, we could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

The preceding discussion is based upon principles of U.S. federal and state laws. Insofar as debt investments are obligations of non-U.S. obligors, the laws of certain foreign jurisdictions may impose liability upon lenders or bondholders under factual circumstances similar to those described above, with consequences that may or may not be analogous to those described above under U.S. federal and state laws.

We may invest in obligations of non-U.S. obligors, which involve certain risks related to regional economic conditions and risks not normally associated with investments in the obligations of sovereign and corporate obligors located in the United States.

Although 70.0% of our investments must be in U.S.-based companies, we may invest in obligations of obligors organized or incorporated under the laws of a country other than the United States or a state or territory thereof. Investments in the obligations of non-U.S. obligors involve certain special risks related to regional economic conditions and sovereign risks which are not normally associated with investments in the obligations of sovereign and corporate obligors located in the United States. We are unable to provide any information regarding the specific risks associated with purchasing a loan, participation interest or other investment governed by a law other than those of a U.S. jurisdiction. These risks may include and economic uncertainty, fluctuations of currency exchange rates, lower levels of disclosure and regulation in foreign securities markets, confiscatory taxation, taxation of income earned in foreign nations or other taxes or restrictions imposed with respect to investments in foreign nations, foreign exchange controls (which may include suspension of the ability to transfer currency from a given country and repatriation of investments) and uncertainties as to the status, interpretation and application of laws including, but not limited to those relating to insolvency. In addition, there is often less publicly available information about non-U.S. obligors than about sovereign and corporate obligors in the United States. Sovereign and corporate obligors in countries other than the United States may not be subject to uniform accounting, auditing and financial reporting standards, and auditing practices and requirements for both foreign public and private obligors may not be comparable to those applicable to U.S. companies. It also may be difficult to obtain and enforce a judgment relating to investments issued by a non-U.S. obligor in a court outside the United States.

Second priority liens on collateral securing our loans may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Some of our loans will be secured on a second priority basis by the same collateral securing senior secured debt of the portfolio companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before we receive anything. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

We generally will not control our portfolio companies.

We generally will not control our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in privately held companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

We intend to hold Leveraged Loans issued by companies that may enter into bankruptcy proceedings.

Leveraged Loan issuers may experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by an issuer may adversely and permanently affect the issuer. If the proceeding is converted to a liquidation, the value of the issuer may be significantly less than the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs of a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.

We may participate on creditors’ committees to negotiate with management of financially troubled companies.

We may (through an agent) participate on committees formed by creditors to negotiate the management of financially troubled companies that may or may not be in bankruptcy or we may seek to negotiate directly with the debtors with respect to restructuring issues. If we do join a creditors’ committee, the participants of the committee would be interested in obtaining an outcome that is in their respective individual best interests and there can be no assurance of obtaining results most favorable to our interests. By participating on such committees, we may be deemed to have duties to other creditors represented by the committees, which might expose us to liability to such other creditors who disagree with our actions.

We may also be provided with material non-public information that may restrict our ability to trade in such company’s securities. While we intend to comply with all applicable securities laws and to make judgments concerning restrictions on trading in good faith, we may trade in a company’s securities while engaged in such company’s restructuring activities. Such trading creates a risk of litigation and liability that may cause us to incur significant legal fees and potential losses.

Investments in non-investment grade CLO securities may be illiquid, may have a higher risk of default, and may not produce current returns.

Our investments in CLO securities will generally be non-investment grade. Non-investment grade CLO securities tend to be illiquid, have a higher risk of default and may be more difficult to value than investment grade bonds. Recessions or poor economic or pricing conditions in the markets associated with CLO securities may cause higher defaults or losses than expected. Non-investment grade securities are considered speculative, and their capacity to pay principal and interest in accordance with the terms of their issue is not certain. These risks could be exacerbated to the extent that the investments in CLO securities are concentrated in one or more obligor.

We invest in equity securities of CLOs, and may invest in debt securities of CLOs, collateralized primarily by Leveraged Loans. Accordingly, such securities involve the same risks associated with investing in Leveraged Loans on a levered basis, including credit risk, liquidity risk, interest rate risk and market risk. Changes in a variety of factors, including interest rates, defaults, interest rate spreads, interest rate curves, investor perception of macroeconomic risks and market outlook, and demand for debt securities issued by CLOs may cause the cash flows provided by and the market prices for CLO equity securities to fluctuate significantly. CLOs are typically privately offered and sold and CLO securities may be thinly traded or have a limited trading market.

Some of our investments in CLOs may be in newly-issued CLOs. Generally, new-issue CLOs make their initial distribution to underlying debt and equity tranches four to eight months after closing, and subsequent payments are generally made on a quarterly basis. Additionally, equity securities of CLOs do not have a stated coupon and only have claims to residual cash flows after payments to securities ranked senior to equity securities have been made. Changes in a variety of factors, including interest rates, defaults, interest rate spreads, interest rate curves, loan prepayments and performance of collateral underlying CLO securities may cause the cash flows generated by our investments in the debt and equity tranches of CLOs to fluctuate significantly, and in certain instances may be shut off all together either temporarily or permanently. Therefore, the cash flows and earnings we receive from our CLO investments may fluctuate significantly.

Our investments in CLO securities may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies.

We invest in equity and debt tranches of CLOs collateralized primarily by Leveraged Loans. Generally, there may be less information available to us regarding the underlying investments held by such CLO vehicles than if we had invested directly in the underlying companies. As a result, our stockholders will not know the details of the underlying securities of the CLO vehicles in which we will invest. Our CLO investments will also be subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLO vehicles.

The accounting and tax implications of such investments are complicated. In particular, reported revenue from the equity tranche investments of these CLO vehicles are recorded each quarter in accordance with GAAP under the effective interest rate method based on the future projected cash flows. Our current taxable earnings on these investments, however, will depend upon the ownership of the CLO equity tranche as well as for certain CLOs any election we make to mark-to-market our taxable income. Unless we elect mark-to-market treatment, our current taxable income will generally not be determinable until after the end of the fiscal year of each individual CLO vehicle that ends within our fiscal year and may be materially different from both the cash distributions we receive and revenue we record in accordance with GAAP. In general, we may be required to record current taxable income based on our proportionate share of the ordinary earnings and net capital gain of the CLO vehicle or based on changes to fair value if we elect mark-to-market treatment for certain eligible CLO investments, even if such income is not distributed to us by the CLO vehicle. As a result, the reported revenue to our stockholders under GAAP from investments in these CLO vehicles may not be reflective of the taxable income we record for such investments, and the current cash flow we receive from these CLO investments may be less than the current taxable income we record from these investments that we are required to distribute to our stockholders.

There is the potential for interruption and deferral of cash flow from CLO investments.

If certain minimum collateral value ratios or interest coverage ratios are not met by a CLO, then cash flow that otherwise would have been available to pay distributions to us on our CLO investments may instead be used to redeem any senior notes or to purchase additional Leveraged Loans, until the ratios again equal or exceed the minimum required levels or any senior notes are repaid in full. This could result in a reduction in the distribution or principal paid to the holders of the CLO investments, which would adversely impact our returns.

Leveraged Loans that are collateral of our CLO investments are subject to prepayments and calls, increasing re-investment risk and the inability of a CLO collateral manager to reinvest the proceeds of the prepayment of its loan collateral may adversely affect us.

The underlying Leveraged Loans of our CLO investments may be prepaid more quickly than expected, which could have an adverse impact on the value of our CLO investment. Prepayment rates are influenced by changes in interest rates and a variety of economic and other factors beyond our control, and consequently cannot be predicted with certainty. There can be no assurance that for any CLO investment, in the event that any of the Leveraged Loans of a CLO underlying such investment are prepaid, the CLO collateral manager will be able to reinvest such proceeds in new Leveraged Loans with equivalent investment returns. If the CLO collateral manager cannot reinvest in new Leveraged Loans with equivalent investment returns, the proceeds available to pay interest, principal or other distributions to the CLO securities may be adversely affected.

We may not have the ability to control the timing of a call position on our CLO investments.

Our CLO investments generally do not contain optional call provisions, other than a call, at the option of the holders of the equity tranches, for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period (referred to as the “non-call period”).

The exercise of the call option is by the relevant percentage (usually a majority) of the holders of the equity tranche. Therefore, where we do not hold the relevant percentage, we will not be able to control the timing of the exercise of the call option. The equity tranche also generally has a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of the equity tranche if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised.

We have limited control of the administration and amendment of Leveraged Loans owned by the CLOs in which we invest.

We will not be able to directly enforce any rights and remedies in the event of a default of a Leveraged Loan held by a CLO vehicle. In addition, the terms and conditions of the Leveraged Loans underlying our CLO investments may be amended, modified or waived only by the agreement of the underlying lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligations arising from Leveraged Loans could be modified, amended or waived in a manner contrary to our preferences.

Engaging in hedging transactions may expose us to additional risks

We may enter into interest rate or currency hedges. Hedging against interest rate and currency fluctuations may expose us to additional risks and could harm our financial performance. Our use of hedging would not eliminate the risk that the value of our investments could decline or that our investment performance would be better off if we did not hedge. The effectiveness of our hedging is dependent on the price we pay for the hedge and the correlation of the hedge to the risk it is designed to mitigate. It may arise that the cost of a hedging instrument exceeds its expected benefits or that an instrument may not hedge all of the risk for which it was designed to mitigate. Additionally, the use of hedging instruments exposes us to counterparty risk including the failure to perform under the contract such as nonpayment. In the case of the early termination of a hedge agreement upon the occurrence of certain events of default or termination events set forth in the hedge agreement we may be required to make a payment to the hedge provider.

Prepayments of Leveraged Loans of our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments in Leveraged Loans that we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt representing the Leveraged Loan being prepaid, and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Our portfolio may in the future be concentrated in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we do not have fixed guidelines for diversification. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment.

Risks Relating to Debt Financing

If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our common stock. If the value of our assets increases, leveraging would cause the NAV attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause our NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock distribution payments. Leverage is generally considered a speculative investment technique.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and may cause us to be unable to make distributions. The amount of leverage that we employ will depend on our Adviser’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing.

In addition, recent legislation under consideration by the U.S. Congress proposes to decrease this asset coverage amount such that we would be able to maintain a 1:1 ratio between our total assets and indebtedness. If this legislation is enacted, we would therefore be permitted to incur leverage beyond the current limitations of the 1940 Act, which would further increase the risks of loss in the event of a decline in the value of our assets. This legislation would also increase the risks of an investment in our common stock.

Changes in interest rates may affect our cost of capital and net investment income.

Since we intend to use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

You should also be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee preferred return and may result in a substantial increase of the amount of incentive fees payable to our Adviser with respect to pre-incentive fee net investment income. See “Investment Advisory and Management Services Agreement.”

Pending legislation may allow us to incur additional leverage.

As a BDC, under the 1940 Act we generally are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). Legislation introduced in the U.S. House of Representatives, if it becomes law, would modify this section of the 1940 Act and increase the amount of debt that BDCs may incur by modifying the asset coverage percentage from 200% to 150%.

Risks Relating to this Offering and Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements, and the purchase price may be higher than the prior weekly closing price per share.

After satisfying the minimum offering requirement, the purchase price at which you purchase shares will be determined at each weekly closing date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than our NAV per share. As a result, in the event of an increase in our NAV per share, your purchase price may be higher than the prior weekly closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior weekly closing price. See “Plan of Distribution.”

This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

This offering is being made on a best efforts basis, whereby the dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. In addition, selling brokers may have more than one BDC offering to choose to emphasize to prospective purchasers, a choice that may make success in conducting the offering more difficult. Even though we have established a minimum size of our offering necessary for us to release funds from the escrow account and utilize subscription funds, such amount will not, by itself, be sufficient for us to purchase a diversified portfolio of investments. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage, which may include follow-on offerings after completion of this initial offering. However, there can be no assurance that we will complete a liquidity event within such time or at all. We expect that our board of directors, in the exercise of its duties to us, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in our best interests. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our board in which our stockholders will receive cash or shares of a publicly traded company.

While our intention is to explore a potential liquidity event between five and seven years following the completion of our offering stage, which may be extended for an indefinite period of time, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in our best interests, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop. Since a portion of the offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by stockholders will not be invested in portfolio companies. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

You should also be aware that shares of publicly traded closed-end investment companies frequently trade at a discount to their NAV. If our shares are eventually listed on a national exchange, we would not be able to predict whether our common stock would trade above, at or below NAV. This risk is separate and distinct from the risk that our NAV per share may decline.

We initially established the offering price for our shares of common stock on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.

The price of our common stock was initially established on an arbitrary basis and was not based on the amount or nature of our assets or our book value. Further, we are only required under the 1940 Act to adjust our public offering price to ensure that we do not sell shares at a price which is below our NAV per share. We have adopted a policy to ensure that our NAV will not exceed 88.5% of our public offering price nor fall below 87.0% of our public offering price. However, we are not required to continue this policy and may modify it in the future. Therefore, at any given time, the offering price per share may not reflect the per share value of our interests in our portfolio companies.

Because the dealer manager is an affiliate of AR Capital, you will not have the benefit of an independent review of the prospectus customarily performed in underwritten offerings.

The dealer manager, Realty Capital Securities, is an affiliate of AR Capital and will not make an independent review of us or the offering. Accordingly, you will have to rely on your own broker-dealer to make an independent review of the terms of this offering. If your broker-dealer does not conduct such a review, you will not have the benefit of an independent review of the terms of this offering. Further, the due diligence investigation of us by the dealer manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker. You will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in an underwritten public securities offering. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to publicly traded companies.

Our dealer manager signed a Letter of Acceptance, Waiver and Consent with FINRA. Any further action, proceeding or litigation with respect to the substance of the Letter of Acceptance, Waiver and Consent could adversely affect this offering or the pace at which we raise proceeds.

In April 2013, our dealer manager received notice and a proposed Letter of Acceptance, Waiver and Consent, or AWC, from FINRA, the self-regulatory organization that oversees broker dealers, that certain violations of SEC and FINRA rules, including Rule 10b-9 under the Exchange Act and FINRA Rule 2010, occurred in connection with its activities as a co-dealer manager for a public offering. Without admitting or denying the findings, our dealer manager submitted an AWC, which FINRA accepted on June 4, 2013. In connection with the AWC, our dealer manager consented to the imposition of a censure and a fine of $60,000.

Beginning 12 months after meeting our minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase your shares on a quarterly basis. As a result you will have limited opportunities to sell your shares and, to the extent are able to sell your shares under the program you may not be able to recover the amount of your investment in our shares.

Beginning 12 months after meeting our minimum offering requirement, and on a quarterly basis thereafter, we intend to commence tender offers to allow you to tender your shares on a quarterly basis at a price equal to our current NAV. As proposed, the share repurchase program will include numerous restrictions that limit your ability to sell your shares. Under the share repurchase program, shares will not be eligible for repurchase for the first year after purchase except upon death or qualifying disability of a stockholder. Consequently, you will not be eligible to participate in our share repurchase program during the first year of our offering. Further, because it may take up to one year from the effective date of our offering to meet the minimum offering requirement, it may take as long as two years after the effective date of the offering before you are eligible to participate in our share repurchase program. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares; (2) we do not expect to repurchase shares in any calendar year in excess of 25.0% of the weighted average number of shares outstanding in the prior calendar year; (3) unless you tender all of your shares, you must tender at least 25.0% of the amount of shares you have purchased in the offering and must maintain a minimum balance of $2,500 subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any quarter. Our board of directors may amend, suspend or terminate the repurchase program upon 30 days’ notice. We will notify you of such developments (1) in the quarterly reports mentioned above or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. During this offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price you paid for shares in our offering. As a result, to the extent you have the ability to sell your shares to us as part of our share repurchase program, the price at which you may sell your shares, which we expect to be equal to our current NAV, may be lower than what you paid in connection with your purchase of shares in our offering.

In addition, in the event you choose to participate in our share repurchase program, you will be required to provide us with notice of your intent to participate prior to knowing what the NAV per share will be on the closing date. Although you will have the ability to withdraw your repurchase request prior to the closing date, to the extent you seek to sell your shares to us as part of our periodic share repurchase program, you will be required to do so without knowledge of what the repurchase price of our shares will be on the closing date.

We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.

Delays in investing the net proceeds of this offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

In addition, even if we are able to raise significant proceeds, we will not be permitted to use such proceeds to co-invest with certain entities affiliated with our Adviser in transactions originated by our Adviser unless we first obtain an exemptive order from the SEC. We have filed for such an exemptive order, and the SEC has granted exemptive relief for co-investments to BDCs in the past. However, there can be no assurance that we will obtain such relief.

We anticipate that, depending on market conditions, it may take us several months before we have raised sufficient funds to make any investments or to invest the proceeds of this offering in securities meeting our investment objective and providing sufficient diversification of our portfolio. During this period, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock with rights and privileges superior to common stockholders without common stockholder approval.

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. Our board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock.

Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50.0% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue additional shares of common stock. Pursuant to our charter, a majority of our entire board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. After your purchase in this offering, our board may elect to sell additional shares in this or future public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors or employees of our Adviser. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Under the Maryland General Corporation Law, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by employees who are directors of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act under the Maryland General Corporation Law any and all acquisitions by any person of our shares of stock. Our board may amend the bylaws to remove that exemption in whole or in part without stockholder approval. It is the position of the staff of the SEC’s Division of Investment Management that if a BDC fails to amend its bylaws to opt out of the Control Share Acquisition Act, the BDC acts in a manner inconsistent with the 1940 Act. The Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Under the Maryland General Corporation Law, specified “business combinations,” including mergers, consolidations, share exchanges, or, in circumstances specified in the statute, asset transfers or issuances or reclassifications of equity securities, between a Maryland corporation and any person who owns, directly or indirectly, 10.0% or more of the voting power of the corporation’s outstanding voting stock, and certain other parties (each an “interested stockholder”), or an affiliate of the interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter any of the specified business combinations must be approved by two super majority votes of the stockholders unless, among other conditions, the corporation’s common stockholders receive a minimum price for their shares. See “Description of Our Securities — Business Combinations.”

Under the Maryland General Corporation Law, certain statutory provisions permit a corporation that is subject to the Exchange Act and that has at least three independent directors to be subject to certain corporate governance provisions notwithstanding any contrary provision in the corporation’s charter and bylaws. Among other provisions, a board of directors may classify itself without the vote of stockholders. Further, our board of directors, by electing into certain statutory provisions and notwithstanding any contrary provision in the charter or bylaws, may (i) provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting, (ii) reserve for itself the right to fix the number of directors, and (iii) retain for itself the exclusive power to fill vacancies created by the death, removal or resignation of a director. A corporation may be prohibited by its charter or by resolution of its board of directors from electing to be subject to any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Federal Income Tax Risks

We intend to qualify as a RIC and may fail to qualify as a RIC and may be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC.

To obtain and maintain RIC tax treatment under the Code, we must meet annual distribution and source of income requirements and quarterly asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”

•	The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90.0% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. We will be subject to corporate-level U.S. federal income tax on any of our undistributed income or gain. Additionally, we will be subject to a 4.0% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar-year basis. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.
•	The income source requirement will be satisfied if we obtain at least 90.0% of our gross income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.
•	The asset diversification requirements must be satisfied at the end of each quarter of our taxable year. At least 50.0% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25.0% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Even if we qualify as a RIC, we may be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations —  Qualification and Taxation as a RIC.”

You may have current tax liability on distributions you elect to reinvest in our common stock but would not receive cash from such distributions to pay such tax liability.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in our common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of our common stock received from the distribution.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period because we fail to meet any of these required conditions, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2.0% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered regulated investment company after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results;
•	our business prospects and the prospects of our portfolio companies;
•	the impact of the investments that we expect to make;
•	the ability of our portfolio companies to achieve their objectives;
•	our expected financings and investments;
•	the adequacy of our cash resources and working capital; and
•	the timing of cash flows, if any, from the operations of our portfolio companies.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

•	changes in the economy;
•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and
•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

ESTIMATED USE OF PROCEEDS

Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to invest in a leveraged portfolio composed primarily of diversified investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans of U.S. companies that are syndicated and have a secondary trading market. The remainder may be used for operating expenses, distributions to stockholders and for general corporate purposes.

We anticipate that it will take us up to 12 to 24 months after conclusion of this offering to invest substantially all of the net proceeds of the offering in accordance with our investment strategy, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our targeted investment pace. Delays in investing the net proceeds of this offering may impair our performance. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results. Any proceeds of the offering of shares not committed for investment within the later of two years from the date of effectiveness or one year from termination of the offering shall be distributed pro rata to the stockholders as a return of capital without deduction of front end fees. See “Risk Factors — Risks Related to this Offering and Our Common Stock — We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.”

Pending investment of net offering proceeds in our targeted assets, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, and other short-term securities consistent with our election to be treated as a BDC and our election to be taxed as a RIC, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective. During this time, we may employ a portion of the net proceeds to pay operating expenses, to make distributions to stockholders, and for general corporate purposes. Distributions made to our stockholders from our net offering proceeds may be considered return of capital, which is the return of an investor’s original investment in us and will therefore reduce a stockholder’s tax basis in his or her shares. In accordance with the requirements of the 1940 Act, we are prohibited from paying distributions to our stockholders from any source other than our accumulated undistributed net income or our as-determined net income unless accompanied by a written statement which adequately discloses the source or sources of such payment. Our board of directors, including a majority of our independent directors, will be required to determine that making return of capital distributions from our net offering proceeds is in the best interests of our stockholders based upon our then-current financial condition and our expected future growth prospects. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level or at all. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus.

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell: (1) the minimum number of shares required to meet our minimum offering requirement, or 200,000 shares, and (2) the maximum number of shares registered in this offering, or 300,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common stock and the actual number of shares of common stock we sell in the offering. The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Minimum Offering		Maximum Offering
	Amount	%	Amount	%
Gross Proceeds	$2,000,000	100.0%	3,000,000,000	100.0%
Less:
Selling Commission	140,000	7.0	210,000,000	7.0
Dealer Manager Fee	60,000	3.0	90,000,000	3.0
Offering Expenses	125,000	6.25	45,000,000	1.5
Net Proceeds/Amount Available for Investments	$1,675,000	83.75%	$2,655,000,000	88.5%

DISTRIBUTIONS

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare monthly distributions that will be paid on a monthly basis beginning no later than the first calendar quarter subsequent to the month in which the minimum offering requirement is met. We will calculate each stockholder’s specific distribution amount for the month based on a distribution amount per share per day of our common stock, which will accrue daily for each stockholder from the date we accept their subscription for shares of our common stock. From time to time, and not less than quarterly, our Adviser will be required to review our accounts to determine whether distributions are appropriate. We may also pay interim distributions at the discretion of our board. Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of paid-in capital surplus which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.

We may fund our cash distributions to stockholders from any sources of funds available to us including expense support payments or fee waivers from our Adviser that are subject to reimbursement to it, as well as net offering proceeds and borrowings. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). Distributions made to our stockholders from our net offering proceeds will be considered a return of capital, which is the return of an investor’s original investment in us. If we make distributions that are classified as return of capital, or if the distributions we make are funded from borrowings, expense support payments or fee waivers by our Adviser, these distributions can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense support payments or fee waivers. The reimbursement of expense support payments to our Adviser will reduce the amount of distributions we make. There can be no assurance that we will be able to sustain distributions at any particular level or at all.

To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90.0% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute, or be deemed to distribute, during each calendar year an amount at least equal to the sum of (1) 98.0% of our net ordinary income for the calendar year, (2) 98.2% of our capital gain in excess of capital loss for the one-year period ending on October 31 of such calendar year and (3) any net ordinary income and net capital gain for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any distributions and, if we issue senior securities, we will be prohibited from paying distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, if we make a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

Business Development Corporation of America II, incorporated in Maryland on April 17, 2014, is an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and is applying the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, “Financial Services - Investment Companies” (“ASC 946”). As a BDC, we are required to comply with certain regulatory requirements promulgated under the 1940 Act. We intend to elect to be taxed for U.S. federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), with the filing of our 2015 tax return. We are sponsored by AR Capital, LLC (the “Sponsor”) and are managed by BDCA Adviser II, LLC (the “Adviser”), an entity indirectly wholly owned by the Sponsor, pursuant to the terms of the Investment Advisory and Management Services Agreement (the “Investment Advisory Agreement”). The Adviser oversees the management activities and is responsible for making investment decisions regarding our portfolio.

We are offering for sale a maximum of 300 million shares of common stock, $0.001 par value per share, at an initial offering price of $10.00 per share, subject to certain volume and other discounts, on a “best efforts” basis pursuant to a registration statement on Form N-2 , as amended and supplemented (the “Registration Statement”) (File No. 333-197447), filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Offering”). On May 19, 2014, we sold 22,222 shares of common stock to the Sponsor for $9.00 per share, which represents the initial offering price of $10.00 per share less selling commissions of $0.70 per share and dealer manager fees of $0.30 per share consistent with the terms and disclosures of the Registration Statement. On September 8, 2014, our Registration Statement was declared effective by the SEC. Realty Capital Securities, LLC, our affiliate, serves as the dealer manager of the Offering.

If within one year from the commencement of the Offering we do not sell shares totaling gross offering proceeds of at least $2.0 million (the “Minimum Offering Requirement”), we will promptly return all funds to investors and will stop the Offering. Prior to reaching the Minimum Offering Requirement, all subscription payments will be held in an escrow account by UMB Bank, N.A., as escrow agent for our subscribers pending release to us.

We are a specialty finance company formed primarily to make debt investments in first lien, floating rate loans and, to a lesser extent, second lien loans that are generally made to U.S. companies, syndicated and have a secondary trading market . We may also invest in collateralized loan obligations (“CLO”). Our CLO portfolio will primarily focus on the equity tranches of the CLO.

Investment Advisory Agreement

Pursuant to the Investment Advisory Agreement we entered into on August 21, 2014 with our Adviser, we pay our Adviser a fee for its services consisting of two components - a management fee and an incentive fee. The management fee is calculated at an annual rate of 1.0% of our average gross assets at the end of the two most recent completed calendar quarters, and is payable quarterly in arrears.

The incentive fee consists of two parts. The first part, the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on 15.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on “adjusted capital” at the beginning of the most recently completed calendar quarter subject to a “catch up” feature. The subordinated incentive fee will be paid out as follows:

•	No subordinated incentive fee on income is payable to the Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.75% (7.00% annualized);
•	100% of our pre-incentive fee net investment income, if any, that exceeds the preferred return rate of 1.75% in any given calendar quarter (7.00% annualized) but is less than or equal to 1.9853% in any calendar quarter (7.94% annualized) is payable to the Adviser. This portion of the of the subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when our pre-incentive fee investment income reaches 2.0588% (8.24% annualized) in any calendar quarter; and
•	For any calendar quarter in which our pre-incentive fee net investment income exceeds 2.0588% (8.24% annualized), the subordinated incentive fee on income equals 15.0% of the amount of our pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

Pre-incentive fee net investment income is defined as interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, organization, structuring, diligence and consulting fees or other fees we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (excluding the incentive fee and including but not limited to the base management fee, expenses payable under an administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

Adjusted capital is defined as cumulative gross proceeds generated from sales of our common stock (including proceeds from the our distribution reinvestment plan (the “DRIP)) reduced for distributions from non-liquidating dispositions of our investments paid to stockholders and amounts paid for share repurchases pursuant to our share repurchase program.

The second part of the incentive fee, the incentive fee on net capital gains, is an incentive fee on net capital gains earned on the portfolio during operations prior to our liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 15.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

For the three months ended March 31, 2015, we have not incurred any management fees, subordinated incentive fees, or capital gain incentive fees under the Investment Advisory Agreement.

Expense Support Agreement

We have entered into an Expense Support Agreement with the Adviser on August 21, 2014, whereby the Adviser may pay up to 100% of all of our operating expenses for any period beginning on the effective date of the Registration Statement, until we and the Adviser mutually agree otherwise. The Expense Support Payment for any month shall be paid by the Adviser to us in any combination of cash or other immediately available funds, and/or offsets against amounts due from us to the Adviser. The purpose of the Expense Support Payment is to reduce offering and operating expenses until we have achieved economies of scale sufficient to ensure that we are able to bear a reasonable level of expense in relation to investment income. Operating expenses subject to this agreement include expenses as defined by GAAP, including, without limitation, fees payable to the Adviser and interest on indebtedness for such period, if any.

Pursuant to the terms of the Expense Support Agreement, we have agreed to reimburse the Adviser for each Expense Support Payment no sooner than three years after such Expense Support Payment is made by the Adviser. Reimbursement shall be made as promptly as possible on a date mutually agreed to by us and the Adviser (the “Reimbursement Date”) provided that (i) the operating expense ratio, defined as operating expenses excluding organization and offering expenses, base management fees, incentive fees and any interest expense attributable to our indebtedness (“Net Operating Expenses”) expressed as a percentage of our net assets on the relevant measurement date, as of such Reimbursement Date is equal to or less than the operating expense ratio as of the Expense Support Payment date attributable to such specified Expense Support Payment, (ii) the annualized distribution rate as of such Reimbursement Date is equal to or greater than the annualized distribution rate as of the Expense Support Payment date attributable to such specified Expense Support Payment; (iii) such specified Expense Support Payment date is not earlier than three years prior to the Reimbursement Date; and (iv) the Expense Support Payment does not cause our Net Operating Expenses to exceed 1.5% of our net assets attributable to common shares, after taking such reimbursement into account.

As of March 31, 2015 and December 31, 2014, we have not been reimbursed for any operating expenses pursuant to the Expense Support Agreement.

Dealer Manager Agreement

We entered into a dealer manager agreement on September 8, 2014 with Realty Capital Securities, LLC (the “Dealer Manager”) to serve as the dealer manager of the Offering. The Dealer Manager receives fees and compensation in connection with the sale of our common stock in the Offering. The Dealer Manager receives a selling commission of up to 7.0% of the gross proceeds of the shares sold in the Offering before reallowance of commissions earned by participating broker-dealers. Alternatively, selected broker-dealers may elect to receive a fee equal to 7.5% of the gross proceeds of the shares sold in the Offering (not including selling commissions and dealer manager fees) by such participating broker-dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. If this option is elected, the dealer manager fee will be reduced to 2.5% of gross proceeds of the shares sold in the Offering (not including selling commissions and dealer manager fees).

In addition, the Dealer Manager receives up to 3.0% of the gross proceeds of the shares sold in the Offering, before reallowance to participating broker-dealers, as a dealer manager fee. The Dealer Manager may reallow up to 1.5% of its dealer manager fee to such participating broker-dealers.

Potential Conflicts of Interest

The Adviser’s senior management team is comprised of substantially the same personnel as the senior management team of BDCA Adviser, LLC, the investment adviser to Business Development Corporation of America, the Sponsor’s other affiliated BDC. Personnel of BDCA Adviser, LLC and the Adviser may provide investment advice for clients other than us and Business Development Corporation of America, respectively, any, or all, and may continue to do so in the future. To the extent that the Adviser undertakes to provide investment advisory services to other clients, it intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies, if necessary, so that we will not be disadvantaged in relation to any other client of the Adviser or its management team. In addition, even in the absence of the Adviser retaining additional clients, it is possible that some investment opportunities may be provided to other clients rather than to us.

Exemptive Relief

In an application for exemptive relief from the provisions of Sections 17(d) and 57(a)(4) of the 1940 Act as filed with the SEC on October 2, 2014, we requested relief, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with Business Development Corporation of America, and any future BDCs that are advised by the Adviser or its affiliated investment advisers, or, collectively, our co-investment affiliates. We believe this relief may not only enhance its ability to further its investment objectives and strategies, but may also increase favorable investment opportunities for us, in part by allowing it to participate in larger investments, together with our co-investment affiliates, than would be available to it in the absence of such relief. The SEC has not yet issued an order permitting such relief.

Other Related-Party Arrangements

We have entered into agreements with our affiliates, whereby we pay certain fees or reimbursements to our Adviser or its affiliates in connection with asset and service fees, reimbursement of operating costs and offering related costs. We have entered into an Investment Advisory Agreement with the Adviser, an Expense Support Agreement with the Adviser, and a Dealer Manager Agreement with the Dealer Manager, an affiliate of the Sponsor.

In addition, we engaged RCS Advisory Services, LLC, an entity under common control with the Sponsor (“RCS”), on August 21, 2014, through the Investment Advisory Agreement. RCS will provide us with legal, compliance and marketing services and will receive fees as compensation for such services.

In addition, we engaged American National Stock Transfer, LLC an entity under common control with the Sponsor (“Transfer Agent”), on May 19, 2014, to provide us with transfer agent services. The Transfer Agent will conduct transfer agency, registrar and supervisory services for us and will receive fees as compensation for such services.

An affiliate of ours, SK Research, LLC (“SK Research”), is an entity under common control with the Sponsor. SK Research provides broker-dealers and financial advisers with the research, critical thinking and analytical resources necessary to evaluate the viability, utility and performance of investment programs. We entered into a due diligence review fee reimbursement agreement on August 29, 2014 with SK Research. SK Research is conducting its due diligence on us.

See Note 3 - Related Party Transactions and Arrangements to our condensed interim financial statements included in this Quarterly Report on Form 10-Q above for a discussion of the various related-party transactions, agreements and fees.

Significant Accounting Estimates and Critical Accounting Policies

A summary of our significant accounting policies is set forth in Note 2 - Summary of Significant Accounting Policies to our condensed interim financial statements included in this Quarterly Report on Form 10-Q. A full disclosure of our significant accounting polices is disclosed in our Annual Report on Form 10-K for the year ended December 31, 2014.

Results of Operations

As of March 31, 2015, we have not commenced operations or acquired any assets. Additionally, our management is not aware of any material trends or uncertainties, other than national economic conditions, that may be reasonably anticipated to have a material impact on the capital resources or income to be derived from our operations.

Liquidity and Capital Resources

We will generate cash initially from the net proceeds of the Offering and, as we build our investment portfolio, from interest and dividends earned on our investments as well as proceeds from sales of our investments. Our current capital resources have come from the initial capital contribution from our Sponsor and from affiliate advances.

Our principal demands for funds will be for portfolio investments for the payment of operating expenses, distributions to our investors, and for the payment of principal and interest on our outstanding indebtedness. Generally, cash needs for investment activities will be met through proceeds from the sale of common stock through the Offering. We may also from time to time enter into other agreements with third parties where by third parties will contribute to specific investment opportunities. Management expects that in the future, as our investment portfolio grows, our investments will generate sufficient cash flow to cover operating expenses and the payment of monthly distributions. Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from private offerings, proceeds from the sales of our investments and undistributed funds from operations.

Distributions

As of March 31, 2015, we have not yet commenced operations or acquired any assets. Therefore, we have not had any income, cash flows provided by investment operations or funds available for dividends.

Subject to the discretion of our board of directors and applicable legal restrictions, we intend to authorize and declare monthly distributions that will be paid on a monthly basis beginning no later than the first calendar quarter subsequent to the month in which the Minimum Offering Requirement is met. We have also adopted an “opt in” DRIP for our common stockholders. As a result, if we make a distribution, the stockholders will receive distributions in cash unless they specifically “opt in” to the DRIP so as to have their cash distributions reinvested in additional shares of common stock.

Election as a RIC

We intend to elect to be treated as a RIC under Subchapter M of the Code with the filing of our 2015 tax return and intend to maintain our qualification as a RIC thereafter. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To qualify and maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “Investment Company Taxable Income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, or the annual distribution requirement. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S federal excise, state, local and foreign taxes. We will be subject to a 4% nondeductible U.S. Federal excise tax unless we distribute in a timely manner an amount at least equal to 98% of net ordinary income each calendar year and 98.2% of capital gain net income for the one-year period ending on October 31 of such calendar year, if any, and any recognized and undistributed income from prior years for which we paid no federal income taxes.

Off Balance Sheet Arrangements

We currently have no off balance sheet arrangements.

INVESTMENT OBJECTIVE AND POLICIES

Our Company

We are a newly organized specialty finance company incorporated in Maryland. We are managed by BDCA Adviser II, a private investment firm that will be registered as an investment adviser under the Advisers Act. We have entered into a fund administration servicing agreement and fund accounting servicing agreement, each with U.S. Bancorp, our Administrator. Our Administrator will provide the administrative services, such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for us to operate.

Our objective is to generate both current income and, to a lesser extent, capital appreciation through our investments. We intend to achieve this objective by investing in a portfolio composed primarily of diversified investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans, of U.S. companies that are syndicated and have a secondary trading market, which we refer to collectively as Leveraged Loans. Under normal market conditions, we intend to have at least the majority of our investments in Leveraged Loans.

Our investment focus on Leveraged Loans does not target particular issuers based on revenues, assets or enterprise value; however, we expect most of our Leveraged Loans will be Large Market Loans. In compliance with 1940 Act requirements, our Leveraged Loan borrowers will be U.S.-based companies that (1) are privately-held, (2) have outstanding equity that only trades over-the-counter, (3) have less than $250 million in equity market capitalization, (4) are in, or emerging from, bankruptcy, or (5) are unable to meet their obligations without material assistance from non-traditional providers of capital such as us. Under normal market conditions, we intend to have a majority of our portfolio in below investment grade securities, but our Adviser is not limited to investing only in below investment grade securities and may invest in securities of any credit rating. While we intend to have a substantial majority of our assets in Leveraged Loans, we may also invest to a lesser extent in directly originated loans, mezzanine and unitranche loans and high yield bonds on an opportunistic basis.

We also intend to invest in equity tranches of CLOs collateralized primarily by Leveraged Loans and may invest in debt tranches of CLOs collateralized primarily by Leveraged Loans. Under normal market conditions, we intend to limit our investments in CLOs to not more than 25.0% of our portfolio. To a lesser extent we may invest in directly originated loans, mezzanine and unitranche loans and high yield bonds. Additionally, we may from time to time hold or invest in other equity investments and other debt or equity securities generally arising from a restructuring of Leveraged Loan positions previously held by us. Our Adviser will periodically evaluate all investments, both individually and as a component of our overall portfolio, to determine whether we should acquire or dispose of any assets on an opportunistic basis.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we will not be permitted to co-invest with our Adviser or its affiliates in transactions originated by our Adviser or its affiliates unless we obtain an exemptive order from the SEC. We have filed an application for exemptive relief to co-invest with our Adviser and its affiliates on October 2, 2014, which was most recently amended on March 13, 2015. There can be no assurance such relief will be granted.

Prior to obtaining exemptive relief, we intend to co-invest alongside our Adviser or its affiliates in accordance with existing regulatory guidance. For example, at any time, we may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. While we desire to receive exemptive relief from the SEC, given the latitude permitted within existing regulatory guidance and our current universe of investment opportunities, we do not feel that the absence of exemptive relief materially affects our ability to achieve our investment objectives.

To enhance our opportunity for gain, we intend to employ leverage as market conditions permit and at the discretion of our Adviser, but in no event will leverage employed exceed the amount permitted by the 1940 Act, which is currently 50.0% of the value of our assets. We believe when properly financed and hedged, our investment strategy can produce attractive risk-adjusted returns.

Our Adviser

Under the terms of our Investment Advisory Agreement, our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio. Our Adviser is a Delaware limited liability company that has registered as an investment adviser under the Advisers Act. Our Adviser is indirectly wholly-owned by AR Capital, which is controlled by Nicholas S. Schorsch and William M. Kahane, who is a member of our board of directors.

AR Capital has sponsored several investment programs, including a public, non-listed BDC and several public, non-listed REITs.

Leveraged Loan Overview

A Leveraged Loan is a type of corporate debt instrument extending credit to a borrower, usually one with existing outstanding debt, that is originated, structured, negotiated and administered by a financial institution or consortium of financial institutions. These consortiums may then syndicate loans of third-party investors. These investors are known as the primary market. After being placed into the primary market, other investors may seek to buy and sell Leveraged Loan positions to other third-party investors in over-the-counter transactions. This is known as the secondary market. Leveraged Loan investors in both the primary and secondary markets may include institutional investors, domestic and foreign banks, finance companies and securities firms. We intend to invest in Leveraged Loans through both the primary and secondary markets.

Generally, Leveraged Loans are not rated investment grade by credit ratings agencies and often have high interest rates associated with them. Leveraged loans are typically used as capital for a corporate transaction such as a merger, acquisition or leveraged buyout, a recapitalization of the borrower’s balance sheet, as capital for refinancing existing debt, or to fund general corporate purposes or significant corporate projects.

Terms of a Leveraged Loan

The terms of Leveraged Loan’s typically include floating interest rates, meaning that the interest from the loan is some specified percentage, or spread, added to a market index rate. Spreads are typically expressed in basis points and are defined at origination and may be adjusted over the life of a loan to account for changes in a borrower’s credit profile according to predefined credit covenants. Market spreads vary according to market dynamics. Interest rates are periodically reset to reflect changes in market index rates. The specified percentage depends on the perceived creditworthiness of the borrower, the loan terms, the security underlying the loan, the existing debt of the borrower, and other factors. The market index rate most typically used is LIBOR, usually the three-month LIBOR rate. Leveraged Loans also have comparatively short maturities relative to traditional corporate debt instruments such as high-yield bonds. Leveraged Loans are generally secured by some or even all of the assets of a borrower. This broad security interest generally means a higher recovery rate than for unsecured bonds or debt instruments subordinate in priority to the Leveraged Loans. Interest on Leveraged Loans varies in terms of the frequency of the payments.

The Leveraged Loan Market

There is no uniform definition of the criteria of the Leveraged Loan market. Some industry practitioners define a Leveraged Loan market participant based on the applicable spread over the market index rate. Others define a Leveraged Loan market participant based on the issuer’s credit rating. Leveraged Loans are generally rated “Ba1” or lower by Moody’s, “BB+” or lower by Standard & Poors, or “BB+” or lower by Fitch Ratings, Inc., or Fitch (collectively, “below investment grade”). Others define a Leverage Loan market participant based on the size of the issuer. Standard & Poors, for example, defines large-market loans as loans from issuers with EBITDA of greater than $50 million, which we refer to as Large Market Loans, and middle-market loans as loans from issuers with EBITDA of less than $50 million. We expect that most of our Leveraged Loan Investments will be Large Market Loans.

Collateral of a Leveraged Loan

Leveraged Loans may be structured with various lien priorities on underlying collateral, with the market primarily split between first lien loans and second lien loans. Principal payments of second lien loans are generally paid after payments to first lien loans or other loans with seniority in priority of payments. As a result, second lien loans generally have a higher spread compared to first lien loans. The market for second lien loans is significantly smaller and less liquid than the market for first lien loans.

Investments

We anticipate that during our offering period we will invest in a portfolio composed predominately of Leveraged Loans. We also will invest in equity tranches of CLOs collateralized primarily by Leveraged Loans and may invest in debt tranches of CLOs collateralized primarily by Leveraged Loans. To a lesser extent we may invest in directly originated loans, mezzanine and unitranche loans and high yield bonds. Our Adviser will periodically evaluate all investments, both individually and as component of our portfolio, to determine whether we should acquire or dispose of any assets on an opportunistic basis. We expect that each investment will vary proportionately with the size of our capital base.

Potential Market Opportunity

We believe that the banking and financial services crisis, which began in December of 2007 and which continues to constrain capital formation activities, created an opportunity for specialty financial services companies with experience negotiating, structuring and managing Leveraged Loan investments to capitalize on compelling opportunities to generate attractive yields for investors seeking current income. We believe the following factors create favorable investment opportunities to generate attractive risk-adjusted returns for our stockholders.

•	The Leveraged Loan market provides investors seeking current income with an attractive risk-adjusted return profile. The interest on a Leveraged Loan is determined based on a spread over a market index rate that resets periodically. Further, the terms of the Leveraged Loans provide for a “floor,” or minimum market index rate, thus providing protection during a period of low interest rates.
•	Leveraged Loans are typically collateralized by a company’s assets and structured with first lien or second lien priority on collateral. The structure of these loans provides for greater security and potential recovery in the event of default compared to other subordinated fixed-income products which have a lesser claim on the collateral or may be unsecured. These structural characteristics, combined with reduced volatility, attractive credit fundamentals and favorable liquidity, provide investors with an opportunity to generate attractive returns on an absolute and risk-adjusted basis.
•	CLO investments provide additional exposure to Leveraged Loans. Because an investment in the equity tranche of a CLO exposes us to the cash flows of a variety of Leveraged Loans based on numerous different borrower profiles, investing in equity tranches of CLOs effectively allows us to invest in a leveraged portfolio of Leveraged Loans. We believe that investing in equity tranches of CLOs will provide us with opportunities to generate attractive risk-adjusted returns by exposing us to the cash flows of a diversified pool of borrowers.
•	Regulatory reform is making Leveraged Loans less attractive to banks. Due to the financial services crisis that began in December of 2007, banks have been exposed to increased regulatory restrictions which have subjected the industry to more stringent requirements concerning loan underwriting standards, documentation, and risk retention in order to comply with new guidelines. As a result, we believe the cost to comply with these guidelines is increasing expenses in connection with holding these loans, which decreases the attractiveness of the terms of these loans of traditional providers of capital such as banks. These additional costs have led to a decreased ability and interest among traditional lenders in holding Leveraged Loans on their balance sheets. Alternative providers of capital to the Leveraged Loan market, such as our Company, stand to benefit from this increased desire to syndicate loans to outside investors.
•	The market for CLOs has recovered since the financial downturn with $81.3 billion of issuance in 2013 and $123.6 billion of issuance in 2014, which compared favorably to issuance of below $10 billion for 2009 and 2010 combined, according to Thomson Reuters LPC. As of December 31, 2014, Thomson Reuters LPC counted 868 active CLOs with a principal balance of $371 billion. The size of the market of CLOs collateralized by Leveraged Loans should provide ample opportunities for us to find investments in this asset class.

•	Strong demand for debt capital. We believe borrowers will continue to require capital to refinance existing debt, support growth and finance acquisitions. The financial difficulties and widespread consolidation in the U.S. financial services industry has reduced the capacity of lenders able to meet this demand. One primary use of Leveraged Loans is to finance acquisitions by private equity firms. We believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, at $1.1 trillion as of December 2014, will continue to drive demand for Leveraged Loans. We believe that private equity firms will be active participants in acquisitions as a result of this uninvested capital, as these firms seek to generate yield for their investors. As private equity firms consider various acquisitions, they will seek to augment the use of their capital in such transactions with capital provided from other sources.
•	Conservative lending environment. Following the recession caused by the credit crisis, which the U.S. Bureau of Labor Statistics defines as having occurred between December 2007 and June 2009, lenders have become more conservative. As a result of growing borrower free cash flow and historically low interest rates, fixed charge coverage ratios, which measure a borrower’s financial flexibility, are higher than before the credit crisis. At the same time, the most highly leveraged new issue primary loans have more conservative capital structures than prior to the financial crisis. A more conservative lending environment has increased the attractiveness of Leveraged Loans, as well as all debt instruments, to the providers of capital such as us.

Business Strategy

Our long-term investment objective is to generate both current income and, to a lesser extent, capital appreciation through our investments. We intend to achieve this objective by investing in a leveraged portfolio composed primarily of Leveraged Loans. We have adopted the following business strategy to achieve our investment objectives:

•	Utilize the experience and expertise of the principals of our Adviser. Our Adviser’s senior management team, through affiliates of the Sponsor, sponsors one other public, non-listed BDC and several public, non-listed REITs. The principals of our Adviser have extensive relationships with loan syndication and trading desks, lending groups, management teams, investment bankers, and other industry sources that we believe will provide us with attractive investment opportunities.
•	Focus on Leveraged Loans. We will invest at least the majority of our assets in Leveraged Loans, either by holding them directly or indirectly through an investment such as a CLO that is securitized by Leveraged Loans. A CLO is a security secured by pools of assets, in this case Leveraged Loans, and issued in multiple tranches with varying risk-reward attributes. In such instances, our primary investment focus will be on equity tranches of CLOs. We believe that investing in equity tranches effectively allows us to invest in leveraged portfolios of Leveraged Loans because an investment in the equity tranche of a CLO exposes us to the cash flows of a variety of Leveraged Loans based on numerous different borrower profiles. We may also invest portions of our portfolio in debt tranches of CLOs. As a BDC, we are restricted from holding more than 30.0% of our assets in nonqualified investments, as defined by Section 55(a) of the 1940 Act. Investments in debt and equity tranches of CLOs are deemed nonqualified assets for BDC compliance purposes; therefore, under normal market conditions, we intend to limit our investments in CLOs to no more than 25.0% of our portfolio. However, under certain market conditions and subject to our principal investment strategy and the perceived relative risk-adjusted returns of the various asset classes in which we intend to invest, we may operate with an asset composition outside of the criteria described in this paragraph for extended periods of time.
•	Employ disciplined underwriting policies and rigorous portfolio management. We expect to employ an extensive underwriting process which includes a comprehensive review of the potential portfolio companies, an analysis of their competitive position, financial performance and overall industry dynamics. In addition, we will perform substantial due diligence on potential investments, and seek to invest with management teams and private equity sponsors who have proven capabilities in building value. We will offer managerial assistance to our portfolio companies, giving them access to our investment experience, direct industry expertise and contacts, and allowing us to continually monitor their progress. As part of the monitoring process, our Adviser will analyze monthly and quarterly financial statements versus the previous periods and year, review financial projections, meet with management, attend board meetings and review all compliance certificates and covenants.
•	Limited opportunistic investments. We may invest opportunistically in mezzanine and unitranche loans, high yield bonds and directly originated loans made to corporate borrowers, which investments may be thinly traded, hold a subordinated position in collateral, or be from smaller issuers. We may also from time to time own other equity investments, and debt or equity securities generally arising from a restructuring of Leveraged Loans previously held by us.
•	Leverage. We intend to utilize leverage to enhance stockholder returns. The 1940 Act currently permits us, as a BDC, to issue senior securities, or Senior Securities, in amounts such that our asset coverage is at least 200% after each issuance of Senior Securities. “Asset coverage” is defined in the 1940 Act as the ratio which the value of the total assets, less all liabilities and indebtedness not represented by Senior Securities, bears to the aggregate amount of Senior Securities representing indebtedness. We intend to use proceeds from such indebtedness to acquire investments and for general corporate purposes.
•	Focus on long-term credit performance and principal protection. We will structure our customized loan investments on a conservative basis with prudent capital reserve and liquidity, profitability and financial ratio maintenance requirements, first or second lien security interests where possible and cash origination fees payable to us or our Adviser. We will seek strong deal protections for our customized debt investments, including default penalties, information rights and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections will reduce our risk of capital loss.
•	Diversification. We will seek to diversify our portfolio broadly among companies in a multitude of different industries, thereby reducing the concentration of credit risk in any one company or sector of the economy.

Investment Criteria

We intend to establish investment criteria to be followed by our Adviser in evaluating the appropriateness of an investment opportunity in a Leveraged Loan. Specifically, we intend to invest in Leveraged Loans with the following attributes:

•	Syndicated. A syndicated loan is one that is provided by a group of lenders and is structured, arranged, and administered by one or several national or international commercial or investment banks, known as arrangers. The borrower pays the arranger a fee, usually between 1% and 3% of the loan amount, for raising investor capital for the loan. A loan syndication generally functions as a “book building” exercise, in which the arranger will seek commitments from investors based on a range of spreads over an applicable market index rate, usually LIBOR. At the end of the process, the arranger will aggregate the commitments and then determine the applicable spread over LIBOR based on commitment demand. We generally will seek to invest in Leveraged Loans (1) with one or more different investor participants who participate either before or after the closing of the loan and (2) are arranged by large national or international commercial or investment banks acting as the arranger.
•	Secondary Trading Market. Leveraged Loans are sold in two markets, the primary market and the secondary market. The primary market investors are banks, finance companies, and institutional investors, which make commitments to the arranger for some portion of the loan amount. After being placed in the primary market, these primary market investors are free to trade their portion of the Leveraged Loan on the secondary market. These trades are structured as either assignments or participations, and secondary market participants usually trade through the dealer desks at larger commercial or investment banks. We generally aim to invest in Leveraged Loans that have a secondary trading market, to ensure that our investment in the Leveraged Loan will have sufficient liquidity should we wish to trade.

•	Loan Types. Leveraged Loans are usually divided into two tranches: a bank (or “pro rata”) tranche and an institutional tranche. While both of these tranches share covenant and collateral protection, as the names indicate they are marketed to different investors in the primary market. The pro rata tranche typically has a lower spread over LIBOR, a shorter term, and an amortization schedule that shortens the loan’s weighted average life. The institutional tranche typically has a higher spread over LIBOR, a longer term, and a back-end loaded amortization schedule. We will invest predominantly in the institutional tranche Leveraged Loans and expect the typical size of these institutional tranches to exceed $150 million.
•	Below- or Non-Investment Grade. Leveraged Loans are traditionally rated below investment grade. Whether a Leveraged Loan is investment grade or not will depend on the perceived credit risk of the borrower. Borrowers with high credit risk will have a lower credit rating or may be non-investment grade. Borrowers with a low credit risk will have a correspondingly higher credit rating. Investment grade Leveraged Loans offer dramatically lower yields than non-investment grade Leveraged Loans. We intend to invest in Leveraged Loans that are rated below-investment grade, or would be rated non-investment grade if they were rated.

Investment Selection

Our investment philosophy and portfolio construction will involve:

•	An assessment of the overall macroeconomic environment and financial markets;
•	Intensive research and analysis on specific portfolio company characteristics, opportunities, threats, strengths, and weaknesses; and
•	Prior to investing, a detailed consideration of minimizing potential down-side risk, with an emphasis on capital preservation and low volatility.

The foundation of our investment philosophy is intensive credit investment analysis and strict investment criteria based on fundamental value-oriented research and diversification. We will follow a rigorous selection process based on:

•	A comprehensive analysis of issuer creditworthiness, including a quantitative and qualitative assessment of the issuer’s business and future prospects;
•	An evaluation of the management team, including prior experience, cohesiveness, and years of collaboration together;
•	An analysis of business strategy and long-term industry trends based on a review of relevant trade journals and publications and conversations with knowledgeable industry participants; and
•	An in-depth review and assessment of capital structure, financial results and financial projections.

We will seek to identify those issuers exhibiting what we believe to be superior fundamental risk-return profiles with a particular focus on investments with the following characteristics:

•	Established companies with a history of positive and stable operating cash flows. We seek to invest in established companies with sound historical financial performance throughout all phases of the market cycle. We typically focus on companies with a history of profitability. We do not intend to invest in start-up companies or companies with speculative business plans or lack of meaningful strategic direction.
•	Experienced management team. We generally will require that our portfolio companies have an experienced management team. We also seek to invest in companies that have a strong equity incentive program in place that properly aligns the interests of management with a company’s investors.
•	Strong franchises and sustainable competitive advantages. We seek to invest in companies with proven products or services and strong regional or national operations. We will avoid those companies and industries without competitive advantages or that operate in a commodity-like industry.

•	Industries with positive long-term dynamics. We seek to invest in companies in industries with positive long-term dynamics.

Intensive Credit Analysis/Due Diligence

The process through which we will make an investment decision involves extensive research into the target company, its industry, its growth prospects and its ability to withstand adverse conditions. If the senior investment professional responsible for the transaction determines that an investment opportunity should be pursued, we will engage in an intensive due diligence process. Though each transaction may involve a unique process based on the specific facts and circumstances, after a potential portfolio company is identified, we will conduct the following due diligence steps:

•	Meeting with senior management to understand the industry as a whole and the portfolio company’s business more fully, and to evaluate the ability of the senior management team to execute the portfolio company’s strategic vision;
•	Checking management backgrounds;
•	Performing a detailed review of historical and projected financial performance and earnings;
•	Conducting a competitive analysis, and comparing the issuer to its main competitors;
•	Researching industry and financial publications to understand industry wide growth trends;
•	Assessing asset value and the ability of physical infrastructure and information systems to handle anticipated growth;
•	Investigating legal and regulatory risks; and
•	The adequacy of financial and accounting (internal and external) systems.

Portfolio Monitoring

Our Adviser will monitor our portfolio companies to determine if each company is meeting its business plan and to assess the appropriate course of action for each company.

We will employ several methods of evaluating and monitoring the performance and value of our investments, which may include, but are not limited to, the following:

•	Review of monthly and quarterly financial statements and financial projections for the portfolio company;
•	Assessment of successful execution of the portfolio company’s business plan and compliance with applicable covenants;
•	Regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;
•	Evaluation of a portfolio company’s success in achieving periodic benchmarks established by our Adviser and portfolio company management; and
•	Offering significant managerial assistance to our portfolio companies from our Adviser’s officers, managers and personnel, including assistance in director and officer recruitment, referral of outside professionals such as management consultants or bankers and providing financial and management expertise through our Adviser’s experience in the business of the portfolio company.

Opportunistic Acquisitions and Dispositions

Our Adviser will periodically evaluate all investments, both individually and as a component of our overall portfolio, to determine whether we should acquire or dispose of any assets in our portfolio on an opportunistic basis. Opportunistic asset acquisitions involve the use of a valuation approach to identify assets whose current market prices are at a discount to their intrinsic value. Conversely, opportunistic dispositions involve the use of the same valuation approach to identify assets whose current market prices are at a premium to their intrinsic value. In both instances, intrinsic value is based on the combination of the valuation assessment of the portfolio company’s operations with the financial condition reflected in the current market price of the asset. The opportunistic value trading strategy attempts to take advantage of valuation inefficiencies and underappreciated fundamental prospects present in the marketplace. To do this, our Adviser may use mid-cycle estimates, growth prospects, the identification of a revaluation catalyst and competitive advantages as some of the factors in its determination of the future economic prospects and underlying financial condition of the portfolio company. Thus, our Adviser uses a portfolio company’s liabilities and assets as set forth in its public filings and as adjusted by factors our Adviser may deem appropriate to include in its intrinsic value calculation for the portfolio company.

Competition

Our primary competition in providing financing for acquisitions, buyouts and recapitalizations of Leveraged Loan borrowers will include public and private buyout and other private equity funds, commercial and investment banks, commercial financing companies, other BDCs and, to the extent they provide an alternative form of financing, hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of funds as well as access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act will impose on us as a BDC. We expect to use the industry information of our investment professionals, to which we will have access, to assess investment risks and determine appropriate pricing for our investments in portfolio companies.

Properties

We do not own any real estate or other physical properties materially important to our operations. Our executive offices are located at 405 Park Avenue, 14th Floor, New York, New York 10022. We believe that our current office facilities are adequate for our business as we intend to conduct it.

Legal Proceedings

Neither we nor our Adviser are currently subject to any material legal proceedings.

DETERMINATION OF NAV

We, with the assistance of our Adviser, will determine the NAV of our investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by our board of directors. In connection with that determination, we anticipate that our Adviser will prepare portfolio company valuations using relevant inputs, including but not limited to indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts.

The accounting principles generally accepted in the United States, or GAAP, requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. This guidance defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we expect to undertake a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, potentially with assistance from one or more independent valuation firms engaged by our board of directors;
•	The independent valuation firm(s), if involved, will make an independent assessment of the value of each investment;
•	The valuation committee of our board of directors will review each preliminary valuation and our Adviser and an independent valuation firm (if applicable) will supplement the preliminary valuation to reflect any comments provided by the valuation committee; and
•	Our board of directors will discuss the valuations and determine the fair value of each investment, in good faith, based on the input of our Adviser, an independent valuation firm (to the extent applicable) and the valuation committee of our board of directors.

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a list of considerations that our board of directors may consider when valuing our equity and debt investments.

Securities for which market quotations are readily available on an exchange will be valued at the reported closing price on the valuation date. Our board may also obtain quotes with respect to certain of the Company’s investments from pricing services or brokers or dealers in order to value assets. When doing so, our board determines whether the quote obtained is readily available according to GAAP to determine the fair value of the security. If determined readily available, our board uses the quote obtained.

Investments without a readily available market value will be valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that our board may take into account in fair value pricing the Company’s investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, mergers and acquisitions comparables, and enterprise values, among other factors. When available, broker quotations and quotations provided by pricing services will be considered as an input in the valuation process.

For investments in collateralized securities, we will model both the assets and liabilities of each collateralized securities’ capital structure. The model uses a waterfall engine to store the collateral data, generate collateral cash flows from the assets, and distribute the cash flows to the liability structure based on priority of payments. The waterfall cash flows will be discounted using rates that incorporate risk factors such as default risk, recovery risk, prepayment risk, interest rate risk and reinvestment risk, among others. In addition, we consider broker quotations and quotations provided by pricing services as an input to determining fair value when available.

Determinations in Connection With Offerings

We are offering shares on a continuous basis at an initial offering price of $10.00 per share; however, to the extent that our NAV increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below NAV. After meeting the minimum offering requirements, we will then sell our shares at a public offering price established by our board of directors or a committee thereof. We are prohibited under the 1940 Act from selling our shares of common stock at a public offering price, after deducting selling commissions and dealer manager fees, that is below our NAV per share. As a result of regulatory requirements, we will adjust our public offering as necessary to ensure that our NAV does not exceed 90.0% of the public offering price. Additionally, in connection with each weekly closing, we intend to ensure that our NAV will not fall below 87.0% or exceed 88.5% of our public offering price. Should the NAV fall outside of this range, we will adjust the public offering price accordingly.

In reviewing our public offering price in connection with each closing date, our board of directors or a committee thereof will be required to make the determination that we are not selling shares of our common stock at a price below the then-current NAV of our common stock at the time at which the sale is made. Our board of directors or a committee thereof considers the following factors, among others, in making such determination:

•	the NAV of our common stock disclosed in the most recent periodic report we filed with the SEC;
•	our management’s assessment of whether any material change in the NAV has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed NAV to the period ending two days prior to the date of the closing on and sale of our common stock; and
•	the magnitude of the difference between (i) a value that our board of directors or a committee thereof has determined reflects the current NAV (as of a time within 48 hours, excluding Sundays and federal holidays) of our common stock, which is based upon the NAV of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the NAV of our common stock since the date of the most recently disclosed NAV of our common stock, and (ii) the current offering price of our common stock.

We intend to provide our board of directors, or a committee thereof, with all of the information required by it to make a determination that we are not selling shares at a price which, after deducting selling commissions and dealer manager fees, is below the then-current NAV at the time at which the sale of shares is made. To the extent that there is even a remote possibility that we may issue shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then-current NAV per share, our board of directors or a committee thereof will elect either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to calculate our NAV within 48 hours of the issuance of shares of our common stock in order to ensure that it will not be at a price which, after deducting selling commissions and dealer manager fees, is below our NAV per share.

Promptly following any adjustment to the public offering price per share of our common stock, we will update our prospectus by filing a prospectus supplement with the SEC disclosing the public offering price per share, and we will also post the updated information on our website at www.BDCA2.com.

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The responsibilities of our board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors currently has an audit committee, a valuation committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called to remove a director shall indicate that the purpose, or one of the purposes, of such special meeting is to determine if the director shall be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Board of Directors and Executive Officers

Our board of directors consists of five members, a majority of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of our board of directors will be elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups — independent directors and interested directors.

Name	Age	Director Since	Expiration of Current Term
Interested Directors
Peter M. Budko	55	December 2014	2016 Annual Meeting
William M. Kahane	66	April 2014	2016 Annual Meeting
Independent Directors
Leslie D. Michelson	64	August 2014	2016 Annual Meeting
Randolph C. Read	62	December 2014	2016 Annual Meeting
Edward G. Rendell	71	August 2014	2016 Annual Meeting

Executive Officers

The following persons serve as our executive officers in the following capacities:

Name	Age	Position(s) Held with the Company	Executive Officer Since
Peter M. Budko	55	Chairman, President and Chief Executive Officer	May 2014
Katie P. Kurtz	35	Chief Financial Officer, Treasurer and Secretary	August 2014
Walter D. Karle	46	Chief Compliance Officer	August 2014

The address for each director and executive officer of the Company is c/o Business Development Corporation of America II, 405 Park Avenue, 14th Floor, New York, New York 10022.

Biographical Information

Interested Directors:

Peter M. Budko has served as president of our Company since its formation in April 2014, our chief executive officer since November 2014, as director and chairman of the board of directors of our Company since December 2014 and was our chief operating officer from April 2014 until December 2014. He has also served as director and chairman of BDCA since December 2014, chief executive officer of BDCA since November 2014, and was president of BDCA from April 2012 until November 2014 and had served as its chief operating officer from January 2011 until November 2014. Mr. Budko has served as the chief executive officer of our Adviser since its formation in April 2014 and for BDCA Adviser since June 2010. He also served as the chief investment officer of BDCA from May 2010 until April 2012. Mr. Budko has also served as an executive officer of RFT, and RFT’s advisor since their respective formations in November 2012, and as chief investment officer and a director of RCS Capital Corporation, or RCS Capital, since February 2013. Mr. Budko has been a principal and a member of the investment committee of BDCA Venture Adviser, LLC, or BDCV Adviser, the adviser to BDCA Venture, Inc. (NASDAQ: BDCV), since July 2014. Mr. Budko was a founding partner of AR Capital and serves or has served in various executive capacities among other public, non-listed investment programs currently or formerly sponsored by our Sponsor. Mr. Budko founded and formerly served as managing director and group head of the Structured Asset Finance Group, a division of Wachovia Capital Markets from 1997 to 2006. As head of this group, Mr. Budko had responsibility for a diverse platform of structured financial and credit products, including commercial asset securitization; net lease credit financing and acquisitions; structured tax free asset exchange solutions and qualified intermediary services for real estate exchange investors. While at Wachovia, Mr. Budko acquired over $5 billion of assets. From 1987 to 1997, Mr. Budko worked in the Private Placement and Corporate Real Estate Finance Groups at NationsBank Capital Markets (predecessor to Bank of America Securities), becoming head of the Corporate Real Estate Finance group in 1990. Within the Private Placement group, Mr. Budko was responsible for the origination, structuring and placement of highly structured debt offerings by corporate issuers within NationsBank. Mr. Budko received a B.A. in Physics from the University of North Carolina.

We believe that Mr. Budko’s current experience as an executive officer of our Company, our Adviser, BDCA, BDCA Adviser and BDCV Adviser, RFT and RFT’s advisor, as an executive officer and director of RCS Capital, as founding partner of our Sponsor and his experience in various executive capacities among other public, non-traded investment programs currently or formerly sponsored by our Sponsor, and significant prior financial services experience, make him well qualified to serve as our chairman of our board of directors.

William M. Kahane has been an interested director of our Company since its formation in April 2014. Mr. Kahane has also served as an interested director of BDCA since its formation in May 2010 and, until March 2012, was its president. Mr. Kahane served as the president and chief operating officer of the BDCA Adviser from its formation in June 2010 until March 2012. Mr. Kahane was appointed as a director and as the executive chairman of the board of directors of American Realty Capital New York City REIT II, Inc. in January 2015. Mr. Kahane has served as the chief executive officer and president of American Realty Capital Daily Net Asset Value Trust, Inc., or ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager since November 2014 and was appointed as a director and as chairman of the board of directors of ARC DNAV in December 2014. Mr. Kahane also previously served as a director of ARC DNAV from September 2010 until March 2012 and as chief operating officer and secretary of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager from November 2014 until December 2014. Mr. Kahane has served as an executive officer of American Realty Capital Trust V, Inc., or ARCT V, the ARCT V advisor and the ARCT V property manager since November 2014 and in December 2014 was appointed as chief executive officer. Mr. Kahane was appointed as a director and as chairman of the board of directors of ARCT V in February 2015. Mr. Kahane has served as chief executive officer of AR Capital Acquisition Corp. since August 2014. Mr. Kahane has been an interested trustee and chairman of the board of trustees for the American Real Estate Income Fund since May 2012. Mr. Kahane has served as a director of American Realty Capital New York City REIT, Inc., or ARC NYCR, since its formation in December 2013 and was appointed as executive chairman in December 2014. Mr. Kahane served as chief operating officer, treasurer and secretary of American Realty Capital Global Trust, Inc., or ARC Global, the ARC Global advisor and the ARC Global property manager from October 2014 until February 2015 and was appointed executive chairman of the board of directors of ARC Global in February 2015. Mr. Kahane was appointed as a director and executive chairman of the board of directors of American Realty Capital Global Trust II, Inc., or ARC Global II, in December 2014 and previously served as the chief operating officer, treasurer and secretary of ARC Global II, the ARC Global II advisor and the ARC Global II property manager from October 2014 until December 2014. Mr. Kahane was appointed a director of American Realty Capital Hospitality Trust, Inc., or ARC HOST, in February 2014 and was appointed as executive chairman in December 2014. Mr. Kahane previously served as the chief executive officer and president of ARC HOST from August 2013 to November 2014. Mr. Kahane has served as a director of RFT since November 2014 and was appointed as chairman in December 2014. Mr. Kahane has served as a director of American Realty Capital — Retail Centers of America, Inc., or ARC RCA, since its formation in July 2010 and also served as an executive officer of ARC RCA and the ARC RCA advisor from their respective formations in July 2010 and May 2010 until March 2012, and from November 2014 to December 2014, Mr. Kahane served as chief operating officer and secretary of ARC RCA and the ARC RCA advisor. Mr. Kahane has served as the president of ARC RCA and the ARC RCA advisor since November 2014 and was appointed as the chairman of the board of directors of ARC RCA and the chief executive officer of ARC RCA and the ARC RCA advisor in December 2014. Mr. Kahane was appointed as a director and as the chairman of the board of directors of American Realty Capital — Retail Centers of America II, Inc. (“ARC RCA II”) in December 2014 and has served as chief executive officer of ARC RCA II and the ARC RCA II advisor since November 2014. Mr. Kahane has served as the president of ARC RCA II and the ARC RCA II advisor since October 2014. Mr. Kahane served as chief operating officer and secretary of ARC RCA II and the ARC RCA II advisor from October 2014 to December 2014. Mr. Kahane was appointed as a director and executive chairman of the board of directors of American Realty Capital Healthcare Trust III, Inc., or ARC HT III, in December 2014. Mr. Kahane has also served as a director of New York Recovery REIT, Inc., or NYRT, since its formation in October 2009 and was appointed as executive chairman in December 2014. Mr. Kahane also previously served as president and treasurer of NYRT from its formation in October 2009 until March 2012. Mr. Kahane served as a director of American Realty Capital Healthcare Trust, Inc., or ARC HT, from its formation in August 2010 until January 2015 when ARC HT closed its merger with Ventas, Inc. Mr. Kahane previously served as an executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager from their respective formations in August 2010 until March 2012. Mr. Kahane has served as a director of American Realty Capital Healthcare Trust II, Inc., or ARC HT II, since March 2013 and served as executive chairman from December 2014 until February 2015. Mr. Kahane served as a director of ARCP from February 2013 to June 2014. He also served as a director and executive officer of ARCP from December 2010 until March 2012. Additionally, Mr. Kahane served as an executive officer of ARCP’s former manager from November 2010 until March 2012. Mr. Kahane served as an executive officer of American Realty Capital Trust, Inc., or ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007 until the close of ARCT’s merger with Realty Income Corporation in January 2013. He also served as a director of ARCT from August 2007 until January 2013. Mr. Kahane served as an executive officer of American Realty Capital Trust III, Inc., or ARCT III, the ARCT III advisor, and the ARCT III property manager from their formation in October 2010 until April 2012. Mr. Kahane served as a director of Phillips Edison Grocery Center REIT II, Inc. from August 2013 until January 2015. Mr. Kahane also has been the interested director of BDCA II since April 2014. Mr. Kahane served as a director of RCAP from February 2013 until December 2014, and served as chief executive officer of RCAP from February 2013 until September 2014. Mr. Kahane served as a director of Cole Real Estate Income Strategy (Daily NAV), Inc. from February 2014 until December 2014, and served as a director of Cole Credit Property Trust, Inc. from May 2014 until February 2014. Mr. Kahane has served as the Chief Executive Officer and President of American Energy Capital Partners — Energy Recovery Program, LP, or AECP, since November 2014 and director of AECP’s general partner since October 2013.

Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008. Mr. Kahane began his career as a real estate lawyer practicing in the public and private sectors from 1974 to 1979 where he worked on the development of hotel properties in Hawaii and California. From 1981 to 1992, Mr. Kahane worked at Morgan Stanley & Co., or Morgan Stanley, specializing in real estate, including the lodging sector becoming a managing director in 1989. In 1992, Mr. Kahane left Morgan Stanley to establish a real estate advisory and asset sales business known as Milestone Partners which continues to operate and of which Mr. Kahane is currently the chairman. Mr. Kahane worked very closely with Mr. Schorsch while a trustee at American Financial Realty Trust, or AFRT, from April 2003 to August 2006, during which time Mr. Kahane served as chairman of the finance committee of AFRT’s board of trustees. Mr. Kahane served as a managing director of GF Capital Management & Advisors LLC, or GF Capital, a New York-based merchant banking firm, where he directed the firm’s real estate investments, from 2001 to 2003. GF Capital offers comprehensive wealth management services through its subsidiary TAG Associates LLC, a leading multi-client family office and portfolio management services company with approximately $5 billion of assets under management. Mr. Kahane also was on the board of directors of Catellus Development Corp., a NYSE growth-oriented real estate development company, where he served as chairman. Mr. Kahane received a B.A. from Occidental College, a J.D. from the University of California, Los Angeles Law School and an MBA from Stanford University’s Graduate School of Business.

We believe that Mr. Kahane’s current and prior experience as a director and/or executive officer of the companies described above and his significant investment banking experience in real estate make him well qualified to serve as a member of our board of directors.

Independent Directors:

Leslie D. Michelson was appointed as an independent director of our Company in January 2011. Mr. Michelson also has served as an independent director of BDCA II since August 2014 and of ARC HT since January 2011 and as lead independent director of ARC HT since July 2012. Mr. Michelson served as an independent director of ARCT from January 2008 until the close of its merger with Realty Income in January 2013. Mr. Michelson was appointed as lead independent director of ARCT in July 2012. Mr. Michelson served as an independent director of ARC RCA from March 2012 until October 2012. Mr. Michelson also has served as an independent director of ARCP since October 2012, but has resigned effective April 1, 2015. Mr. Michelson was appointed as lead independent director of RFT in January 2013 and served as such until November 2014. Mr. Michelson served as an independent director of ARC DNAV from August 2011 until February 2012 and served as a director of NYRT from October 2009 until August 2011. Mr. Michelson has served as the chairman and chief executive officer of Private Health Management, a retainer-based primary care medical practice management company since April 2007. Mr. Michelson served as vice chairman and chief executive officer of the Prostate Cancer Foundation, the world’s largest private source of prostate cancer research funding, from April 2002 until December 2006 and currently serves on its board of directors. Mr. Michelson served on the board of directors of Catellus Development Corp. from 1997 until 2004 when the company was sold to ProLogis. Mr. Michelson was a member of the Audit Committee of the board of directors for 5 years and served at various times as the chairman of the Audit Committee and the Compensation Committee. From April 2001 to April 2002, he was an investor in, and served as an advisor or director of, a portfolio of entrepreneurial healthcare, technology and real estate companies. From March 2000 to August 2001, he served as chief executive officer and as a director of Acurian, Inc., an Internet company that accelerates clinical trials for new prescription drugs. From 1999 to March 2000, Mr. Michelson served as an adviser of Saybrook Capital, LLC, an investment bank specializing in the real estate and health care industries. From June 1998 to February 1999, Mr. Michelson served as chairman and co-chief executive officer of Protocare, Inc., a manager of clinical trials for the pharmaceutical industry and disease management firm. From 1988 to 1998, he served as chairman and chief executive officer of Value Health Sciences, Inc., an applied health services research firm he co-founded. Mr. Michelson has been a director of Nastech Pharmaceutical Company Inc., a NASDAQ-traded biotechnology company focused on innovative drug delivery technology, from 2004 to 2008, of Highlands Acquisition Company, an AMEX-traded special purpose acquisition company, from 2007 to 2009, and of G&L Realty Corp., a NYSE-traded medical office building REIT from 1995 to 2001, and of Landmark Imaging, a privately held diagnostic imaging and treatment company from 2007 to 2010. Also since June 2004 and through the present, he has been and is a director and vice chairman of ALS-TDI, a philanthropic organization dedicated to curing Amyotrophic Lateral Sclerosis, commonly known as Lou Gehrig’s disease. Mr. Michelson received his B.A. from The Johns Hopkins University in 1973 and a J.D. from Yale Law School in 1976.

We believe that Mr. Michelson’s current experience as lead independent director of ARC HT and RFT; his previous experience as a member of the board of directors of ARC DNAV, NYRT, ARC RCA and ARCT, and Catellus Development Corp. and his legal education make him well qualified to serve as a member of our board of directors.

Randolph C. Read was appointed as an independent director of our Company in December 2014. Mr. Read has been President and Chief Executive Officer of Nevada Strategic Credit Investments, LLC since 2009. From 2007 to 2009 Mr. Read served with The Greenspun Corporation, lastly as Executive Director and President, whose companies included its wholly owned subsidiary American Nevada Realty. Mr. Read has previously served as President of a variety of other companies, including International Capital Markets Group, Inc. Mr. Read serves on the Board of Directors of Health Care Trust, Inc. (as non-executive chairman), New York REIT, Inc., Pacific Millennium Packaging Group Corporation (China) and the advisory board of the Flying Food Group, LLC and has previously served on a number of public and private company boards. He has an M.B.A. in Finance from the Wharton Graduate School of the University of Pennsylvania and a B.S. from Tulane University.

We believe that Mr. Read’s prior business experience and his leadership qualities make him well-qualified to serve as a member of our board of directors.

Edward G. Rendell was appointed as an independent director of our Company in August 2014. Governor Rendell also has served as an independent director of ARCT III from March 2012 until the close of its merger with ARCP in February 2013, as an independent director of BDCA since January 2011 and as an independent director of ARC RCA since October 2012. Governor Rendell served as an independent director of ARCP from July 2011 until October 2012. Governor Rendell was reappointed as an independent director of ARCP in February 2013, but has resigned effective April 1, 2015. Mr. Rendell was appointed as an independent director of ARC Global in May 2012. Governor Rendell also served as an independent director of ARC HT from January 2011 until March 2012. Governor Rendell served as the 45th Governor of the Commonwealth of Pennsylvania from January 2003 through January 2011. As the Governor of the Commonwealth of Pennsylvania, he served as the chief executive of the nation’s 6th most populous state and oversaw a budget of $28.3 billion. He also served as the Mayor of Philadelphia from January 1992 through January 2000. As the Mayor of Philadelphia, he eliminated a $250 million deficit, balanced the city’s budget and generated five consecutive budget surpluses. He was also the General Chairperson of the National Democratic Committee from November 1999 through February 2001. Governor Rendell served as the District Attorney of Philadelphia from January 1978 through January 1986. In 1986 he was a candidate for governor of the Commonwealth of Pennsylvania. In 1987, he was a candidate for the mayor of Philadelphia. From 1988 through 1991, Governor Rendell was an attorney at the law firm of Mesirov, Gelman and Jaffe. From 2000 through 2002, Governor Rendell was an attorney at the law firm of Ballard Spahr. Governor Rendell worked on several real estate transactions as an attorney in private practice. An Army veteran, Governor Rendell holds a B.A. from the University of Pennsylvania and a J.D. from Villanova Law School.

We believe that Governor Rendell’s current experience as an independent director of ARCT III, ARC RCA and ARC Global, his prior experience as an independent director of ARC HT, his over thirty years of legal, political and management experience gained from serving in his capacities as the Governor of Pennsylvania and as the Mayor and District Attorney of Philadelphia, including his experience in overseeing the acquisition and management of Pennsylvania’s real estate development transactions, including various state hospitals, make him well qualified to serve as a member of our Board of Directors.

Executive Officers (who are not directors):

Katie P. Kurtz has served as our chief financial officer, treasurer and secretary since August 2014. She currently also serves as chief accounting officer of BDCA and RFT, chief financial officer and treasurer of BDCA Venture, Inc. and as vice president of our Sponsor. Prior to joining our Sponsor in July 2013, Ms. Kurtz was employed as vice president by The Carlyle Group, where she served as chief accounting officer for Carlyle GMS Finance, Inc., Carlyle’s business development company. From 2010 to 2012, Ms. Kurtz served as director of finance and controller for New Mountain Finance Corporation, an exchange-traded business development company. Prior to New Mountain, Ms. Kurtz served as controller at Solar Capital Ltd, an exchange-traded business development company, and in various accounting and financial reporting roles at

GFI Group, Inc. Ms. Kurtz began her career at PricewaterhouseCoopers, LLP. She is a licensed certified public accountant in New York State. Ms. Kurtz holds a B.S. in Accountancy and a B.A. in German from Wake Forest University and a Master of Science in Accountancy from Wake Forest University.

Walter Karle has served as our chief compliance officer since August 2014 and previously served as deputy chief compliance officer of Realty Capital Securities, our dealer manager, from May 2013 until February 2015. He joined RCS in May of 2013, and prior to RCS, Mr. Karle was a Compliance Officer at Matrix Capital from April 2010 to February 2013. Prior to Matrix Capital, Mr. Karle worked as an attorney in private practice. Mr. Karle received his J.D. from Touro College Jacob D. Fuchsberg Law Center, and graduated with a B.S. from the University of Massachusetts Amherst. He currently holds FINRA series 7, 24 and 63 licenses.

Corporate Leadership Structure

Our board of directors believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. We believe the combined role of chairman and chief executive officer along with Mr. Kahane and three independent directors is in our best interest because it provides the appropriate balance between strategic development and independent oversight of management.

Committees of the Board of Directors

Audit Committee

Our audit committee is composed entirely of independent directors. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. Leslie D. Michelson and Randolph C. Read serve as the members of our audit committee. Mr. Michelson serves as the chairman of the audit committee and has been designated as the audit committee financial expert.

Valuation Committee

Our valuation committee is composed entirely of independent directors. The valuation committee establishes guidelines and makes recommendations to our board of directors regarding the valuation of our loans and investments. The valuation committee is responsible for aiding our board of directors in fair value pricing of debt and equity securities that are not publicly traded or for which current market values are not readily available. The board of directors and valuation committee may utilize the services of an independent valuation firm to help them determine the fair value of these securities. Leslie D. Michelson, Randolph C. Read and Edward G. Rendell serve as members of the valuation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is composed entirely of independent directors. The nominating and corporate governance committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. Our nominating and corporate governance committee will consider stockholders’ proposed nominations for director; however, please see “Description of our Securities” for more information on certain requirements that must be met in connection therewith. Leslie D. Michelson, Randolph C. Read and Edward G. Rendell serve as the members of our nominating and corporate governance committee.

Compensation of Directors

Prior to meeting our minimum offering requirement of $2.0 million, our directors are not entitled to compensation. Subsequent to meeting our minimum offering requirement, independent directors will receive an annual fee of $20,000 plus reimbursement of any reasonable out-of pocket expenses incurred in connection with their service on the board. In addition, the chairman of the audit committee will receive an annual fee of $5,000 and the chairman of each of the nominating and corporate governance committee and the valuation committee will receive an annual fee of $2,500 for their additional services, if any, in these capacities. In addition, our independent directors will receive compensation for the in-person attendance of certain industry-related events and seminars in the amount of (1) $2,500 for each day of an external seminar, conference, panel, forum or other industry-related event that does not exceed four hours or (2) $5,000 for each day of an external seminar, conference, panel, forum or other industry-related event that exceeds four hours. In addition, we purchase directors’ and officers’ liability insurance on behalf of our directors and officers.

Compensation of Executive Officers

None of our executive officers will receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business are provided to us by our officers and the employees of our Adviser and Administrator pursuant to the terms of the Investment Advisory Agreement and each of the fund administration servicing agreement and the fund accounting servicing agreement.

Oversight of Risk Management

Our board of directors, in its entirety, will play an active role in overseeing management of our risks. Our board of directors will regularly review information regarding our credit, liquidity and operations, as well as the risks associated with each. Each committee of our board of directors will play a distinct role with respect to overseeing management of our risks:

•	Audit Committee: Our audit committee will oversee the management of enterprise risks. To this end, our audit committee will meet at least annually (i) to discuss our risk management guidelines, policies and exposures and (ii) with our independent registered public accounting firm to review our internal control environment and other risk exposures.
•	Valuation Committee: Our valuation committee will oversee the risks relating to the valuation of our assets and the fair value determinations by our board of directors. In fulfillment of this duty, the valuation committee will meet at least quarterly to discuss the methodologies, inputs and assumptions used in the valuation of our assets and the risks attendant in such methodologies, inputs and assumptions.
•	Nominating and Corporate Governance Committee: Our nominating and corporate governance committee will manage risks associated with the independence of our board of directors and potential conflicts of interest.

While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the committees will each report to our board of directors on a regular basis to apprise our board of directors regarding the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

PORTFOLIO MANAGEMENT

Our Adviser will be responsible for the overall management of our activities and will be responsible for making investment decisions with respect to our portfolio. We anticipate that all new investments will be required to be approved by a consensus of the Investment Committee of our Adviser, which will be led by Mr. Budko and will include Messrs. Wishe and Bates. For more information regarding the business experience of Messrs. Budko, Wishe and Bates see “Management — Board of Directors and Executive Officers.” The members of the investment committee will receive no direct compensation from us. Such members may be employees or partners of our Adviser and may receive compensation or profit distributions from our Adviser.

Our Investment Adviser

Our Adviser is a Delaware limited liability company formed on June 2, 2014 that has registered as an investment adviser under the Advisers Act. Our Adviser is wholly-owned by AR Capital, which is controlled by Nicholas S. Schorsch and William M. Kahane, one of our directors. The principal executive offices of our Adviser are located at 405 Park Avenue, 14th Floor, New York, New York 10022.

The background and experience of the principals of our Adviser and certain of the senior investment professionals employed or retained by our Adviser and its affiliates are described in the “Management — Board of Directors and Executive Officers” section of this prospectus. The biographical information for Messrs. Wishe and Bates is provided below.

Ira Wishe serves on our Adviser’s Investment Committee and as a Portfolio Manager for our Adviser. Mr. Wishe has also been with BDCA Adviser since February 2012 and is responsible for portfolio management over BDCA’s syndicated loan portfolio, investment research related to the fund’s energy and industrial portfolio, operations, trading and marketing. Prior to joining BDCA Adviser in 2012, Mr. Wishe was an investment analyst at MKP Capital, LLC, focusing on the firm’s investments in high yield and investment grade companies and CLOs. His role was to generate trade recommendations by performing fundamental and relative value credit analysis. Prior to MKP, in 2010 Mr. Wishe was a research analyst/trader at Tricadia Capital, LLC, as part of a team that managed two CLOs and a credit opportunity fund investing in corporate bank debt with a focus on middle market companies. Before Tricadia, in 2007 Mr. Wishe was employed by Deloitte & Touche, performing audit and consulting work for clients in the asset management/hedge fund industry. While at Deloitte, he was selected to be financially sponsored to attend the Executive MBA Program at the Stern School of Business at New York University. Mr. Wishe also holds an a BS in Accounting from Binghamton University.

Shiloh Bates, CFA® serves on our Adviser’s Investment Committee and as its Head of Structured Products. Mr. Bates has also been with BDCA Adviser since April 2012 and currently serves as its Head of Structured Products. Prior to joining BDCA Adviser, Mr. Bates was a senior credit analyst at Canaras Capital Management for two years, focusing on leveraged loans and mezzanine CLO structured products. Prior to Canaras, in 2010 Mr. Bates was a senior credit analyst at Four Corners Capital Management for five years, managing a $800 million portfolio of leveraged loans and high yield bonds financed by CLOs, private accounts and closed-end funds. Before Four Corners, in 2001 Mr. Bates was employed by ING Capital Advisors for two years, performing in-depth financial analysis of distressed investments in telecommunication and technology companies. Mr. Bates holds a BA in Political Science from Virginia Tech, a Master of Public Policy from Harvard University, John F. Kennedy School of Government, a Master of Financial Mathematics from the University of Chicago and a Master of Statistics from Columbia University. Mr. Bates also served in the U.S. Army Reserves Special Operations Command as a Specialist for six years.

INVESTMENT ADVISORY AND MANAGEMENT SERVICES AGREEMENT

Investment Adviser Services

Our Adviser, BDCA Adviser II, is a Delaware limited liability company that will be registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our board of directors, our Adviser will manage the day-to-day operations of, and provide investment advisory and management services to us. Under the terms of our Investment Advisory Agreement, our Adviser, among other things:

•	determines the composition and allocation of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes;
•	identifies, evaluates and negotiates the structure of the investments we make;
•	executes, monitors and services our investments;
•	determines the securities and other assets that we will purchase, retain, or sell;
•	performs due diligence on prospective portfolio companies; and
•	provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

Our Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

We have entered into the Expense Support Agreement with our Adviser pursuant to which our Adviser may make Expense Support Payments to us on a monthly basis in an amount up to 100% of our operating expenses. We may reimburse our Adviser for previously paid Expense Support Payments only under certain conditions. Our Expense Support Payment contains provisions to ensure that for our Adviser to be reimbursed, certain of our operating expenses must be lower, and our distribution rate to our stockholders must be higher, than on the date our Adviser originally made the Expense Support Payment. Specifically, the Expense Support Agreement provides that we will reimburse our Adviser only (1) if our “operating expense ratio” (as defined in the Expense Support Agreement) is equal to or less than our operating expense ratio at the time the corresponding Expense Support Payment was incurred, (2) if our “annualized distribution rate” (as defined in the Expense Support Agreement) is equal to or greater than the annualized distribution rate at the time the corresponding Expense Support Payment was incurred, (3) if the Expense Support Payment was made not earlier than three years prior to the date of repayment, and (4) to the extent that it does not cause our other operating expenses to exceed 1.5% of our net assets attributable to our common stock. Such payment may be in any combination of cash or offsets against amounts due from us to our Adviser. Pursuant to the terms of the Expense Support Agreement, we shall reimburse our Adviser, if requested, the amount of such Expense Support Payments within three years from the date the Expense Support Payment is incurred. Our Adviser is entitled to reimbursement of all previously unreimbursed Expense Support Payments in the event of termination of the Expense Support Agreement.

Advisory Fees

Pursuant to the Investment Advisory Agreement, we pay our Adviser a fee for investment advisory and management services consisting of two components — a management fee and an incentive fee.

Management Fees

The management fee is calculated at an annual rate of 1.0% of our average gross assets. The management fee is payable quarterly in arrears, and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter will be appropriately pro rated.

Incentive Fees

The incentive fee consists of two parts. The first part, referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on 15% of our “pre-incentive fee net investment income” for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a “preferred return,” (a minimum percentage of net investment income that can be distributed to shareholders prior to the accrual of incentive fees to the Adviser) each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.75% (7% annualized), subject to a “catch up” feature (as described below).

For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the management fee, expenses payable under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash.

Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from sales of our common stock (including proceeds from our distribution reinvestment plan) reduced for distributions from non-liquidating dispositions of our investments paid to stockholders and amounts paid for share repurchases pursuant to our share repurchase program.

The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No subordinated incentive fee on income shall be payable to the Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.75% or 7% annualized, the “preferred return” on adjusted capital;
•	100% of our pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 2.0588% in any calendar quarter (8.24% annualized) shall be payable to the Adviser. This portion of the subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when the pre-incentive fee net investment income reaches 2.0588% (8.24% annualized) in any calendar quarter; and
•	For any quarter in which our pre-incentive fee net investment income exceeds 2.0588% (8.24% annualized), the subordinated incentive fee on income shall equal 15.0% of the amount of our pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

The following is a graphical representation of the calculation of the subordinated incentive fee on income:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income
(expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income allocated to income-related portion of incentive fee

The second part of the incentive fee, referred to as the incentive fee on capital gains during operations, is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to the our liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 15.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

Examples of Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee(*):

Alternative 1 — Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 1.25%
•	Hurdle rate(1) = 1.75%
•	Management fee(2) = 0.25%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 0.80%

Pre-incentive net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2 — Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 2.25%
•	Hurdle rate(1) = 1.75%
•	Management fee(2) = 0.25%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 1.80%

Pre-incentive net investment income exceeds hurdle rate, but does not fully satisfy the “catch-up” provision; therefore there is an income incentive fee payable by us to our Adviser.

Incentive fee	= 100% × pre-incentive fee net investment income, subject to the “catch-up” = 100% × (1.80% – 1.75%) = 0.05%

Alternative 3 — Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 3.0%
•	Hurdle rate(1) = 1.75%
•	Management fee(2) = 0.25%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%
•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.55%

Pre-incentive net investment income exceeds hurdle rate and fully satisfies the “catch-up” provision, therefore there is an income incentive fee payable by us to our Adviser.

Incentive fee = 15% × pre-incentive fee net investment income, subject to “catch-up”

Incentive fee = 100% × “catch-up” + (15% × (pre-incentive fee net investment income – 2.0588%))

Catch-up = 2.0588% – 1.75% = 0.3088%

Incentive fee	= (100% × 0.3088%) + (15% × (2.55% – 2.0588%)) = 0.3088% + (15% × 0.4912%) = 0.3088% + 0.0737% = 0.38%

(1)	Represents 7% annualized hurdle rate.
(2)	Represents 1.0% annualized management fee.
(3)	Excludes organizational and offering expenses.
(4)	The “catch-up” provision is intended to provide our Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds in any calendar quarter.
(*)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets.

Example 2: Capital Gains Portion of Incentive Fee:

Alternative 1: Assumptions

•	Year 1: $20 million investment made in company A (“Investment A”), and $30 million investment made in company B (“Investment B”)
•	Year 2: Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million
•	Year 3: FMV of Investment B determined to be $25 million
•	Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

•	Year 1: None
•	Year 2: Capital gains incentive fee of $4.5 million ($30 million realized capital gains on sale of Investment A multiplied by 15.0%)
•	Year 3: None
•	Year 4: Capital gains incentive fee of $150,000 ($4.65 million ($31 million cumulative realized capital gains multiplied by 15.0%) less $4.5 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions

•	Year 1: $20 million investment made in company A (“Investment A”), $30 million investment made in company B (“Investment B”) and $25 million investment made in company C (“Investment C”)
•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million
•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million
•	Year 4: FMV of Investment B determined to be $35 million
•	Year 5: Investment B sold for $20 million.

The capital gains incentive fee, if any, would be:

•	Year 1: None
•	Year 2: $3.75 million capital gains incentive fee (15.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)
•	Year 3: $1.05 million capital gains incentive fee.(1) $4.8 million (15.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $3.75 million capital gains fee received in Year 2)

•	Year 4: None
•	Year 5: None. $3.75 million (15.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $4.8 million cumulative capital gains fee paid in Year 2 and Year 3

(1)	As illustrated in Year 3 of Alternative 2 above, if Business Development Corporation of America II were to be wound up on a date other than December 31st of any year, Business Development Corporation of America II may have paid aggregate capital gains incentive fees that are more than the amount of such fees that would be payable if Business Development Corporation of America II had been wound up on December 31 of such year.

The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses are the payment of fees and other expenses under our Investment Advisory Agreement and the fund administration servicing and fund accounting servicing agreements with our Administrator. The investment advisory fee compensates our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments.

Subject to the limitations included in the Investment Advisory Agreement, we bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate and organizational expenses relating to offerings of our common stock, subject to limitations included in the Investment Advisory Agreement;
•	amounts paid to third parties for administrative services;
•	the cost of calculating our NAV;
•	the cost of effecting sales and repurchases of shares of our common stock and other securities;
•	management and incentive fees payable pursuant to the Investment Advisory Agreement;
•	fees payable to third parties relating to, or associated with, valuing investments (including any independent valuation firms);
•	transfer agent and custodial fees, fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events);
•	federal and state registration fees;
•	any exchange listing fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses;
•	brokerage commissions;
•	costs of proxy statements;
•	stockholders’ reports and notices;
•	costs of preparing government filings, including periodic and current reports with the SEC;
•	fidelity bond, liability insurance and other insurance premiums; and
•	printing, mailing, independent accountants and outside legal costs.

Indemnification

The Investment Advisory Agreement provides that our Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall not be entitled to indemnification for any liability or loss suffered by such indemnitee, nor shall such indemnitee be held harmless for any loss or liability suffered by us, unless (i) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company; (ii) the indemnitee was acting on behalf of or performing services for the Company; (iii) such liability or loss was not the result of negligence or misconduct by the indemnitee; and (iv) such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from stockholders. In addition, the indemnitee shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

Fiduciary Duty of Investment Adviser

Under the terms of our Investment Advisory Agreement, our Adviser has a fiduciary responsibility for the safekeeping and use of all of our funds and assets, whether or not in our Adviser’s immediate possession or control. Our Adviser may not employ, or permit another to employ, such funds or assets in any manner except for our exclusive benefit. In addition, our Adviser may not, by entry into an agreement with any of our stockholders or otherwise, contract away the fiduciary obligation owed to us and our stockholders under common law.

No Exclusive Agreement

Under the terms of the Investment Advisory Agreement, our Adviser may not be granted an exclusive right to sell or exclusive employment to sell our assets.

Rebates, Kickbacks and Reciprocal Arrangements

Under the terms of the Investment Advisory Agreement, our Adviser may not (i) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws or circumvent the NASAA Omnibus Guidelines, (ii) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, or (iii) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential stockholder; provided, however, that our Adviser may pay a registered broker-dealer or other properly licensed agent from normal sales commissions for selling or distributing our common stock.

Commingled Funds

Under the terms of the Investment Advisory Agreement, our Adviser may not permit or cause to be permitted the commingling of our funds with the funds of any other entity. However, nothing shall prohibit our Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts may be established for the benefit of affiliated investment programs, provided that our funds are protected from the claims of other programs and creditors of such programs.

Limitations on Reimbursement of Expenses

Our charter provides that we will reimburse the Adviser for all of our expenses incurred by our Adviser as well as the actual cost of goods and services used for or by us and obtained from entities not affiliated with our Adviser. No reimbursement will be permitted for services for which our Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement will be: (i) rent or depreciation, utilities, capital equipment and other administrative items of our Adviser; and (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer or board member of our Adviser (or any individual performing such services) or a holder of 10.0% or greater equity interest in our Adviser (or any person having the power to direct or cause the direction of our Adviser, whether by ownership of voting securities, by contract or otherwise). The Adviser may be reimbursed for administrative services necessary to the prudent operation of the Company, provided that (i) the reimbursement shall be the lower of the Adviser’s actual cost or the amount the Adviser would be required to pay unaffiliated entities for comparable administrative services in the same geographic location; and (ii) that such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other method conforming with generally accepted accounting principles. At this time, we are unable to predict the amount, if any, of such reimbursable expenses for the next fiscal year.

Termination of Investment Advisory Agreement

The Investment Advisory Agreement may be terminated at any time, without the payment of any penalty by our Adviser, upon 120 days’ written notice to us, and by us upon 60 days’ written notice to our Adviser. After the termination of the Investment Advisory Agreement, our Adviser will not be entitled to compensation for further services provided except that it shall be entitled to receive from us within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to our Adviser prior to termination of the Investment Advisory Agreement. If we and our Adviser cannot agree on the amount of such reimbursements and fees, the Investment Advisory Agreement provides that the parties will submit to binding arbitration which cost will be borne equally by the terminated Adviser and us. Upon termination, our Adviser shall promptly (i) deliver to our board of directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to our board of directors, (ii) deliver to our board of directors all of our assets and documents then in custody of our Adviser and (iii) cooperate with us to provide an orderly management transition. If our stockholders or our Sponsor elect to continue the business of the Company after the withdrawal of the Adviser, the withdrawing Adviser is required to pay all expenses incurred as a result of its withdrawal.

Duration of Investment Advisory Agreement

We have entered into the Investment Advisory Agreement with our Adviser. Unless earlier terminated as described above, the Investment Advisory Agreement remains in effect from year-to-year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the Investment Advisory Agreement.

ADMINISTRATIVE SERVICES

We have entered into a fund administration servicing agreement and a fund accounting servicing agreement, each with our Administrator. Our Administrator will provide services to us, such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for us to operate.

Pursuant to the fund administration servicing agreement and the fund accounting servicing agreement, we will be required to pay our Administrator annual fees equal to 9 basis points on the first $200,000,000 that we raise in connection with our initial public offering and seven basis points on any amount raised between $200,000,000 and $500,000,000, 4 basis points on any amount raised between $500,000,000 and $1,000,000,000 and 2.5 basis points on the balance of the assets, with a minimum annual fee of $100,000. We also will be required to pay an annual $3,000 fee for support provided to our chief compliance officer and reimburse our Administrator for out of pocket expenses incurred on our behalf.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an Investment Advisory Agreement with our Adviser, which is wholly owned by AR Capital, which is controlled by Nicholas S. Schorsch and William M. Kahane, one of our directors. Our executive officers and the other investment professionals of our Adviser may also serve as principals of other investment managers affiliated with our Adviser or AR Capital that may in the future manage investment funds with investment objectives similar to ours.

On May 19, 2014, AR Capital contributed an aggregate of $200,000 to purchase 22,222 shares of common stock at $9.00 per share prior to the commencement of this offering, which represents the public offering price of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share. Because no selling commission or dealer manager fees will be paid on the gross offering proceeds from these sales, the per share net offering proceeds received by us are equal to the per share net offering proceeds that we will receive in this offering from unaffiliated investors.

Any transaction with our affiliates must be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of the directors, including a majority of disinterested directors.

Reorganization of our Sponsor

Our Sponsor is the successor entity as a result of a series of reorganization transactions, or the reorganization, in which certain lines of business were reorganized under two parent companies, RCAP Holdings, LLC, which was, prior to our organization, the sponsor of BDCA, and AR Capital, our current Sponsor and the current sponsor of BDCA. Our dealer manager and transfer agents are subsidiaries of RCAP Holdings, LLC, which is under common control with AR Capital. Each of AR Capital and RCAP Holdings, LLC is controlled directly or indirectly by Nicholas S. Schorsch and William M. Kahane, one of our directors.

Affiliated Dealer Manager

We have engaged Realty Capital Securities, an affiliate of AR Capital, as our dealer manager and will pay fees to such entity pursuant to the dealer manager agreement. Under the terms of the dealer manager agreement, Realty Capital Securities is expected to act as our exclusive dealer manager until the end of our initial public offering or until the dealer manager agreement is terminated by us or them.

In April 2013, our dealer manager received notice and a proposed AWC from FINRA, the self-regulatory organization that oversees broker dealers, indicating that certain violations of SEC and FINRA rules, including Rule 10b-9 under the Exchange Act and FINRA Rule 2010, occurred in connection with its activities as a co-dealer manager for a public offering. Without admitting or denying the allegations in the AWC, the dealer manager, solely for the purposes of the proceeding with FINRA and any other proceeding brought by or on behalf of FINRA, or to which FINRA is a party, prior to a hearing and without an adjudication of any issue of law or fact, accepted and consented to the entry of the following findings by FINRA with respect to the aforementioned offering relating to conduct that occurred in 2011: (i) that the dealer manager violated SEC Rule 10b-9 and FINRA Rule 2010 by (a) effecting the sale of shares of an offering when the minimum contingency had not sold by the close date; and (b) failing to promptly refund the proceeds to purchasers as provided in the offering memoranda (which were instead released from escrow to the issuer in error); (ii) that the dealer manager violated SEC Rules 17a-3(6) and 17a-4(b), NASD Rule 2100 and FINRA Rule 2010 by failing to obtain subscription agreements for two purchases of an issuer’s shares by an affiliate and by accepting an incomplete subscription agreement from an affiliate for the issuer’s shares; and (iii) that the dealer manager violated FINRA Rule 2010 by allowing an affiliate of the issuer to purchase under a directed share program available only to natural persons.

Allocation of Our Adviser’s Time

We rely to a significant degree on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us, including sharing senior management and investment personnel with BDCA Adviser, the investment adviser to BDCA. As a result of these activities, our Adviser, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. Therefore, our Adviser, its personnel, and certain affiliates may experience conflicts of interest in allocating management time, services, and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us. However, our Adviser believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all activities in which they are involved.

Competition/Co-Investment

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we will not be permitted to co-invest with our Adviser or its affiliates in transactions originated by our Adviser or its affiliates unless we obtain an exemptive order from the SEC. We have filed an application for such exemptive relief to co-invest with our Adviser and its affiliates. However, there can be no assurance that we will obtain such relief.

Prior to obtaining exemptive relief, we intend to co-invest alongside our Adviser or its affiliates only in accordance with existing regulatory guidance. For example, at any time, we may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

Appraisal and Compensation

Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All holders of our common stock will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets or to remain as holders of common stock and preserve their interests therein on the same terms and conditions as existed previously.

Expense Support Agreement

We have entered into the Expense Support Agreement with our Adviser, whereby the Adviser may pay Expense Support Payments for any period beginning on the effective date of the registration statement, until we and the Adviser mutually agree otherwise. The purpose of the Expense Support Agreement is to reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we are able to bear a reasonable level of expense in relation to our investment income. The Expense Support Payment for any month shall be paid to us by the Adviser in cash or offsets against amounts due from us to the Adviser. Operating expenses subject to this agreement include expenses as defined by U.S. GAAP, including, without limitation, advisory fees payable and interest on indebtedness for such period, if any.

Affiliated Transfer Agent

Our transfer agent, American National Stock Transfer, LLC, is an affiliate of our Sponsor. While our transfer agent will not process your subscription agreement or certain forms directly, our transfer agent will provide customer service to you. Additionally, our transfer agent will supervise third-party vendors in its efforts to administer certain services. Our transfer agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agency and registrar services. Our transfer agent conducts transfer agency, registrar and supervisory services for us and other non-traded REITs and direct investment programs, including those sponsored by our Sponsor.

Other Affiliates

RCS is an affiliate of our Sponsor. RCS performs legal, compliance and marketing services for the Company through the Investment Advisory Agreement and will receive fees as compensation for such services.

SK Research is affiliate of our Sponsor. SK Research provides broker-dealers and financial advisors with the research, critical thinking and analytical resources necessary to evaluate the viability, utility and performance of investment programs. The Company entered into a due diligence review fee reimbursement agreement on August 29, 2014 with SK Research. SK Research is conducting due diligence on us.

Sales and Leases to Company

Our charter provides that we may not purchase or lease assets in which our Adviser or any of its affiliates has an interest unless all of the following conditions are met: (a) the transaction occurs at our formation and is fully disclosed to our stockholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert, as such term is defined in our charter. However, our Adviser may purchase assets in its own name (and assume loans in connection therewith) and temporarily hold title thereto, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, provided that all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to our Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired shall be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to our Adviser apart from compensation otherwise permitted by the NASAA Omnibus Guidelines.

Sales and Leases to the Adviser, Directors or Affiliates

Our charter provides that we may not sell assets to our Adviser or any affiliate thereof unless such sale is duly approved by the holders of shares of stock entitled to cast a majority of all the votes entitled to be cast on the matter. We may not lease assets to our Adviser or any affiliate thereof unless both of the following conditions are met: (i) the transaction occurs at our formation and is fully disclosed to the stockholders in the prospectus or in a periodic report and (ii) the terms of the transaction are fair to us.

Loans

Our charter provides that, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to our Adviser or any affiliate thereof.

Commissions on Financing, Refinancing or Reinvestment

Our charter provides that we generally may not pay, directly or indirectly, a commission or fee to our Adviser or any affiliate thereof in connection with the reinvestment of profits and available reserves or of the proceeds of the resale, exchange or refinancing of assets.

Lending Practices

Our charter provides that, with respect to financing made available to us by our Adviser, our Adviser may not receive interest in excess of the lesser of our Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our Adviser may not impose a prepayment charge or penalty in connection with such financing and our Adviser may not receive points or other financing charges. In addition, our Adviser will be prohibited from providing us with financing with a term in excess of 12 months.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

After this offering, no person will be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5.0% of the outstanding shares of our common stock;
•	each of our directors and each executive officer; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the offering.

Shares Beneficially Owned as of the date of this Prospectus
Name and Address(1)	Number	Percentage assuming minimum amount is purchased	Percentage assuming maximum amount is purchased
5% Stockholders:
AR Capital, LLC	22,222	9.1%		*
Interested Directors:
Peter M. Budko	—	—	—
William M. Kahane	—	—	—
Independent Directors:
Leslie D. Michelson	—	—	—
Randolph C. Read	—	—	—
Edward G. Rendell	—	—	—
Officers (that are not directors)
Katie P. Kurtz	—	—	—
Walter D. Karle	—	—	—
All officers and directors as a group (9 persons)	—	—	—

(1)	The address of each beneficial owner is c/o Business Development Corporation of America II, 405 Park Avenue, 14th Floor, New York, New York 10022.
*	Less than 1.0%.

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities that is expected to be beneficially owned by each of our directors.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:
Peter M. Budko	—
William M. Kahane	—
Independent Directors:
Leslie D. Michelson	—
Randolph C. Read	—
Edward G. Rendell	—

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned by our directors is based on an assumed initial public offering price of $10.00 per share.
(3)	The dollar range of equity securities beneficially owned is: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

DISTRIBUTION REINVESTMENT PLAN

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare monthly distributions that will be paid on a monthly basis beginning no later than the first calendar quarter subsequent to the month in which the minimum offering requirement is met. We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. Shares issued pursuant to our distribution reinvestment plan will be issued on the same date that we hold the first closing of the month for the sale of shares in this offering. Your reinvested distributions will purchase shares at a price equal to our current NAV. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional common stock by notifying DST Systems, Inc., the Plan Administrator, in writing so that such notice is received by the Plan Administrator no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, the Plan Administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

We intend to use newly issued shares to implement the plan. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to 90.0% of the price that the shares are sold in the offering on such closing date.

Pursuant to the NASAA Omnibus Guidelines, our distribution reinvestment plan must be operated in accordance with federal and state securities laws. No selling commissions or fees may be deducted directly or indirectly from reinvested funds by us. The reinvestment funds must be invested into our common stock. Where required by law, investors must receive a prospectus which is current as of the date of each reinvestment. The broker-dealers authorized by our dealer manager to participate in this offering will aid us in blue sky compliance and performance of due diligence responsibilities and will contact investors to ascertain whether the investors continue to meet the applicable states’ suitability standards. However, we will remain responsible for blue sky matters with respect to our distribution reinvestment plan, including with regards to the registration or exemption of the shares issued under our distribution reinvestment plan.

There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the Plan Administrator’s fees under the plan.

If you receive distributions in the form of common stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. The amount of the distribution for stockholders receiving our common stock will be equal to the fair market value of the common stock received. Your basis for determining gain or loss upon the sale of common stock received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any common stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by filling out the disbursement change form. Please contact DST Systems, Inc. at (866) 771-2088 for a copy of this form. You may send the completed form to the Plan Administrator at P.O. Box 219865, Kansas City, Missouri 64121-9865.

All correspondence concerning the plan should be directed to the Plan Administrator by mail at P.O. Box 219865, Kansas City, Missouri 64121-9865 or by phone at (866) 771-2088.

We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to this registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the Plan Administrator, by mail at P.O. Box 219865, Kansas City, Missouri 64121-9865, by phone at (866) 771-2088.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share, of which 450,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities that were authorized and outstanding as December 31, 2014:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amount under Column
Common Stock	450,000,000	—	22,222	(1)

(1)	Held by AR Capital, LLC, our Sponsor and sole stockholder.

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Except as may otherwise be specified in our charter, each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors.

Preferred Stock

Under the terms of our charter, our board of directors may authorize the issuance of shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50.0% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. Pursuant to the NASAA Omnibus Guidelines, before any preferred stock may be issued by us, a majority of our independent directors that do not have an interest in the transaction must (1) approve any such offering of preferred stock and (2) have access, at our expense, to our securities counsel or independent legal counsel.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. We have entered into indemnification agreements with certain of our current and former directors and officers and expect to enter into similar agreements with future directors and officers. These agreements provide that we will indemnify such persons to the fullest extent permitted by Maryland law and our charter.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its directors, executive officers and controlling persons, and any other person or entity affiliated with it. However, in accordance with guidelines adopted by the North American Securities Administrators Association, our charter and the Investment Advisory Agreement provide that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of our Company, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser or an interested director of the Company, or was not the result of gross negligence or willful misconduct by an independent director of the Company and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Adviser will indemnify us for losses or damages arising out of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

In addition, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered and sold as to indemnification for violations of securities laws. We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf; (ii) the indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification. We may not incur the cost of that portion of liability insurance which insures the indemnitee for any liability as to which the indemnitee is prohibited from being indemnified under our charter and bylaws.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors; Number of Directors; Vacancies; Removal

Our stockholders elect our directors to hold office until the next annual meeting of stockholders and until their successors are elected and qualify. As permitted by Maryland law, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director, unless the charter or bylaws provides for a greater amount of all the votes cast. Thus, our stockholders have the sole power to elect directors (except to temporarily fill vacancies, as discussed further below).

Our charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor, and the 1940 Act requires that a majority of our board of directors be persons other than “interested persons” as defined in the 1940 Act.

Our charter provides that the number of directors will initially be five, which number may be increased or decreased by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time establish, increase or decrease the number of directors. However, the number of directors may never be less than one or more than 15. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our stockholders may remove a director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally in the election of directors.

Action by Stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits consent by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of other business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the board of directors or (c) by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) by or at the direction of the board of directors or (ii) provided that has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our charter and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders who are stockholders of record at the time of the request and are entitled to cast not less than 10.0% of all the votes entitled to be cast on such matter at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under the mandatory provisions of Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless first declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Thus, under the mandatory provisions of Maryland law, stockholders are not permitted to vote on (1) amending our charter, (2) causing the dissolution or termination of our Company, or (3) selling all or substantially all of our Company’s assets other than in the ordinary course business or causing the merger or other reorganization of our Company, unless our board of directors has first declared such matters advisable. However, our board of directors generally is also required to obtain, as a matter of law, the approval of our stockholders before our Company may engage in any such transactions.

Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, our dissolution, an amendment to our charter, a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must generally be approved by the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company, and (ii) amendments to our charter relating to the vote required for extraordinary actions, (y) determinations by our board of directors or (z) charter amendments each must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.

Our charter and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our charter provides that the stockholders may, upon the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter,

•	Amend the charter (other than as described above); or
•	Remove the Adviser and elect a new investment adviser.

Without the approval of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter, our board of directors may not:

•	Amend the charter in a manner that adversely affects the interests of our stockholders;
•	Except as permitted by our charter, permit our Adviser to voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;
•	Appoint a new investment adviser;
•	Unless otherwise permitted by law, sell all or substantially all of our assets other than in the ordinary course of business; or
•	Unless otherwise permitted by law, approve a merger or similar reorganization of our Company.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act defined and discussed below, as permitted by the Maryland General Corporation Law, our stockholders will not be entitled to exercise appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Tender Offers

Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, no stockholder may transfer any shares to the offeror without first offering the shares to us at a price that is greater than the tender but does not exceed and is on the same terms and at the same price at which the stockholder would be able to sell the shares pursuant to our share repurchase program if one is effective at the time of the tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of our Company and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our assets from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with our Adviser or any affiliate of our Adviser and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us. If the appraisal will be included in a prospectus used to offer the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, the appraisal will be filed with the SEC and the states in which the securities are being registered as an exhibit to the registration statement for the offering. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our stockholders. We will include a summary of the independent appraisal, indicating all material assumptions underlying the appraisal, in a report to the stockholders in connection with a proposed roll-up transaction.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to common stockholders who vote against the proposal a choice of: (1) accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or (2) one of the following: (i) remaining stockholders and preserving their interests in us on the same terms and conditions as existed previously; or (ii) receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction: (a) which would result in common stockholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our charter, including rights with respect to the amendment of the charter and our merger or sale of all or substantially all of our assets; (b) which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor; (c) in which our common stockholders’ rights to access of records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our charter; or (d) in which we would bear any of the costs of the roll-up transaction if our common stockholders reject the roll-up transaction.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, or the Control Share Act. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. We will amend our bylaws to be subject to the Control Share Act only if the board of directors determines that it would be in our best interests; however, the SEC staff takes the position that the failure to opt out of the Control Share Acquisition Act is inconsistent with the 1940 Act.

Business Combinations

Under the Maryland Business Combination Act, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10.0% or more of the voting power of the corporation’s outstanding voting stock; or
•	an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three independent directors can elect by resolution of the board of directors to be subject to some corporate governance provisions notwithstanding any provision in the corporation’s charter and bylaws. Under the applicable statute and notwithstanding any contrary provision in the charter or bylaws, a board of directors may classify itself without the vote of stockholders. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding any contrary provision in the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;
•	reserve for itself the exclusive power to fix the number of directors;
•	provide that a director may be removed only by the vote of stockholders entitled to cast two-thirds of all the votes entitled to be cast generally in the election of directors; and
•	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and that any director elected to fill a vacancy will serve for the remainder of the full term of the directorship and until his or her successor is elected and qualifies.

Pursuant to our charter, we have elected to provide that all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the directorship in which the vacancy occurred. Such election is subject to applicable requirements of the 1940 Act and to the provisions of any class or series of preferred stock established by the board.

Reports to Stockholders

We will file annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively, proxy statements and other reports required by the federal securities laws with the SEC via the SEC’s EDGAR filing system. These reports will be available upon filing on the SEC’s website at www.sec.gov. These reports will also be available on our website at www.BDCA2.com.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information (documents) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

Access to Records

The Maryland General Corporation Law and our charter and bylaws contain provisions that allow stockholders access to certain records of the Company. In particular, our bylaws provide that an alphabetical list of the names, addresses and business telephone numbers of the stockholders, along with the number of shares of stock held by each of them, shall be maintained as part of the books and records of the Company and shall be available for inspection by any stockholder or the stockholder’s designated agent at the home office of the Company upon the request of the stockholder. Section 2-512 of the Maryland General Corporation Law provides that a stockholder of a Maryland corporation such as the Company may, on written request, inspect and copy during the usual business hours of the corporation its bylaws and minutes of shareholder meetings. Except as set forth above and absent a contrary provision in our charter or bylaws or the Maryland General Corporation Law, the Company’s stockholders generally do not have the right to access the Corporation’s records by virtue of being a stockholder. In considering responses to requests from the Company’s stockholders for access to the Company’s records, our board of directors intends to follow applicable law, including applicable provisions of the Maryland General Corporation Law, as well as applicable provisions of our charter and bylaws.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in shares of our common stock. This summary does not purport to be a complete description of the income tax considerations applicable to us or our stockholders. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark to market our shares and persons who hold our shares as part of a “straddle,” “hedge” or “conversion” transaction. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or non-U.S., state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

For purposes of our discussion, a “U.S. stockholder” means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of our discussion, a “Non-U.S. stockholder” means a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership that may invest in shares of our common stock should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated, and the tax consequences to an investor of an investment in shares of our common stock will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and non-U.S. tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We intend to elect to be treated as a RIC under Subchapter M of the Code as soon as practicable. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders. To qualify as a RIC, we must, among other things, meet certain source-of-income, asset diversification and distribution requirements (as described below).

Qualification and Taxation as a RIC

Provided that we qualify as a RIC, we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (which we define as net long-term capital gain in excess of net short-term capital loss) that we timely distribute to our stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders. In addition, we will be subject to a 4.0% nondeductible U.S. federal excise tax unless we distribute in a timely manner an amount at least equal to the sum of (1) 98.0% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 of such calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax. We will generally review the benefits of avoiding excise tax against the costs of paying such tax.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	elect to be treated as a RIC;
•	distribute to our stockholders, for each taxable year, at least 90.0% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, or the annual distribution requirement;
•	qualify to be treated as a BDC or be registered as a management investment company under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90.0% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly traded partnership” (as defined in the Code), or the 90.0% Income Test; and
•	diversify our holdings so that at the end of each quarter of the taxable year we satisfy the following two tests, or the Diversification Tests:
•	no more than 25.0% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more “qualified publicly traded partnerships;” and
•	at least 50.0% of the value of our assets consists of cash, cash items (including receivables), U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5.0% of the value of our assets or more than 10.0% of the outstanding voting securities of the issuer.

To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90.0% Income Test, and the income that is derived from a partnership (other than a “qualified publicly traded partnership”) will be treated as qualifying income for purposes of the 90.0% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a “qualified publicly traded partnership”) in which we are a partner for purposes of the Diversification Tests.

In order to meet the 90.0% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90.0% Income Test. Any domestic special purpose corporation would generally be subject to U.S. federal income and other taxes, and therefore we can expect to achieve a reduced after-tax yield on such investments.

We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify as a RIC. We may have to sell some of our investments at times or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities to satisfy the annual distribution requirement. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thus become subject to corporate income tax.

Furthermore, a portfolio company in which we invest may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such restructuring may result in unusable capital losses and future non-cash income. Any restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90.0% Income Test, such as cancellation of indebtedness income in connection with the work-out of a leveraged investment (which, while not free from doubt, may be treated as non-qualifying income) or the receipt of other non-qualifying income.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

If we purchase shares in a “passive foreign investment company,” or PFIC, we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to it. Alternatively, in certain circumstances, we can elect to mark to market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the annual distribution requirement and will be taken into account for purposes of the 4.0% excise tax.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Qualifying Assets” and “— Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the annual distribution requirement or to avoid the excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the annual distribution requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, without any deduction for distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to our stockholders. See “— Failure To Obtain RIC Tax Treatment.”

As a RIC, we are not allowed to carry forward or carry back a net operating loss for purposes of computing our investment company taxable income in other taxable years. U.S. federal income tax law generally permits a RIC to carry forward (i) the excess of its net short-term capital loss over its net long-term capital gain for a given year as a short-term capital loss arising on the first day of the following year and (ii) the excess of its net long-term capital loss over its net short-term capital gain for a given year as a long-term capital loss arising on the first day of the following year. However, future transactions we engage in may cause our ability to use any capital loss carryforwards, and unrealized losses once realized, to be limited under Section 382 of the Code. Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain and qualified dividend income into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90.0% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes, the effect of such investments for purposes of the 90.0% Income Test and the Diversification Tests will depend on whether or not the partnership is a “qualified publicly traded partnership” (as defined in the Code). If the partnership is a “qualified publicly traded partnership,” the net income derived from such investments will be qualifying income for purposes of the 90.0% Income Test and our interest in the partnership will be the relevant asset for purposes of the Diversification Tests. If the partnership, however, is not treated as a “qualified publicly traded partnership,” then the consequences of an investment in the partnership will depend upon the amount and type of income and assets of the partnership allocable to us. For example, the income derived from such investments may not be qualifying income for purposes of the 90.0% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes to prevent our disqualification as a RIC.

We may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Taxation of U.S. Stockholders

Whether an investment in shares of our common stock is appropriate for a U.S. stockholder will depend upon that person’s particular circumstances. An investment in shares of our common stock by a

U.S. stockholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of our common stock by taxable U.S. stockholders and not by U.S. stockholders that are generally exempt from U.S. federal income taxation. U.S. stockholders should consult their own tax advisers before making an investment in our common stock.

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gain. Distributions of our “investment company taxable income” (which is, generally, our ordinary income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to noncorporate U.S. stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for taxation at rates applicable to “qualified dividends” (at a maximum tax rate of 20.0%) provided that we properly report such distribution as “qualified dividend income” in a written statement furnished to our stockholders and certain holding period and other requirements are satisfied. In this regard, it is not anticipated that a significant portion of distributions paid by us will be attributable to qualified dividends; therefore, our distributions of our investment company taxable income generally will not qualify for the preferential rates applicable to qualified dividend income. Distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gain (at a maximum rate of 20.0% in the case of individuals, trusts or estates), regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. stockholder.

U.S. stockholders who receive distributions in the form of stock generally are subject to the same federal income tax consequences as are stockholders who elect to receive their distributions in cash. A U.S. stockholder who purchases additional shares of our common stock through our distribution reinvestment plan will have an adjusted tax basis in the shares equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Although we currently intend to distribute any long-term capital gain at least annually, we may in the future decide to retain some or all of our long-term capital gain, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gain at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

We could be subject to the alternative minimum tax, or the AMT, but any items that are treated differently for AMT purposes must be apportioned between us and our stockholders and this may affect U.S. stockholders’ AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued, such items will generally be apportioned in the same proportion that dividends paid to each stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless a different method for a particular item is warranted under the circumstances.

For purposes of determining (1) whether the annual distribution requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the annual distribution requirement. If a portion of such distribution is paid in cash and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital loss may be subject to other limitations under the Code.

To the extent that you sell shares pursuant to our share repurchase program, any gain you recognize generally will be capital gain or loss unless you sell fewer than all of your shares and the repurchase is treated as a dividend under Section 302 or the Code. U.S. stockholders are urged to consult their own advisers regarding the tax consequences of sales of our common stock pursuant to our share repurchase program.

In general, U.S. stockholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20.0% on their recognized net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. stockholders. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum rates applied to ordinary income.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a nonpublicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible only to individuals to the extent they exceed 2.0% of such a stockholder’s adjusted gross income and are not deductible for AMT purposes. While we anticipate that we will constitute a publicly offered regulated investment company after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20.0% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to qualified dividends. Distributions may also be subject to additional state, local and non-U.S. taxes depending on a U.S. stockholder’s particular situation.

High-income U.S. individuals, estates and trusts will be subject to an additional 3.8% Medicare tax on net investment income. For these purposes, net investment income includes dividends and gains from sales of stock. In the case of an individual, the tax will be 3.8% of the lesser of: (i) the individual’s net investment income; or (ii) the excess of the individual’s modified adjusted gross income over (a) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (b) $125,000 in the case of a married individual filing a separate return or (c) $200,000 in the case of a single individual.

We may be required to withhold U.S. federal income tax, or backup withholding, at a rate of 28.0%, from all taxable distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Under U.S. Treasury regulations, if a stockholder recognizes a loss with respect to shares of our stock of $2 million or more for a noncorporate stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on Internal Revenue Service Form 8886 (or successor form). Direct stockholders of portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. Stockholders should consult their own tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. Stockholders

Whether an investment in share of our common stocks is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders that are not “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder will generally be subject to withholding of U.S. federal income tax at a rate of 30.0% (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits, unless an applicable exception applies. However, withholding generally is not required with respect to distributions of (i) U.S.-source interest income that would not have been subject to withholding of U.S. federal income tax if they had been earned directly by a Non-U.S. stockholder, and (ii) net short-term capital gains in excess of net long-term capital losses that would not have been subject to withholding of U.S. federal income tax if they had been earned directly by a Non-U.S. stockholder, in each case only to the extent that such distributions are properly designated as “interest-related dividends” or “short-term capital gain dividends,” as the case may be, and certain other requirements are met. There can be no assurance as to whether this exemption will be extended to taxable years beginning after December 31, 2013.

Actual or deemed distributions of our net capital gain to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, that are not effectively connected with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless the Non-U.S. stockholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, withholding of U.S. federal income tax at a rate of 30.0% on capital gain of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30.0% U.S. federal withholding tax.

If we distribute our net capital gain in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gain deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

Distributions of our “investment company taxable income” and net capital gain (including deemed distributions) to Non-U.S. stockholders, and gains realized by Non-U.S. stockholders upon the sale of our common stock that is “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder (or if an income tax treaty applies, attributable to a “permanent establishment” in the United States), will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Non-U.S. stockholders may also be subject to an additional branch profits tax at a rate of 30.0% imposed by the Code (or lower rate provided by an applicable treaty). In the case of a non-corporate Non-U.S. stockholder, we may be required to withhold U.S. federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced rate) unless the Non-U.S. stockholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the annual distribution requirement. If a portion of such dividend is paid in cash and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, non-U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

The tax consequences to a Non-U.S. stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. stockholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in our shares.

Very generally, special tax rules would apply if we hold “United States real property interests,” or USRPIs, or if we hold assets that would be treated as USRPIs but for certain exceptions applicable to RICs the fair market value of which equals or exceeds 50.0% of the sum of the fair market values of our USRPIs, interests in real property located outside the United States and other assets used or held for us in a trade or business. Such rules could result in U.S. tax withholding from certain distributions to foreign stockholders. Furthermore, such stockholders may be required to file a U.S. tax return and pay tax on such distributions —  and, in certain cases, gain realized on a sale of shares — at regular U.S. federal income tax rates. We do not expect to invest a significant percentage of our assets in USRPIs, so these special tax rules are not likely to apply.

Withholding at a rate of 30.0% will be required on dividends in respect of, and after December 31, 2016, withholding at a rate of 30.0% will be required on gross proceeds from the sale of shares of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such foreign financial institution enters into an agreement with the Secretary of the Treasury (unless alternative procedures apply pursuant to an applicable intergovernmental agreement between the United States and the relevant foreign government) to report, on an annual basis, information with respect to shares in, and accounts maintained by, the foreign financial institution to the extent such shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which our shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and after December 31, 2016, gross proceeds from the sale of, our shares held by an investor that is a passive non-financial non-U.S. entity will be subject to withholding at a rate of 30.0%, unless such entity either (i) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the Secretary of the Treasury. Non-U.S. stockholders are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in our common stock.

A Non-U.S. stockholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure To Obtain RIC Tax Treatment

If we were unable to obtain tax treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct dividends distributed to stockholders, nor would they be required to be made. Distributions would generally be taxable to our stockholders as dividend income to the extent of our current and accumulated earnings and profits (in the case of noncorporate U.S. stockholders, at a maximum rate applicable to qualified dividend income of 20.0%). Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

If, after qualifying to be taxed as a RIC, we fail to meet the RIC requirements for more than two consecutive years and then seek to re-qualify as a RIC, we would be required to pay corporate-level tax on any unrealized appreciation existing at the time of our re-establishment of RIC status to the extent that any such appreciation is recognized during the succeeding 10-year period unless we elected to recognize all of such built-in gain immediately before our re-establishment of RIC status.

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process any by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our stock.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisers concerning the tax considerations relevant to their particular situation.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67.0% or more of the voting securities present at a meeting if the holders of more than 50.0% of our outstanding voting securities are present or represented by proxy or (ii) 50.0% of our voting securities.

We will generally not be able to issue and sell our common stock at a price below NAV per share. See “Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth. “We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below NAV in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a BDC, we will not be permitted to invest in any portfolio company in which our Adviser or any of its affiliates currently have an investment or to make any co-investments with our Adviser or any of its affiliates without an exemptive order from the SEC.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70.0% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

1.	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:
a.	is organized under the laws of, and has its principal place of business in, the United States;
b.	is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
c.	satisfies any of the following:
i.	does not have any class of securities that is traded on a national securities exchange;
ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

iii.	is controlled by a business development company or a group of companies including a business development company and the business development company exercised a controlling interest over the management of such eligible portfolio management company and as a result has an affiliated person who is a director of the eligible portfolio company; or
iv.	has total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.
2.	Securities of any eligible portfolio company that we control or in a group in which we participate.
3.	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from a present or recent affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
4.	Securities of an eligible portfolio company purchased directly from an eligible portfolio company in a private transaction if there is no ready market for such securities and we already own 60.0% of the outstanding equity of the eligible portfolio company. Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70.0% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70.0% of our assets are qualifying assets. We may invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5.0% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See “Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth.”

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. We have attached our code of ethics as an exhibit to the registration statement of which this prospectus is a part. You may also read and copy the code of ethics at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.

Compliance Policies and Procedures

We and our Adviser will adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws, and our board of directors will be required to review these compliance policies and procedures annually to assess their adequacy and the effectiveness of their implementation. We have designated Walter D. Karle as our chief compliance officer. Currently, Mr. Karle also serves as chief compliance officer for our Adviser.

Proxy Voting Policies and Procedures

We anticipate delegating our proxy voting responsibility to our Adviser. The proxy voting policies and procedures that we anticipate that our Adviser will follow are set forth below. The guidelines will be reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of our Adviser are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Our Adviser will vote proxies relating to our securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Business Development Corporation of America II, Attn: Chief Financial Officer, 405 Park Avenue, 14th Floor New York, New York 10022.

Other

We are subject to periodic examination by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Exchange Act and Sarbanes-Oxley Act Compliance

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer will be required to certify the accuracy of the financial statements contained in our periodic reports;
•	pursuant to Item 307 of Regulation S-K, our periodic reports will be required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and
•	pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

PLAN OF DISTRIBUTION

General

We are offering a maximum of 300,000,000 shares of our common stock to the public at an initial offering price of $10.00 per share, except as provided below, through Realty Capital Securities, the dealer manager and a registered broker dealer affiliated with our Sponsor. The shares are being offered on a “reasonable best efforts” basis, which means generally that the dealer manager is required to use only its reasonable best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares.

The offering of shares of our common stock will terminate on or before September 8, 2016, which is two years after the effective date of this offering. If we have not sold all of the shares within two years, we may continue our offering for an additional year until September 8, 2017. If we decide to continue our offering beyond two years from the effective date of this offering, we will provide that information in a prospectus supplement. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date. No FINRA members shall execute any transaction in a discretionary account without prior approval of the transaction by the customer pursuant to FINRA Rule 2310(b)(2)(C).

After meeting the minimum offering requirement and holding our initial closing, we will then sell our shares on a continuous basis at a price of $10.00; however, if our NAV per share, or NAV, increases, we intend to supplement this prospectus and sell our shares at a higher price as necessary to ensure that the shares are not sold at a price which, after deduction of selling commissions and dealer manager fees, is below our NAV. As a result of regulatory requirements, we will adjust our public offering price as necessary to ensure that our NAV does not exceed 90.0% of the public offering price. Additionally, in each weekly closing, we have elected to review our NAV and intend to ensure that our NAV will not fall below 87.0% or exceed 88.5% of our public offering price. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a fixed dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.BDCA2.com.

Although we will offer shares of our common stock on a continuous basis, we expect to accept subscriptions at weekly closings in which we admit new stockholders. Shares pursuant to our distribution reinvestment plan will be issued on the same date that we hold our first closing of the month.

About the Dealer Manager

We have engaged Realty Capital Securities as our dealer manager. Realty Capital Securities is a member firm of the Financial Industry Regulatory Authority, or FINRA. Realty Capital Securities was organized on August 29, 2007 for the purpose of participating in and facilitating the distribution of securities of real estate programs sponsored by AR Capital, its affiliates and its predecessors. Realty Capital Securities is indirectly owned by AR Capital. Realty Capital Securities is the dealer manager or is named in the registration statement as dealer manager in other offerings, including this offering, which are each sponsored by AR Capital or its affiliates, that are either effective or in registration.

Compensation of Dealer Manager and Selected Broker-Dealers

Except as provided below, the dealer manager will receive selling commissions of 7.0% of the gross proceeds of shares sold in the offering.

The dealer manager will also receive a dealer manager fee of 3.0% of the gross offering proceeds as compensation for acting as the dealer manager. Our dealer manager anticipates that, of its 3.0% fee, a maximum of 1.5% of the gross proceeds from shares sold in this offering may be reallowed to selected broker-dealers for non-accountable marketing support. However, based on its past experience, our dealer manager does not expect to reallow more than 1.0% of the gross proceeds for such support. The dealer manager may reallow all of its selling commissions attributable to a selected broker-dealer. Alternatively, a selected broker-dealer may elect to receive a fee equal to 7.5% of gross proceeds from the sale of shares by such selected broker-dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale, in which event, a portion of the dealer manager fee will be reallowed such that the combined selling commission and dealer manager fee do not exceed 10.0% of gross proceeds of the offering. If the selected broker-dealer receives a 7.5% sales commission, then the dealer manager will receive a 2.5% dealer manager fee. The total amount of all items of compensation from any source, payable to our dealer manager or the soliciting dealers, including non-cash compensation, will not exceed an amount that equals 10.0% of the gross proceeds of the offering imposed by FINRA Rule 2310(b)(4)(B)(ii), which we refer to as “FINRA’s 10% cap”. See “Management Compensation.”

Pursuant to the dealer manager agreement with our dealer manager, selling commissions and dealer manager fees are payable only with respect to completed sales of shares of our common stock, which includes, among other things, the receipt by us or on our behalf of a properly completed and executed subscription agreement, together with payment of the full purchase price of each purchased share (which includes the applicable selling commissions and dealer manager fees). We are acting as an intermediary with respect to the selling commissions and dealer manager fees payable to the dealer manager in connection with the sale of shares of our common stock, and will pay all such amounts to the dealer manager in accordance with the dealer manager agreement if received from an investor in connection with its purchase of shares of our common stock.

We will not pay selling commissions or dealer manager fees on shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer-manager fees if the shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

We will reimburse the dealer manager and any selected broker-dealer for reasonable bona fide due diligence expenses incurred by the dealer manager or any selected broker-dealer which are supported by a detailed and itemized invoice. These due diligence reimbursements are considered an organization and offering expense under FINRA Rule 2310(b)(4)(C)(iii), and not considered part of the 10.0% underwriting compensation under FINRA Rule 2310(b)(4)(B)(vii), so long as they are included in a detailed and itemized invoice. The total of all items of value that are considered an organization and offering expense, including due diligence expenses, underwriting compensation and issuer expenses, cannot exceed 15% of the offering proceeds.

The dealer manager does not intend to be a market maker and so will not execute trades for selling stockholders. Set forth below is a table indicating the estimated dealer manager compensation and expenses that will be paid in connection with the offering.

	Per Share	Total Maximum
Primary offering:
Price to public	$10.00	$3,000,000,000
Selling commissions	0.70	210,000,000
Dealer manager fees	0.30	90,000,000
Proceeds to Business Development Corporation of America II (before organization and offering expenses)	$9.00	$2,700,000,000	(1)

(1)	Until the NAV pricing date, the per share purchase price for our shares in our primary offering will be up to $10.00 (including the maximum allowed to be charged for commissions and fees).

No selling commissions or dealer manager fees are payable in connection with the DRIP or the share repurchase program.

We or our affiliates also may provide permissible forms of non-cash compensation pursuant to FINRA Rule 2310(c) to registered representatives of our dealer manager and the selected broker-dealers, such as:

•	an occasional meal, a ticket to a sporting event or the theater, or comparable entertainment which is neither so frequent nor so extensive as to raise any question of propriety and is not preconditioned on achievement of a sales target;
•	the national and regional sales conferences of our selected broker-dealers;
•	training and education meetings for registered representatives of our selected broker-dealers; and
•	gifts, such as golf shirts, fruit baskets, cakes, chocolates or a bottle of wine, the value of which shall not exceed an aggregate of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target.

The value of such items of non-cash compensation to selected broker-dealers will be considered underwriting compensation in connection with this offering and will be paid from the dealer manager fee or reduce the dealer manager if paid directly by us or our Adviser.

We have agreed to indemnify the selected broker-dealers, including our dealer manager and selected registered investment advisers, against certain liabilities arising under the Securities Act. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

No selling commissions will be paid, but dealer manager fees will be paid, in connection with the sale of shares to investors whose contracts for investment advisory and related brokerage services with their broker-dealer include a fixed or “wrap” fee feature. If the investor has either engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department, or collectively, an RIA sale, then the investor may agree with his selected broker-dealer to reduce the amount of selling commissions payable with respect to the sale of his shares down to zero. If no other broker-dealer is involved in connection with an RIA sale, then our dealer manager will act as the broker-dealer of record and execute the sale presented to us by the RIA. Our dealer manager may be paid the dealer manager fees associated with the sale, however, the net proceeds to us will not be affected by reducing the commissions payable in connection with such transaction. Any reduction in the amount of the selling commissions for these sales will be credited to the investor in the form of additional shares. Fractional shares will be issued.

Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in our shares. However, nothing herein will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the common stock.

To the extent necessary to comply with FINRA rules, we will provide, on an annual basis, a per-share estimated value of our common stock, the method by which we developed such value and the date of the data we used to estimate such value. FINRA rules currently do not provide guidance on the methodology that an issuer must use to determine its per-share estimated value of common stock.

In no event will the amount we pay to FINRA members exceed FINRA’s 10% cap. All amounts deemed to be “underwriting compensation” by FINRA will be subject to FINRA’s 10% cap.

In connection with the minimum offering and FINRA’s 10% cap, our dealer manager will advance all the fixed expenses, including, but not limited to, wholesaling salaries, salaries of dual employees allocated to wholesaling activities, and other fixed expenses (including, but not limited to wholesaling expense reimbursements and the dealer manager’s legal costs associated with filing the offering with FINRA), that are required to be included within FINRA’s 10% cap to ensure that the aggregate underwriting compensation paid in connection with this offering does not exceed FINRA’s 10% cap.

Our dealer manager will repay to us any excess amounts received over FINRA’s 10% cap if the offering is terminated after reaching the minimum amount, but before reaching the maximum amount, of offering proceeds.

Shares Purchased by Affiliates and Selected Broker-Dealers

Our executive officers and directors, as well as officers and employees of our dealer manager and their family members (including spouses, parents, grandparents, children and siblings) or other affiliates and “friends,” may purchase shares offered in this offering at a discount. The purchase price for such shares shall be $9.00 per share, reflecting no selling commission or dealer manager fees will be paid in connection with such sales. “Friends” means those individuals who have had long standing business and/or personal relationships with our executive officers and directors. The net offering proceeds we receive will not be affected by such sales of shares at a discount. Our executive officers, directors and other affiliates will be expected to hold their shares purchased as stockholders for investment and not with a view towards resale. In addition, shares purchased by our dealer manager or its affiliates will not be entitled to vote on any matter presented to the stockholders for a vote relating to the removal of our directors or our advisor or any transaction between us and any of our directors, our advisor or any of their respective affiliates.

Purchases by selected broker-dealers, including their registered representatives and their immediate family, will be less the selling commission.

Volume Discounts

In connection with sales of certain minimum numbers of shares to a “purchaser,” as defined below, certain volume, or quantity, discounts resulting in reductions in selling commissions payable with respect to such sales are available to investors. In such event, any such reduction will be credited to the investor by reducing the purchase price per share payable by the investor. The following table shows the discounted price per share and reduced selling commissions payable for volume discounts.

For a “Single Purchaser”	Purchase Price per Share in Volume Discount Range(1)	Selling Commission per Share in Volume Discount Range
$1,000 – $500,000	$10.00	$0.70
500,001 – 1,000,000	9.90	0.60
1,000,001 – 4,999,999	9.55	0.25
5,000,000+	9.55	0.25
	(as described below, subject to reduction)	(as described below, subject to reduction)

(1)	Assumes a $10.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

Any reduction in the amount of the selling commissions in respect of volume discounts received will be credited to the investor in the form of additional shares. Fractional shares will be issued.

As an example, a single purchaser would receive 100,505.05 shares rather than 100,000 shares for an investment of $1,000,000 and the selling commission would be $65,303.03. The discount would be calculated as follows: The purchaser would acquire 50,000 shares at a cost of $10.00 and 50,505.05 at a cost of $9.90 per share and would pay commissions of $0.70 per share for 50,000 shares and $0.60 per share for 50,505.05 shares.

For purchases of $5,000,000 or more by a single purchaser in one or more transactions during the course of this offering, in our sole discretion, selling commissions may be reduced to $0.25 per share or less, and the dealer manager fee may be reduced from 3% of the purchase price but in no event will the proceeds to us be less than $9.00 per share. In the event of an agreement to purchase $5,000,000 or more with a single purchaser in one or more transactions during the course of this offering with reduced selling commissions or a reduced dealer manager fee, we will supplement this prospectus to include: (a) the aggregate amount of the agreement to purchase, (b) the price per share paid or to be paid by the purchaser, and (c) a statement that other investors wishing to purchase at least the amount described in clause (a) above will pay no more per share than the purchaser described in clause (b) above.

Orders may be combined for the purpose of determining the total commissions payable with respect to applications made by a “single purchaser,” so long as all the combined purchases are made through the same soliciting dealer. The amount of total commissions thus computed will be apportioned pro rata among the individual orders on the basis of the respective amounts of the orders being combined. As used herein, the term “single purchaser” will include:

•	any person or entity, or persons or entities, acquiring shares as joint purchasers;
•	all profit-sharing, pension and other retirement trusts maintained by a given corporation, partnership or other entity;
•	all funds and foundations maintained by a given corporation, partnership or other entity;
•	all profit-sharing, pension and other retirement trusts and all funds or foundations over which a designated bank or other trustee, person or entity exercises discretionary authority with respect to an investment in our Company; and
•	any person or entity, or persons or entities, acquiring shares that are clients of and are advised by a single investment adviser registered under the Investment Advisers Act of 1940, as amended.

In the event a single purchaser described in the five categories above wishes to have its orders so combined, that purchaser will be required to request the treatment in writing, which request must set forth the basis for the discount and identify the orders to be combined. Any request will be subject to our verification that all of the orders were made by a single purchaser.

Orders also may be combined for the purpose of determining the commissions payable in the case of orders by any purchaser described in any category above who, within 90 days of its initial purchase of shares, orders additional shares. In this event, the commission payable with respect to the subsequent purchase of shares will equal the commission per share which would have been payable in accordance with the commission schedule set forth above if all purchases had been made simultaneously. Purchases subsequent to this 90 day period will not qualify to be combined for a volume discount as described herein.

Notwithstanding the above, our dealer manager may, at its sole discretion, enter into an agreement with a selected broker-dealer, whereby such selected broker-dealer may aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions and marketing support fees to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from such selected broker-dealer. Additionally, our dealer manager may, at its sole discretion, aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions and marketing support fees to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from our dealer manager. Any reduction in selling commissions and marketing support fees would be prorated among the separate subscribers.

Unless investors indicate that orders are to be combined and provide all other requested information, we cannot be held responsible for failing to combine orders properly.

Purchases by entities not required to pay federal income tax may only be combined with purchases by other entities not required to pay federal income tax for purposes of computing amounts invested if investment decisions are made by the same person. If the investment decisions are made by an independent investment adviser, that investment adviser may not have any direct or indirect beneficial interest in any of the entities not required to pay federal income tax whose purchases are sought to be combined. You must mark the “Additional Investment” space on the subscription agreement signature page in order for purchases to be combined. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space.

If the subscription agreements for the purchases to be combined are submitted at the same time, then the additional common stock to be credited to you as a result of such combined purchases will be credited on a pro rata basis. If the subscription agreements for the purchases to be combined are not submitted at the same time, then any additional common stock to be credited as a result of the combined purchases will be credited to the last component purchase, unless we are otherwise directed in writing at the time of the submission.

However, the additional common stock to be credited to any entities not required to pay federal income tax whose purchases are combined for purposes of the volume discount will be credited only on a pro rata basis on the amount of the investment of each entity not required to pay federal income tax on their combined purchases.

California residents should be aware that quantity discounts will not be available in connection with the sale of shares made to California residents to the extent such discounts do not comply with the provisions of Rule 260.140.51 adopted pursuant to the California Corporate Securities Law of 1968. Pursuant to this Rule, quantity discounts can be made available to California residents only in accordance with the following conditions:

•	there can be no variance in the net proceeds to us from the sale of the shares to different purchasers of the same offering;
•	all purchasers of the shares must be informed of the available quantity discounts;
•	the same quantity discounts must be allowed to all purchasers of all shares which are part of the offering;
•	the minimum amount of shares on the purchase of which quantity discounts are allowed cannot be less than $10,000;
•	the variance in the price of the shares must result solely from a different range of commissions, and all discounts must be based on a uniform scale of commissions;
•	no discounts are allowed to any group of purchasers; and
•	quantity discounts are allowed by a showing that the aggregate amount thereof does not exceed, and that the measure of such discounts is reasonably related to, the saving of selling expense to be achieved in the sale of the quantities of shares for which such discounts are allowed.

Accordingly, quantity discounts for California residents will be available in accordance with the above table of uniform discount levels based on dollar volume of shares purchased, but no discounts are allowed to any group of purchasers, and no subscriptions may be aggregated as part of a combined order for purposes of determining the number of shares purchased.

Subscription Process

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $2,500 and pay such amount at the time of subscription. Until such time as we have raised the minimum offering amount, you should make your check payable to “UMB Bank, N.A., Escrow Agent for Business Development Corporation of America II” Once we meet the minimum offering requirement, you should make your check payable to “Business Development Corporation of America II.” You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely.

By executing the subscription agreement, you will attest, among other things, that you:

•	have received the final prospectus;
•	agree to be bound by the terms of our charter;
•	meet the suitability requirements described in this prospectus;
•	are purchasing the shares for your own account;
•	acknowledge that there is no public market for our shares; and
•	are in compliance with the USA PATRIOT Act and are not on any governmental authority watch list.

We include these representations in our subscription agreement in order to prevent persons who do not meet our suitability standards or other investment qualifications from subscribing to purchase our shares.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We may not accept a subscription for shares until at least five business days after the date you receive the final prospectus. Subject to compliance with Rule 15c2-4 of the Exchange Act, our dealer manager or the selected broker-dealer will promptly submit a subscriber’s check on the business day following receipt of the subscriber’s subscription documents and check. In certain circumstances where the suitability review procedures are more lengthy than customary, a subscriber’s check will be promptly deposited in compliance with Exchange Act Rule 15c2-4. The proceeds from your subscription will be deposited in a segregated escrow account and will be held in trust for your benefit, pending our acceptance of your subscription.

A sale of the shares may not be completed until at least five business days after the subscriber receives our final prospectus as filed with the SEC pursuant to Rule 424(b) of the Securities Act. Within ten business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation within three days. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest (unless we reject your subscription because we fail to achieve the minimum offering) or deduction, within ten business days after rejecting it.

Investments by IRAs and Certain Qualified Plans

We will appoint one or more IRA custodians for investors of our common stock who desire to establish an IRA, SEP or certain other tax-deferred accounts or transfer or rollover existing accounts. We will provide the name(s) of such IRA custodian(s) in a prospectus supplement. Our advisor may determine to pay the fees related to the establishment of investor accounts with such IRA custodian(s), and it also may pay the fees related to the maintenance of any such account for the first year following its establishment. Thereafter, we expect the IRA custodian(s) to provide this service to our stockholders with annual maintenance fees charged at a discounted rate. In the future, we may make similar arrangements for our investors with other custodians. Further information as to custodial services is available through your broker or may be requested from us.

Minimum Offering Requirement

Subscription proceeds will be placed in escrow until such time as subscriptions aggregating at least $2.0 million worth of shares of our common stock have been received and accepted by us, including shares purchased by our Adviser and its affiliates. Funds in escrow will be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) that can be readily sold, with appropriate safety of principal. Subscribers may not withdraw funds from the escrow account.

If subscriptions for at least the minimum offering requirement have not been received and accepted by September 8, 2015, which is one year after the effective date of this offering, our escrow agent will promptly so notify us, this offering will be terminated and 100% of your funds and subscription agreement will be returned to you within ten days after the date of such termination. Interest will accrue on funds in the escrow account as applicable to the short-term investments in which such funds are invested.

During any period in which subscription proceeds are held in escrow, interest earned thereon will be allocated among subscribers on the basis of the respective amounts of their subscriptions and the number of days that such amounts were on deposit. Such interest will be paid to subscribers upon the termination of the escrow period, subject to withholding for taxes pursuant to applicable Treasury Regulations. We will bear all expenses of the escrow and, as such, any interest to be paid to any subscriber will not be reduced for such expense.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of the prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material.

The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;
•	cover letters transmitting the prospectus;
•	brochures containing a summary description of the offering;
•	fact sheets describing the general nature of Business Development Corporation of America II and our investment objective;
•	asset flyers describing our recent investments;
•	broker updates;
•	online investor presentations;
•	third-party article reprints;
•	website material;
•	electronic media presentations; and
•	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by our Adviser or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this offering only by means of this prospectus. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in the prospectus, as supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

LIQUIDITY STRATEGY

We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period. However, we may determine to explore or complete a liquidity event sooner than between five and seven years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the above scenarios as “liquidity events.” While our intention is to seek to explore a potential liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

In making a determination of what type of liquidity event is in our best interest, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by AR Capital, our Sponsor, which for this purpose excludes ARCP, a REIT that is and always has been listed on a national securities exchange, commencing with The NASDAQ Capital Market and, subsequently, The NASDAQ Global Select Market. Through December 31, 2014, AR Capital has sponsored the following other public programs (excluding ARCP): ARCT, NYRT, PECO, ARC HT, ARC RCA, ARC DNAV, ARCT III, ARC Global, ARC Global II, ARCT IV, ARC HT II, ARCT V, RFT, BDCA, ARC NYCR, UDFV, PECO II, ARC HOST, ARC HT III, and ARC RCA II.

ARCT was a non-traded REIT until March 1, 2012, when it listed its shares of common stock on The NASDAQ Global Select Market. ARCT’s prospectus for its initial public offering provided that it would seek to consummate a listing of shares of its common stock on a national securities exchange by the tenth anniversary of the commencement of its initial public offering. By listing its common stock on The NASDAQ Global Select Market, ARCT achieved a listing on a national securities exchange within the time it contemplated to do so. Additionally, ARCT III was a non-traded REIT until February 28, 2013, when it merged with and into ARCP. ARCT III’s prospectus for its initial public offering provided that ARCT III would seek to consummate a sale or merger by the fifth anniversary of the termination of its initial public offering. By merging with and into ARCP, ARCT III achieved a sale or merger within the time it contemplated to do so. Further, ARCT IV was a non-traded REIT until January 3, 2014, when it merged with and into ARCP. ARCT IV’s prospectus for its initial public offering provided that ARCT IV would seek to consummate a sale or merger by the sixth anniversary of the termination of its initial public offering. By merging with and into ARCP, ARCT IV achieved a sale or merger within the time it contemplated to do so. PECO’s prospectus for its initial public offering provided that PECO would seek to consummate a sale or merger by the 5th anniversary of the termination of its initial public offering. PECO completed its offering on February 7, 2014.

ARC HT listed its common stock on The NASDAQ Global Select Market under the symbol “HCT” during the second quarter of 2014. In addition, NYRT listed its common stock on the New York Stock Exchange under the symbol “NYRT” during the second quarter of 2014.

Further, PECO, ARC HT, ARC HT II, ARC Global, ARC RCA, ARC DNAV, ARCT V and NYRT have each completed its primary offering stage. ARC Global II, ARC NYCR, RFT, BDCA, ARC RCA II, ARC HT III, PECO II, UDFV and ARC HOST are in their offering and acquisition stages.

On October 29, 2014, ARCP, a publicly-traded REIT previously sponsored by our Sponsor, announced that its audit committee had concluded that the previously issued financial statements and other financial information contained in certain public filings should no longer be relied upon. This conclusion was based on the preliminary findings of an investigation conducted by ARCP’s audit committee which concluded that certain accounting errors were made by ARCP personnel that were not corrected after being discovered, resulting in an overstatement of AFFO and an understatement of ARCP’s net loss for the three and six months ended June 30, 2014. ARCP also announced the resignation of its chief accounting officer and chief financial officer. ARCP’s former chief financial officer is one of the non-controlling owners of our Sponsor, but does not have a role in managing our business or our Sponsor’s business. In December 2014, ARCP announced the resignation of its executive chairman, who was also the chairman of our board of directors until his resignation on December 29, 2014. This individual also is currently one of the controlling members of our Sponsor. See “Management — Board of Directors and Executive Officers” beginning on page 71 of the prospectus for more information. Although ARCP was previously sponsored by our Sponsor, ARCP is a separate company that is no longer sponsored by our Sponsor. We and ARCP have independent accounting teams as well as separate and unique accounting systems, and no shared accounting resources.

On March 2, 2015, ARCP announced the completion of its audit committee’s investigation and filed amendments to its Form 10-K for the year ended December 31, 2013 and its Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014. According to these filings, these amendments corrected errors in ARCP’s financial statements and in its calculation of AFFO that resulted in overstatements of AFFO for the years ended December 31, 2011, 2012 and 2013 and the quarters ended March 31, 2013 and 2014 and June 30, 2014 and described certain results of its investigations, including matters relating to payments to, and transactions with, affiliates of our Sponsor and certain equity awards to certain officers and directors. In addition, ARCP disclosed that the audit committee investigation had found material weaknesses in ARCP’s internal control over financial reporting and its disclosure controls and procedures. ARCP also disclosed that the SEC has commenced a formal investigation, that the United States Attorney’s Office for the Southern District of New York contacted counsel for both ARCP’s audit committee and ARCP with respect to the matter and that the Secretary of the Commonwealth of Massachusetts has issued a subpoena for various documents. On March 30, 2015, ARCP filed its Form 10-K for the year ended December 31, 2014. ARCP’s filings with the SEC are available at the internet site maintained by the SEC, www.sec.gov.

SHARE REPURCHASE PROGRAM

We do not currently intend to list our securities on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

To provide our stockholders with limited liquidity, beginning 12 months after meeting our minimum offering requirement, and on a quarterly basis thereafter, we intend to conduct quarterly tender offers pursuant to our share repurchase program. We will offer to repurchase shares on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in our best interests or would violate applicable law. Except in limited circumstances, we will not commence a tender offer for the repurchase of shares until 12 months after meeting our minimum offering requirement, and consequently you will not be eligible to participate in our share repurchase program during the first year of our offering. Further, because it may take up to one year from the effective date of the offering to meet our minimum offering requirement, it may take as long as two years from the effective date of the offering before you are eligible to participate in our share repurchase program. Under the share repurchase program, shares are not eligible for repurchase for the first year after purchase except upon death or qualifying disability of a stockholder. Under the MGCL, a Maryland corporation generally may not make a distribution to stockholders, including pursuant to our share repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the usual course of business or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the charter provides otherwise, preferential amounts payable on dissolution with respect to senior stock. We anticipate conducting such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);
•	the liquidity of our assets (including fees and costs associated with disposing of assets);
•	our investment plans and working capital requirements;
•	the relative economies of scale with respect to our size;
•	our history in repurchasing shares or portions thereof; and
•	the condition of the securities markets.

We currently intend to limit the number of shares that we offer to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we do not expect to offer to repurchase shares in any calendar year in excess of 25.0% of the weighted average number of shares outstanding in the prior calendar year. We will offer to repurchase such shares on each date of repurchase at a price equal to our current NAV. If you wish to tender your shares to be repurchased, you must either tender at least 25.0% of the shares you purchased in the offering or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $1,000 worth of shares of common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the 1940 Act.

The board of directors will require that we repurchase shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our stockholders.

When the board of directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

In the event that our Adviser or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may tender shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contribution of our Adviser. Our Adviser will not tender its shares for repurchase as long as our Adviser remains our investment adviser.

DEATH AND DISABILITY REPURCHASES

In addition to repurchases pursuant to the share repurchase program, we also will repurchase shares from a stockholder in the event of the stockholder’s death or disability. The repurchase price for repurchases in connection with a stockholder’s death or qualifying disability will be 100% of the purchase price paid to acquire the shares from us, and the one-year holding period will not apply to repurchases in connection with a stockholder’s death or qualifying disability. However, if the purchase price paid by a deceased or disabled stockholder exceeds the public offering price at the time of such repurchase, the repurchase price for the shares will be in accordance with the terms of the share repurchase program. See “Share Repurchase Program.”

TRANSFER ON DEATH DESIGNATION

You have the option of placing a transfer on death, or TOD, designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement with U.S. Bank National Association, whose address is 425 Walnut Street, Cincinnati, OH 45202-3923. American National Stock Transfer, LLC acts as our transfer agent, Plan Administrator, distribution paying agent and registrar. The principal business address of American National Stock Transfer, LLC is 405 Park Avenue, 14th Floor, New York, NY 10022 and its telephone number is (877)-373-2522.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, our Adviser shall be primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser will generally seek reasonably competitive trade execution costs, it will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Alston & Bird LLP, and certain matters with respect to Maryland law have been passed upon by Venable LLP.

EXPERTS

The financial statements of Business Development Corporation of America II (a development stage entity) as of December 31, 2014, and for the period from April 17, 2014 (date of inception) to December 31, 2014, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On January 22, 2015, Grant Thornton LLP, or Grant Thornton, resigned as our independent registered public accounting firm. Grant Thornton’s resignation was accepted by our audit committee.

Grant Thornton’s audit report on our financial statements for the period from April 17, 2014 (date of inception) through June 30, 2014 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During our most recent fiscal year and the subsequent interim period from January 1, 2015 through January 22, 2015, (i) there were no disagreements between us and Grant Thornton on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreement in its report on our consolidated financial statements, and (ii) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

On February 2, 2015, we engaged KPMG as our new independent registered public accounting firm for the fiscal year ended December 31, 2014. Our audit committee participated in and approved the decision to appoint KPMG.

Since our formation in April 2014 and through the end of the fiscal year ended December 31, 2014 and the subsequent interim period from January 1, 2015 through February 2, 2015, neither we nor anyone acting on our behalf, consulted KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

We will file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of Business Development Corporation of America II and its affiliated companies. This notice supersedes any other privacy notice you may have received from Business Development Corporation of America II.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

•	Authorized Employees of our Adviser. It is our policy that only authorized employees of our Adviser who need to know your personal information will have access to it.
•	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.
•	Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

INDEX TO FINANCIAL STATEMENTS

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

CONDENSED STATEMENTS OF ASSETS AND LIABILITIES

	March 31, 2015	December 31, 2014
	(Unaudited)
Assets
Cash	$40,199	$9,962
Deferred offering costs	—	46,291
Prepaid expenses and other assets	13,696	15,597
Total assets	$53,895	$71,850
Liabilities
Accrued professional fees	$297,270	$129,981
Due to affiliates	112,561	50,052
Accounts payable and other accrued expenses	11,090	10,357
Total liabilities	$420,921	$190,390
Commitments and contingencies (Note 4)
Net Assets
Preferred stock, $0.001 par value, 50,000,000 authorized, none issued and outstanding	$—	$—
Common stock, $0.001 par value, 450,000,000 shares authorized, 22,222 shares issued and outstanding	22	22
Additional paid-in capital	199,978	199,978
Accumulated deficit	(567,026)	(318,540)
Total net assets (deficit)	$(367,026)	$(118,540)
Total liabilities and net assets (deficit)	$53,895	$71,850
Net asset value per share	$(16.52)	$(5.33)

The accompanying notes are an integral part of these condensed interim financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

CONDENSED STATEMENT OF OPERATIONS
(Unaudited)

Three Months Ended March 31, 2015
Income	$—
Expenses:
Professional fees	228,560
Insurance expense	16,742
General and administrative expenses	3,184
Total expenses	248,486
Net loss	$(248,486)

The accompanying notes are an integral part of these condensed interim financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

CONDENSED STATEMENT OF CHANGES IN NET ASSETS (DEFICIT)
(Unaudited)

Three Months Ended March 31, 2015
Operations:
Net loss	$(248,486)
Decrease in net assets from operations	(248,486)
Total decrease in net assets (deficit)	(248,486)
Net assets (deficit) at beginning of period	(118,540)
Net assets (deficit) at end of period	$(367,026)

The accompanying notes are an integral part of these condensed interim financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

CONDENSED STATEMENT OF CASH FLOWS
(Unaudited)

Three Months Ended March 31, 2015
Cash flows from operating activities:
Decrease in net assets from operations	$(248,486)
Adjustments to reconcile decrease in net assets from operations to net cash used in operating activities:
Decrease in prepaid expenses and other assets	1,901
Increase in accrued professional fees	167,289
Increase in accounts payable and other accrued expenses	733
Net cash used in operating activities	$(78,563)
Cash flows from financing activities:
Financing proceeds from affiliate	$380,019
Receivable from affiliate	(317,510)
Decrease in deferred offering costs	46,291
Net cash provided by financing activities	$108,800
Net increase in cash	$30,237
Cash, beginning of period	9,962
Cash, end of period	$40,199
Supplemental information:
Interest paid on insurance during the period	$151

The accompanying notes are an integral part of these condensed interim financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)

Note 1 — Organization and Business Operations

Business Development Corporation of America II (the “Company”), incorporated in Maryland on April 17, 2014, is an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and is applying the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, “Financial Services — Investment Companies” (“ASC 946”). As a BDC, the Company is required to comply with certain regulatory requirements promulgated under the 1940 Act. The Company intends to elect to be taxed for U.S. federal income tax purposes as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, with the filing of the Company’s 2015 tax return. The Company is sponsored by AR Capital, LLC (the “Sponsor”) and is managed by BDCA Adviser II, LLC (the “Adviser”), an entity indirectly, wholly-owned by the Sponsor, pursuant to the terms of the Investment Advisory and Management Services Agreement (the “Investment Advisory Agreement”). The Adviser oversees the management of the Company’s activities and is responsible for making investment decisions regarding its portfolio.

The Company is offering for sale a maximum of 300 million shares of common stock, $0.001 par value per share, at an initial offering price of $10.00 per share, subject to certain volume and other discounts, on a “best efforts” basis pursuant to a registration statement on Form N-2, as amended and supplemented (the “Registration Statement”) (File No. 333-197447), filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the“Offering”). On May 19, 2014, the Company sold 22,222 shares of common stock to the Sponsor for $9.00 per share, which represents the initial offering price of $10.00 per share less selling commissions of $0.70 per share and dealer manager fees of $0.30 per share consistent with the terms and disclosures of the Registration Statement. On September 8, 2014, the Company’s Registration Statement was declared effective by the SEC.

If within one year from the commencement of the Offering the Company does not sell shares totaling gross offering proceeds of at least $2.0 million (“Minimum Offering Requirement”), the Company will promptly return all funds to investors and will stop the Offering. Prior to reaching Minimum Offering Requirement, all subscription payments will be held in an escrow account by UMB Bank, N.A., as escrow agent for the Company's subscribers pending release to the Company.

The Company is a specialty finance company formed primarily to make debt investments in first lien, floating rate loans and, to a lesser extent, second lien loans that are generally made to U.S. companies, syndicated and have a secondary trading market. The Company may also invest in collateralized loan obligations (“CLO”). The Company's CLO portfolio will primarily focus on the equity tranches of the CLO.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed interim financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Interim financial statements are prepared in accordance with GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Regulation S-X, as appropriate. Accordingly, the interim financial statements may not include all of the information and notes required by GAAP for annual financial statements. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the interim financial statements and the reported amounts of income and expenses during the reported periods. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)

Note 2 — Summary of Significant Accounting Policies  – (continued)

The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending on December 31, 2015.

Recently Adopted Accounting Standard

On January 1, 2015, the Company adopted Accounting Standards Update (“ASU”) No. 2014-10, which eliminated certain financial reporting requirements of companies previously identified as “Development Stage Entities” (Topic 915). The amendments in this ASU simplify accounting guidance by removing all incremental financial reporting requirements for development stage entities. The amendments also reduce data maintenance and, for those entities subject to audit, audit costs by eliminating the requirement for development stage entities to present inception-to-date information in the statements of income, cash flows, and stockholders’ equity. As of March 31, 2015, the Company’s condensed interim financial statements have been presented to conform with the reporting and disclosure requirements of ASU No. 2014-10.

Organization and Offering Costs

The Company has incurred organization and offering costs in connection with the Offering. The organization and offering costs have been paid by the Company from the proceeds of the initial capital contribution from the Company’s Sponsor and from the proceeds of affiliate advances. It is the Company’s plan to complete the Offering; however, there can be no assurance that the Company’s plans to raise capital will be successful.

Organization costs — Organization costs include professional fees, regulatory fees and other costs of incorporation. These costs are expensed as incurred. As of March 31, 2015, the Company has incurred organization costs of $78,709.

Offering costs — Offering costs principally relate to professional fees (including transfer agent fees), printing costs, direct marketing expenses, due diligence costs, fees paid to regulators and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company. As of March 31, 2015 and December 31, 2014, the Company has incurred offering costs of $1,951,260 and $1,633,750, respectively. Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for any organization and offering costs in excess of $125,000 if aggregate gross proceeds from the Offering have not exceeded $12.5 million. If aggregate gross proceeds from the Offering exceed $12.5 million, then the Company will not be liable for any organization and offering costs in excess of 1.5% of aggregate gross proceeds from the Offering.

As of March 31, 2015, the aggregate gross proceeds from the Offering have not exceeded $12.5 million. Accordingly, as of March 31, 2015, the Company has recognized $78,709 in organization costs and $46,291 of transfer agent fees. As of March 31, 2015 and December 31, 2014, the organization and offering costs incurred by the Company of $1,904,969 and $1,587,459, respectively, in excess of the amount the Company is liable to pay have been netted with amounts due to affiliates resulting in a net due to affiliates of $112,561 and $50,052, respectively, that is recorded on the condensed statement of assets and liabilities.

Reclassification and Presentation

The Company previously disclosed accrued accounting and tax fees of $101,155 and accrued legal fees of $28,826 on the Company’s statement of assets and liabilities as of December 31, 2014. These previous period amounts have been condensed to accrued professional fees of $129,981 on the Company's condensed statements of asset and liabilities as of March 31, 2015 presented in this quarterly report on Form 10-Q.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)

Note 2 — Summary of Significant Accounting Policies  – (continued)

Recent Accounting Standards Updates

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s condensed interim financial statements.

Note 3 — Related Party Transactions and Arrangements

Capital Contributions by AR Capital, LLC

On May 19, 2014, the Company sold 22,222 shares of common stock to the Sponsor for $9.00 per share, which represents the initial offering price of $10.00 per share less selling commissions of $0.70 per share and dealer manager fees of $0.30 per share consistent with the terms and disclosures of the Registration Statement. On September 8, 2014, the Company’s Registration Statement was declared effective by the SEC.

Payments to the Adviser and Affiliates

The Adviser and its affiliates will receive compensation and reimbursement for services relating to the Offering and the investment and management of the Company’s assets.

Management and Incentive Fee Compensation to the Adviser

The Company entered into the Investment Advisory Agreement with the Adviser on August 21, 2014, in which the Company will pay the Adviser a fee for investment advisory and management services consisting of two components — a management fee and an incentive fee. Pursuant to the Investment Advisory Agreement with the Adviser, the management fee and incentive fee will not begin to accrue until the quarter in which the Company breaks escrow which has not occurred as of March 31, 2015.

Management fee — The management fee is calculated at an annual rate of 1.0% of average gross assets. The management fee is payable quarterly in arrears, and is calculated based on the average value of gross assets at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter will be appropriately pro-rated.

Incentive fee — The incentive fee consists of two parts. The first part, the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on 15.0% of the Company’s “pre-incentive fee net investment income” for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on “adjusted capital” at the beginning of the most recently completed calendar quarter subject to a “catch up” feature. Under the Investment Advisory Agreement, the subordinated incentive fee will be paid out as follows:

•	No subordinated incentive fee on income is payable to the Adviser in any calendar quarter in which the Company’s pre-incentive fee net investment income does not exceed the preferred return rate of 1.6875% (6.75% annualized)
•	100% of the Company's pre-incentive fee net investment income, if any, that exceeds the preferred return rate of 1.6875% in any given calendar quarter (6.75% annualized) but is less than or equal to 1.9853% in any calendar quarter (7.94% annualized) is payable to the Adviser. This portion of the of the subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 15.0% on all of the Company's pre-incentive fee net investment income when the Company's pre-incentive fee investment income reaches 1.9853% (7.94% annualized) in any calendar quarter;

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)

Note 3 — Related Party Transactions and Arrangements  – (continued)

•	For any calendar quarter in which the Company’s pre-incentive fee net investment income exceeds 1.9853% (7.94% annualized), the subordinated incentive fee on income equals 15.0% of the amount of the Company’s pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

See Note 8 — Subsequent Events for further details on incentive fees.

Pre-incentive fee net investment income is defined as interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, organization, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company's operating expenses for the quarter (excluding the incentive fee and including but not limited to the base management fee, expenses payable under an administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

Adjusted capital is defined as cumulative gross proceeds generated from sales of the Company's common stock (including proceeds from the Company's distribution reinvestment plan) reduced for distributions from non-liquidating dispositions of the Company's investments paid to stockholders and amounts paid for share repurchases pursuant to the Company's share repurchase program.

The second part of the incentive fee, the incentive fee on net capital gains, is an incentive fee on net capital gains earned on the portfolio during operations prior to the Company’s liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 15.0% of the Company’s incentive fee capital gains, which equals the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

For the three months ended March 31, 2015, the Company has not incurred any management fees, subordinated incentive fees, or capital gain incentive fees under the Investment Advisory Agreement.

Expense Support Agreement

The Adviser and its affiliates may incur and pay costs and fees on behalf of the Company which are reimbursable to the Adviser. The Company and the Adviser entered into an Expense Support Agreement on August 21, 2014, whereby the Adviser may pay the Company up to 100% of all operating expenses (“Expense Support Payment”) for any period beginning on the effective date of the Registration Statement, until the Adviser and the Company mutually agree otherwise. The Expense Support Payment for any month shall be paid by the Adviser to the Company in any combination of cash or other immediately available funds, and/or offsets against amounts due from the Company to the Adviser. The purpose of the Expense Support Payment is to reduce operating expenses until the Company has achieved economies of scale sufficient to ensure that it is able to bear a reasonable level of expense in relation to investment income. Operating expenses subject to this agreement include expenses as defined by GAAP, including, without limitation, fees payable to the Adviser and interest on indebtedness for such period, if any.

Pursuant to the terms of the Expense Support Agreement, the Company may reimburse the Adviser for each Expense Support Payment no later than three years after such Expense Support Payment is made by the Adviser. Reimbursement shall be made as promptly as possible on a date mutually agreed to by the Company

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)

Note 3 — Related Party Transactions and Arrangements  – (continued)

and the Adviser (the “Reimbursement Date”) provided that (i) the operating expense ratio, defined as operating expenses excluding organization and offering expenses, base management fees, incentive fees and any interest expense attributable to indebtedness by the Company (“Net Operating Expenses”) expressed as a percentage of the Company’s net assets on the relevant measurement date, as of such Reimbursement Date is equal to or less than the operating expense ratio as of the Expense Support Payment date attributable to such specified Expense Support Payment, (ii) the annualized distribution rate as of such Reimbursement Date is equal to or greater than the annualized distribution rate as of the Expense Support Payment date attributable to such specified Expense Support Payment; (iii) such specified Expense Support Payment date is not earlier than three years prior to the Reimbursement Date; and (iv) the Expense Support Payment does not cause the Company’s Net Operating Expenses to exceed 1.5% of the Company’s net assets attributable to common shares, after taking such reimbursement into account.

As of March 31, 2015, the Company has not been reimbursed for any operating expenses pursuant to the Expense Support Agreement.

Fees Paid in Connection with the Offering

Dealer Manager

The Company entered into a dealer manager agreement on September 8, 2014 with Realty Capital Securities, LLC (the “Dealer Manager”), an entity under common control with the Sponsor, to serve as the dealer manager of the Offering. The Dealer Manager receives fees and compensation in connection with the sale of the Company’s common stock in the Offering. The Dealer Manager receives a selling commission of up to 7.0% of the gross proceeds of the shares sold in the Offering before reallowance of commissions earned by participating broker-dealers. Alternatively, selected broker-dealers may elect to receive a fee equal to 7.5% of the gross proceeds of the shares sold in the Offering (not including selling commissions and dealer manager fees) by such participating broker-dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. If this option is elected, the dealer manager fee will be reduced to 2.5% of gross proceeds of the shares sold in the Offering (not including selling commissions and dealer manager fees).

In addition, the Dealer Manager receives up to 3.0% of the gross proceeds of the shares sold in the Offering, before reallowance to participating broker-dealers, as a dealer manager fee. The Dealer Manager may reallow up to 1.5% of its dealer manager fee to selected participating broker-dealers.

For the three months ended March 31, 2015, the Company has not incurred any selling commissions or dealer manager fees.

Organization and Offering Costs

Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for any organization and offering costs in excess of $125,000 if aggregate gross proceeds from the Offering have not exceeded $12.5 million. If aggregate gross proceeds from the Offering exceed $12.5 million, the Company will not be liable for any organization and offering costs in excess of 1.5% of the aggregate gross proceeds from the Offering.

As of March 31, 2015 and December 31, 2014, organization and offering costs in the amount of $1,904,969 and $1,587,459, respectively, have been incurred in excess of the $125,000 limit as the aggregate gross proceeds from the Offering have not exceeded $12.5 million and are therefore the responsibility of the Adviser. The Company has paid $125,000 in organization and offering costs which have been paid in cash from the proceeds of the initial capital contribution and affiliate advances.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)

Note 3 — Related Party Transactions and Arrangements  – (continued)

See table below for further details on related party organization and offering costs incurred by the Company for the three months ended March 31, 2015. Also, refer to the other affiliates section below for details on relationships which may cause the Company to incur organization and offering costs.

Other Affiliates

An affiliate of the Company, RCS Advisory Services, LLC (“RCS”), is an entity under common control with the Sponsor. RCS performs legal, compliance, due diligence and marketing services for the Company through the Investment Advisory Agreement. For the three months ended March 31, 2015, the Company has incurred charges of $223,470 from RCS related to legal, compliance, due diligence and marketing services, see table below for further details.

The Company engaged American National Stock Transfer, LLC (the “Transfer Agent”), an entity under common control with the Sponsor, on May 19, 2014 to provide the Company with transfer agent services. The Transfer Agent will conduct transfer agency, registrar and supervisory services for the Company. For the three months ended March 31, 2015, the Company has incurred transfer agent fees of $30,000, see table below for further details.

An affiliate of the Company, SK Research, LLC (“SK Research”), is an entity under common control with the Sponsor. SK Research provides broker-dealers and financial advisors with the research, critical thinking and analytical resources necessary to evaluate the viability, utility and performance of investment programs. The Company entered into a due diligence review fee reimbursement agreement on August 29, 2014 with SK Research. For the three months ended March 31, 2015, the Company incurred charges of $25,000 from SK Research to conduct due diligence on the Company, see table below for further details.

The following is a schedule depicting the related party costs in connection with the operations of the Company for the three months ended March 31, 2015:

Three Months Ended March 31, 2015
Related party offering costs(1)
Due diligence costs	$129,988
Legal costs	31,471
Transfer agent costs	30,000
Marketing and advertising	9,519
General offering costs	1,290
Total related party offering costs	202,268
Related party costs charged to expense(2)
Legal costs	76,202
Total related party costs charged to expense	76,202
Total related party costs	$278,470

(1)	Included in the total organization and offering costs that have been incurred by the Company. Pursuant to the Investment Advisory Agreement, the Company is currently only responsible for $125,000 of combined organization and offering costs, the remaining organization and offering costs that have been incurred by the Company are the responsibility of the Adviser. See Note 2 — Summary of Significant Accounting Policies“Organization and Offering Costs” for further details on the treatment of organization and offering costs.
(2)	Included in the condensed statement of operations

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)

Note 4 — Commitments and Contingencies

Commitments

In the ordinary course of business, the Company may enter into future funding commitments. The Company has not entered into any future funding commitments at this time.

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. The Company has no knowledge of material legal or regulatory proceedings pending or known to be contemplated against the Company at this time.

Indemnifications

In the ordinary course of business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management believes that the likelihood of such an event is remote.

Note 5 — Income Taxes

The Company complies with the accounting and reporting requirements of FASB ASC Topic 740, “Income Taxes,” (“ASC 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. ASC 740 provides guidance for income taxes, including how uncertain tax positions should be recognized, measured and disclosed in the financial statements. Based on its analysis, the Company has determined there were no material uncertain tax positions through March 31, 2015. The Company will file a U.S. federal income tax return and may file income tax returns in various U.S. states. The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The 2014 tax year remains subject to examination by the U.S. federal, state and local tax authorities.

Note 6 — Economic Dependency

The Adviser has indicated its commitment to continue funding the operations of the Company during its early stage.

Note 7 — Financial Highlights

The following is a schedule of financial highlights for the three months ended March 31, 2015:

Three Months Ended March 31, 2015
Per share data(1):
Net asset value, beginning of period	$(5.33)
Decrease in net assets from operations	(11.19)
Issuance of common stock	—
Net asset (deficit) value, end of period	$(16.52)
Shares outstanding, end of period	22,222
Total return – based on the net asset value(2)	NM

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)

Note 7 — Financial Highlights  – (continued)

Three Months Ended March 31, 2015
Ratio/Supplemental data:
Net assets (deficit), end of period	$(367,026)
Ratio of total expenses to average net assets (deficit)(2)	NM
Ratio of net loss to average net assets (deficit)(2)	NM

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	Not meaningful

Note 8 — Subsequent Events

The Company has evaluated subsequent events through the date the condensed interim financial statements were issued and determined that there have not been any events that have occurred that would require adjustments to disclosures in these condensed interim financial statements, except as set forth below.

On April 13, 2015, the Company entered into a fund administration servicing agreement (the “Fund Administration Servicing Agreement”) and a fund accounting servicing agreement (the “Fund Accounting Servicing Agreement”), each with U.S. Bancorp Fund Services, LLC (the “Administrator”), pursuant to which the Administrator provides certain fund services to the Company, such as accounting, financial reporting, legal and compliance support and investor relations support, which are necessary for the Company to operate. Pursuant to the Fund Administration Servicing Agreement and the Fund Accounting Servicing Agreement, the Company will pay the Administrator a minimum annual fee of $100,000 and annual asset based fees as follows: nine basis points on the first $200,000,000 of assets; seven basis points on assets of between $200,000,000 and $500,000,000; four basis points on assets between $500,000,000 and $1,500,000,000; and 2.5 basis points on the balance of the Company’s assets. The Company also will pay an annual $3,000 fee for support provided to the Company’s chief compliance officer and reimburse the Administrator for out of pocket expenses incurred on the Company’s behalf.

On April 13, 2015, the Company also entered into a custody agreement with U.S. Bank National Association (the “Custodian”) on April 15, 2015 (the “Custodian Agreement”) for the provision of custody services. Under the Custodian Agreement, the Company will pay the Custodian an annual acceptance fee of $1,500 and annual asset-based fees as follows: 1.25 basis points on the first $500,000,000 of assets; one basis point on assets from $500,000,000 to $1,500,000,000; and 0.75 basis points on the balance of the Company’s assets. The Company also will reimburse the Custodian for certain out-of-pocket expenses incurred on the Company’s behalf.

On April 17, 2015, the Adviser agreed to irrevocably waive subordinated incentive fees on income payable under the Investment Advisory Agreement to the extent they would be inconsistent with the amounts shown below.

•	No subordinated incentive fee on income is payable to the Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.75% (7% annualized);
•	100% of our pre-incentive fee net investment income, if any, that exceeds the preferred return rate of 1.75% in any given calendar quarter (7% annualized) but is less than or equal to 2.0588% in any calendar quarter (8.24% annualized) is payable to the Adviser. This portion of the of the

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)

Note 8 — Subsequent Events  – (continued)

subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when our pre-incentive fee investment income reaches 2.0588% (8.24% annualized) in any calendar quarter; and
•	For any calendar quarter in which our pre-incentive fee net investment income exceeds 2.0588% (8.24% annualized), the subordinated incentive fee on income equals 15.0% of the amount of our pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Business Development Corporation of America II:

We have audited the accompanying statement of assets and liabilities of Business Development Corporation of America II (the Company) (a development stage entity) as of December 31, 2014, and the related statements of operations, changes in net assets (deficit), and cash flows for the period from April 17, 2014 (date of inception) through December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Business Development Corporation of America II (a development stage entity) as of December 31, 2014, and the results of its operations, the changes in its net assets (deficit) and its cash flows for the period from April 17, 2014 (date of inception) through December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York
March 30, 2015

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2014
Assets
Cash	$9,962
Deferred offering costs	46,291
Prepaid expenses and other assets	15,597
Total assets	$71,850
Liabilities
Accrued accounting and tax fees	$101,155
Accrued legal fees	28,826
Due to affiliate	50,052
Accounts payable and other accrued expenses	10,357
Total liabilities	$190,390
Commitments and contingencies (Note 4)
Net Assets
Preferred stock, $0.001 par value, 50,000,000 authorized, none issued and outstanding	$—
Common stock, $0.001 par value, 450,000,000 shares authorized, 22,222 shares issued and outstanding	22
Additional paid-in capital	199,978
Accumulated deficit during the development stage	(318,540)
Total net assets (deficit)	(118,540)
Total liabilities and net assets (deficit)	$71,850
Net asset value per share	$(5.33)

The accompanying notes are an integral part of these financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

STATEMENT OF OPERATIONS

For the Period from April 17, 2014 (date of inception) to December 31, 2014
Income	$—
Expenses:
Accounting and tax fees	101,155
Organization costs	78,709
Transfer agent fees	72,377
Legal fees	39,136
Insurance expense	17,498
General and administrative expenses	9,665
Total expenses	318,540
Net loss	$(318,540)
Decrease in net assets from operations	$(318,540)
Net loss per share – basic and diluted	$(14.33)
Weighted average shares outstanding – basic and diluted	22,222

The accompanying notes are an integral part of these financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

STATEMENT OF CHANGES IN NET ASSETS (DEFICIT)

For the Period from April 17, 2014 (date of inception) to December 31, 2014
Operations:
Net loss	$(318,540)
Net decrease in net assets from operations	$(318,540)
Capital transactions:
Proceeds from issuance of common stock	$200,000
Net increase in net assets from capital transactions	200,000
Total decrease in net assets (deficit)	$(118,540)
Net assets at beginning of period	$—
Net assets (deficit) at end of period	$(118,540)

The accompanying notes are an integral part of these financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

STATEMENT OF CASH FLOWS

For the Period from April 17, 2014 (date of inception) to December 31, 2014
Cash flows from operating activities:
Decrease in net assets from operations	$(318,540)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in prepaid expenses and other assets	(15,597)
Increase in accrued accounting and tax fees	101,155
Increase in accrued legal fees	28,826
Increase in accounts payable and accrued expenses	10,357
Net cash used in operating activities:	$(193,799)
Cash flows from financing activities:
Proceeds from issuances of common stock	$200,000
Financing proceeds from affiliate	1,637,511
Receivable from affiliate	(1,587,459)
Increase in deferred offering costs	(46,291)
Net cash provided by financing activities:	$203,761
Net increase in cash	$9,962
Cash, beginning of period	—
Cash, end of period	$9,962
Supplemental information
Interest paid on insurance during the period	$50

The accompanying notes are an integral part of these financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1 — Organization and Business Operations

Business Development Corporation of America II (the “Company”), incorporated in Maryland on April 17, 2014, is an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and is applying the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, “Financial Services — Investment Companies” (“ASC 946”). As a BDC, the Company is required to comply with certain regulatory requirements promulgated under the 1940 Act. The Company intends to elect to be taxed for U.S. federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), as soon as practicable. Effective August 21, 2014, the Company changed its name from BDCA Senior Capital, Inc. to Business Development Corporation of America II. The Company is sponsored by AR Capital, LLC (the “Sponsor”) and is managed by BDCA Adviser II, LLC (the “Adviser”), an entity indirectly, wholly-owned by the Sponsor, pursuant to the terms of the Investment Advisory and Management Services Agreement (the “Investment Advisory Agreement”). The Adviser oversees the management of the Company’s activities and is responsible for making investment decisions regarding its portfolio.

The Company is offering for sale a maximum of 300 million shares of common stock, $0.001 par value per share, at an initial offering price of $10.00 per share, subject to certain volume and other discounts, on a “best efforts” basis pursuant to a registration statement on Form N-2, as amended and supplemented (the “Registration Statement”) (File No. 333-197447), filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Offering”). On May 19, 2014, the Company sold 22,222 shares of common stock to the Sponsor for $9.00 per share, which represents the initial offering price of $10.00 per share less selling commissions of $0.70 per share and dealer manager fees of $0.30 per share consistent with the terms and disclosures of the Registration Statement. On September 8, 2014, the Company’s Registration Statement was declared effective by the SEC.

If within one year from the commencement of the Offering the Company does not sell shares totaling gross offering proceeds of at least $2.0 million (“Minimum Offering Requirement”), the Company will promptly return all funds to investors and will stop the Offering. Prior to reaching Minimum Offering Requirement, all subscription payments will be held in an escrow account by UMB Bank, N.A., as escrow agent for the Company’s subscribers pending release to the Company.

The Company is a specialty finance company formed primarily to make debt investments in first lien, floating rate loans and, to a lesser extent, second lien loans that are generally made to U.S. companies, syndicated and have a secondary trading market (“Leveraged Loans”). The Company may also invest in collateralized loan obligations (“CLO”). The Company’s CLO portfolio will primarily focus on the equity tranches of the CLO.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements of the Company are prepared on an accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 2 — Summary of Significant Accounting Policies  – (continued)

Development Stage Entity

The Company complies with the reporting requirements of FASB ASC Topic 915, “Development Stage Entities.” Pursuant to the terms of the Offering, the Company must receive the Minimum Offering Requirement to break escrow and commence operations. As of December 31, 2014, the Company had not reached such threshold. The Company continues to devote substantially all of its efforts to establishing the business.

Cash

Cash includes deposits held in a financial institution.

Organization and Offering Costs

The Company has incurred organization and offering costs in connection with the Offering. The organization and offering costs have been paid by the Company from the proceeds of the initial capital contribution from the Company’s Sponsor and from the proceeds of an affiliate advance. It is the Company’s plan to complete the Offering; however, there can be no assurance that the Company’s plans to raise capital will be successful.

Organization costs — Organization costs include professional fees, regulatory fees and other costs of incorporation. These costs are expensed as incurred. As of December 31, 2014, the Company has incurred organization costs of $78,709.

Offering costs — Offering costs include expenses incurred in connection with the registering and selling of shares of the Company’s common stock in connection with the Offering. These costs may include professional fees and fees paid to various regulatory agencies. As of December 31, 2014, the Company has incurred offering costs of $1,633,750. Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for any organization and offering costs in excess of $125,000 if aggregate gross proceeds from the Offering have not exceeded $12.5 million. If aggregate gross proceeds from the Offering exceed $12.5 million, then the Company will not be liable for any organization and offering costs in excess of 1.5% of aggregate gross proceeds from the Offering.

As of December 31, 2014, the aggregate gross proceeds from the Offering have not exceeded $12.5 million. Accordingly, as of December 31, 2014, the Company recognized $78,709 in organization costs on the statement of operations and recorded $46,291 in deferred offering costs on the statement of assets and liabilities. As of December 31, 2014, the organization and offering costs incurred by the Company of $1,587,459 in excess of the amount the Company is liable to pay has been netted with amounts due to affiliates resulting in a net due to affiliate of $50,052 that is recorded on the statement of assets and liabilities.

Deferred Offering Costs

In accordance with ASC 946 offering costs that the Company is responsible for pursuant to the Investment Advisory Agreement are treated as deferred offering costs on the Company’s statement of assets and liabilities until the Company receives the Minimum Offering Requirement to break escrow and commence operations. Upon the commencement of operations, the deferred offering costs the Company is responsible for pursuant to the Investment Advisory Agreement will be amortized to expense over a twelve month period on a straight-line basis. As of December 31, 2014, the Company had not reached the Minimum Offering Requirement and classified $46,291 as deferred offering costs on the statement of assets and liabilities.

Distributions

Subject to the discretion of the Company’s board of directors and applicable legal restrictions, the Company intends to authorize and declare monthly distributions that will be paid on a monthly basis

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 2 — Summary of Significant Accounting Policies  – (continued)

beginning no later than the first calendar quarter subsequent to the month in which the Minimum Offering Requirement is met. The amount of each such distribution will be subject to the discretion of the board of directors and applicable legal restrictions related to the payment of distributions.

The Company has also adopted an “opt in” distribution reinvestment plan (the “DRIP”) for its common stockholders. As a result, if the Company makes a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the DRIP so as to have their cash distributions reinvested in additional shares of the Company’s common stock.

Income Taxes

The Company intends to elect to be treated for federal income tax purposes as a RIC under Subchapter M of the Code beginning with the filing of its 2015 tax return. Generally, a RIC is exempt from federal income taxes if it distributes to stockholders at least 90% of investment company taxable income, as defined in the Code, each year. Distributions declared prior to the filing of the previous years tax return and paid prior to year-end can be carried back to the prior tax year for determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its RIC status each year. Upon electing RIC status, the Company is also subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income each calendar year, 98.2% of capital gain net income for the one year period ending on October 31 of such calendar year and any recognized and undistributed income from prior years for which it paid no federal income taxes. See Note 5 — Income Taxes for further details on income taxes.

Recent Accounting Standards Updates

In June 2014, FASB issued Accounting Standards Update (“ASU”) No. 2014-10, which eliminated certain financial reporting requirements of companies previously identified as “Development Stage Entities” (Topic 915). The amendments in this ASU simplify accounting guidance by removing all incremental financial reporting requirements for development stage entities. The amendments also reduce data maintenance and, for those entities subject to audit, audit costs by eliminating the requirement for development stage entities to present inception-to-date information in the statements of income, cash flows, and shareholder equity. Early application of each of the amendments is permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued (public business entities) or made available for issuance (other entities). Upon adoption, entities will no longer present or disclose any information required by Topic 915. For public business entities, those amendments are effective for annual reporting periods beginning after December 15, 2014, and interim periods therein. The Company adopted this standard on January 1, 2015. The adoption did not have a material effect on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Related Party Transactions and Arrangements

The Adviser and its affiliates will receive compensation and reimbursement for services relating to the Offering and the investment and management of the Company’s assets.

Management and Incentive Fee Compensation to the Adviser

The Company entered into the Investment Advisory Agreement with the Adviser on August 21, 2014, in which the Company will pay the Adviser a fee for investment advisory and management services consisting of two components — a management fee and an incentive fee. Pursuant to the Investment Advisory Agreement with the Adviser, the management fee and incentive fee will not begin to accrue until the quarter in which the Company breaks escrow which has not occurred as of December 31, 2014.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 3 — Related Party Transactions and Arrangements  – (continued)

Management fee — The management fee is calculated at an annual rate of 1.0% of average gross assets. The management fee is payable quarterly in arrears, and is calculated based on the average value of gross assets at the end of the two most recently completed calendar quarters. The management fee for any partial month or quarter will be appropriately pro-rated.

Incentive fee — The incentive fee consists of two parts. The first part, the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on 15.0% of the Company’s “pre-incentive fee net investment income” for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on “adjusted capital” at the beginning of the most recently completed calendar quarter subject to a “catch up” feature. The subordinated incentive fee will be paid out as follows:

•	No subordinated incentive fee on income is payable to the Adviser in any calendar quarter in which the Company’s pre-incentive fee net investment income does not exceed the preferred return rate of 1.6875% (6.75% annualized);
•	100% of the Company’s pre-incentive fee net investment income, if any, that exceeds the preferred return rate of 1.6875% in any given calendar quarter (6.75% annualized) but is less than or equal to 1.9853% in any calendar quarter (7.94% annualized) is payable to the Adviser. This portion of the of the subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 15.0% on all of the Company’s pre-incentive fee net investment income when the Company’s pre-incentive fee investment income reaches 1.9853% (7.94% annualized) in any calendar quarter;
•	For any calendar quarter in which the Company’s pre-incentive fee net investment income exceeds 1.9853% (7.94% annualized), the subordinated incentive fee on income equals 15.0% of the amount of the Company’s pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

Pre-incentive fee net investment income is defined as interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, organization, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (excluding the incentive fee and including but not limited to the base management fee, expenses payable under an administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

Adjusted capital is defined as cumulative gross proceeds generated from sales of the Company’s common stock (including proceeds from the Company’s DRIP) reduced for distributions from non-liquidating dispositions of the Company’s investments paid to stockholders and amounts paid for share repurchases pursuant to the Company’s share repurchase program.

The second part of the incentive fee, the incentive fee on net capital gains, is an incentive fee on net capital gains earned on the portfolio during operations prior to the Company’s liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 15.0% of the Company’s incentive fee capital gains, which equals the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year,

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 3 — Related Party Transactions and Arrangements  – (continued)

computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

For the period from April 17, 2014 (date of inception) to December 31, 2014, the Company has not incurred any management fees, subordinated incentive fees, or capital gain incentive fees under the Investment Advisory Agreement.

Expense Support Agreement

The Adviser and its affiliates may incur and pay costs and fees on behalf of the Company which are reimbursable to the Adviser. The Company and the Adviser entered into an Expense Support Agreement on August 21, 2014, whereby the Adviser may pay the Company up to 100% of all operating expenses (“Expense Support Payment”) for any period beginning on the effective date of the Registration Statement, until the Adviser and the Company mutually agree otherwise. The Expense Support Payment for any month shall be paid by the Adviser to the Company in any combination of cash or other immediately available funds, and/or offsets against amounts due from the Company to the Adviser. The purpose of the Expense Support Payment is to reduce operating expenses until the Company has achieved economies of scale sufficient to ensure that it is able to bear a reasonable level of expense in relation to investment income. Operating expenses subject to this agreement include expenses as defined by GAAP, including, without limitation, fees payable to the Adviser and interest on indebtedness for such period, if any.

Pursuant to the terms of the Expense Support Agreement, the Company has agreed to reimburse the Adviser for each Expense Support Payment no sooner than three years after such Expense Support Payment is made by the Adviser. Reimbursement shall be made as promptly as possible on a date mutually agreed to by the Company and the Adviser (the “Reimbursement Date”) provided that (i) the operating expense ratio, defined as operating expenses excluding organization and offering expenses, base management fees, incentive fees and any interest expense attributable to indebtedness by the Company (“Net Operating Expenses”) expressed as a percentage of the Company’s net assets on the relevant measurement date, as of such Reimbursement Date is equal to or less than the operating expense ratio as of the Expense Support Payment date attributable to such specified Expense Support Payment, (ii) the annualized distribution rate as of such Reimbursement Date is equal to or greater than the annualized distribution rate as of the Expense Support Payment date attributable to such specified Expense Support Payment; (iii) such specified Expense Support Payment date is not earlier than three years prior to the Reimbursement Date; and (iv) the Expense Support Payment does not cause the Company’s Net Operating Expenses to exceed 1.5% of the Company’s net assets attributable to common shares, after taking such reimbursement into account.

As of December 31, 2014, the Company has not been reimbursed for any operating expenses pursuant to the Expense Support Agreement.

Fees Paid in Connection with the Offering

The Company entered into a dealer manager agreement on September 8, 2014 with Realty Capital Securities, LLC (the “Dealer Manager”), an entity under common control with the Sponsor, to serve as the dealer manager of the Offering. The Dealer Manager receives fees and compensation in connection with the sale of the Company’s common stock in the Offering. The Dealer Manager receives a selling commission of up to 7.0% of the gross proceeds of the shares sold in the Offering before reallowance of commissions earned by participating broker-dealers. Alternatively, selected broker-dealers may elect to receive a fee equal to 7.5% of the gross proceeds of the shares sold in the Offering (not including selling commissions and dealer manager fees) by such participating broker-dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale. If this option is elected, the dealer manager fee will be reduced to 2.5% of gross proceeds of the shares sold in the Offering (not including selling commissions and dealer manager fees).

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 3 — Related Party Transactions and Arrangements  – (continued)

In addition, the Dealer Manager receives up to 3.0% of the gross proceeds of the shares sold in the Offering, before reallowance to participating broker-dealers, as a dealer manager fee. The Dealer Manager may reallow up 1.5% of its dealer manager fee to selected participating broker-dealers.

For the period from April 17, 2014 (date of inception) to December 31, 2014, the Company has not incurred any selling commissions or dealer manager fees.

Organization and Offering Costs

Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for any organization and offering costs in excess of $125,000 if aggregate gross proceeds from the Offering have not exceeded $12.5 million. If aggregate gross proceeds from the Offering exceed $12.5 million, the Company will not be liable for any organization and offering costs in excess of 1.5% of the aggregate gross proceeds from the Offering.

As of December 31, 2014, organization and offering costs in the amount of $1,587,459 have been incurred in excess of the $125,000 limit as the aggregate gross proceeds from the Offering have not exceeded $12.5 million and are therefore the responsibility of the Adviser. The Company has paid $125,000 in organization and offering costs which have been paid in cash from the proceeds of the initial capital contribution.

See table below for further details on related party organization and offering costs incurred by the Company as of December 31, 2014.

Other Affiliates

An affiliate of the Company, RCS Advisory Services, LLC (“RCS”), is an entity under common control with the Sponsor. RCS performs legal, compliance and marketing services for the Company through the Investment Advisory Agreement. As of December 31, 2014 the Company has incurred charges of $264,076 by RCS related to legal, compliance and marketing services, see table below for further details.

The Company engaged American National Stock Transfer, LLC (the “Transfer Agent”), an entity under common control with the Sponsor, on May 19, 2014 to provide the Company with transfer agent services. The Transfer Agent will conduct transfer agency, registrar and supervisory services for the Company. As of December 31, 2014, the Company has incurred transfer agent fees of $72,377, see table below for further details.

An affiliate of the Company, SK Research, LLC (“SK Research”), is an entity under common control with the Sponsor. SK Research provides broker-dealers and financial advisors with the research, critical thinking and analytical resources necessary to evaluate the viability, utility and performance of investment programs. The Company entered into a due diligence review fee reimbursement agreement on August 29, 2014 with SK Research. As of December 31, 2014, the Company has been charged $40,000 by SK Research to conduct due diligence on the Company, see table below for further details.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 3 — Related Party Transactions and Arrangements  – (continued)

The following is a schedule depicting the related party costs in connection with the operations of the Company for the period from April 17, 2014 (date of inception) to December 31, 2014:

For the Period from April 17, 2014 (date of inception) to December 31, 2014
Related party organization costs(1)(2)
Legal organization costs	$14,410
Total related party organization costs	14,410
Related party offering costs(1)
Legal costs	239,342
Due diligence costs	40,000
Total related party offering costs	279,342
Total related party organization and offering costs	293,752
Related party costs charged to expense(2)
Legal costs	10,324
Transfer agent costs	72,377
Total related party costs charged to expense	82,701
Total related party costs	$376,453

(1)	Included in the total organization and offering costs that have been incurred by the Company. Pursuant to the Investment Advisory Agreement, the Company is currently only responsible for $125,000 of combined organization and offering costs, the remaining organization and offering costs that have been incurred by the Company are the responsibility of the Adviser. See Note 2 — Summary of Significant Accounting Policies “Organization and Offering Costs” for further details on the treatment of organization and offering costs.
(2)	Included in the statement of operations.

Note 4 — Commitments and Contingencies

Commitments

In the ordinary course of business, the Company may enter into future funding commitments. The Company has not entered into any future funding commitments at this time.

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. The Company has no knowledge of material legal or regulatory proceedings pending or known to be contemplated against the Company at this time.

Indemnifications

In the ordinary course of business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management believes that the likelihood of such an event is remote.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 5 — Income Taxes

The Company complies with the accounting and reporting requirements of FASB ASC Topic 740, “Income Taxes,” (“ASC 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2014, the Company has a deferred tax asset of approximately $133,787 related to startup costs, organization costs and a net operating loss. The Company has determined that a full valuation allowance of the deferred tax asset is appropriate at this time. FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (now incorporated into ASC 740), sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained upon examination by taxing authorities. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized. Based on its analysis, the Company has determined that the Company has no unrecognized tax benefits as of December 31, 2014. The Company’s conclusion may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of December 31, 2014. The Company will file a U.S. federal income tax return and may file income tax returns in various U.S. states. The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

The reconciliation of the U.S. federal statutory income tax rate to the Company’s effective tax rate for the period from April 17, 2014 (date of inception) to December 31, 2014 was as follows:

December 31, 2014
U.S. federal statutory income tax rate	34%
Increase (decrease) in tax rate resulting from:
State and local income taxes net of federal benefit	8%
Change in valuation allowance	(42)%
Effective tax rate	—%

As of December 31, 2014, the Company has a federal and state net operating loss of approximately $243,548, which expires in the year 2034.

Note 6 — Economic Dependency

The Adviser has indicated its commitment to continue funding the operations of the Company during its development stage.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
(A Maryland Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 7 — Financial Highlights

The following is a schedule of financial highlights for the period from April 17, 2014 (date of inception) to December 31, 2014:

For the Period from April 17, 2014 (date of inception) to December 31, 2014
Per share data:(1)
Net asset value, beginning of period	$—
Decrease in net assets from operations	(14.33)
Issuance of common stock	9.00
Net asset (deficit) value, end of period	$(5.33)
Shares outstanding, end of period	22,222
Total return – based on the net asset value(2)	NM
Ratio/Supplemental data:
Net assets (deficit), end of period	$(118,540)
Ratio of total expenses to average net assets (deficit)(2)	NM
Ratio of net loss to average net assets (deficit)(2)	NM

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	Not meaningful.

Note 8 — Selected Quarterly Data (Unaudited)

The following is the quarterly results of operations for the period from April 17, 2014 (date of inception) to December 31, 2014. The operating results for any quarter are not necessarily indicative of results for any future period:

	Quarters Ended
	December 31, 2014	September 30, 2014	For the period from April 17, 2014 (date of inception) to June 30, 2014
Income	$—	$—	$—
Total expenses	271,993	17,655	28,892
Net loss	$(271,993)	$(17,655)	$(28,892)
Per share information
Net loss	$(12.24)	$(0.79)	$(1.30)
Weighted average shares outstanding	22,222	22,222	22,222

Note 9 — Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued, and determined that there have not been any events that have occurred that would require adjustments to disclosures in these financial statements.

Appendix A: Form of BDCA II Subscription Agreement

Business Development Corporation of America II
PRE-ESCROW BREAK SUBSCRIPTION AGREEMENT

AN INVESTMENT IN THE OFFERING DESCRIBED HEREIN CANNOT BE COMPLETED UNTIL AT LEAST FIVE (5) BUSINESS DAYS AFTER THE DATE THE INVESTOR RECEIVED THE FINAL PROSPECTUS FOR THE OFFERING. SUBSCRIPTIONS WILL BE EFFECTIVE ONLY UPON OUR ACCEPTANCE, AND WE RESERVE THE RIGHT TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART. IF REJECTED, ALL FUNDS SHALL BE RETURNED TO SUBSCRIBERS WITHOUT INTEREST AND WITHOUT DEDUCTION FOR ANY EXPENSES WITHIN TEN (10) BUSINESS DAYS FROM THE DATE THE SUBSCRIPTION IS REJECTED. INVESTORS WILL RECEIVE A CONFIRMATION OF THEIR PURCHASE. IN ORDER TO EXECUTE THIS SUBSCRIPTION AGREEMENT, YOU AND THE CO-OWNER (AS APPLICABLE) MUST COMPLETE SECTION 6A OF THIS SUBSCRIPTION AGREEMENT. AS OF THE DATE OF THIS SUBSCRIPTION AGREEMENT INVESTORS IN ALABAMA, ARIZONA, ARKANSAS, KENTUCKY, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NEW MEXICO, OKLAHOMA, TEXAS AND WASHINGTON MAY NOT SUBSCRIBE FOR SHARES UNTIL THE RESPECTIVE STATE DECLARES THE OFFERING EFFECTIVE. IF YOU HAVE ANY QUESTIONS, PLEASE CALL YOUR REGISTERED REPRESENTATIVE OR REALTY CAPITAL SECURITIES, LLC *(MEMBER FINRA/SIPC)* AT 1-877-373-2522.

EFFECTIVE APRIL 1, 2015: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT PRIOR TO BREAKING ESCROW.

1 Please indicate the offering you wish to invest in and whether this purchase is an "initial investment" or an "additional investment."

☐ **Net of Commission Purchase ("NOCP"):** Check this box if you are eligible for a NOCP.

NOCPs are available to registered associates and other employees of soliciting broker/dealers, BDCA II and its affiliates, participants in a wrap account or commission replacement account with approval for a discount by the broker/dealer, RIA, bank trust account, etc. Representative will not receive selling commission. Refer to prospectus for details.

Investment

☐ **Business Development Corporation of America II ("BDCA II")**

▸ State in which sale was made: _______

☐ Initial Investment

☐ Additional Investment:

Acct# __________________

Investment Amount

$ ______________________________

▸ *$2,500 minimum investment*

▸ *$100 increments for additional investments*

Note: Investment subject to suitability standards, see the corresponding Prospectus and Section 6 of this Subscription Agreement for details.

Pre-Escrow Break Instructions: Please follow the instructions outlined below

PROCEDURES PRIOR TO ESCROW BREAK:

Until we have raised the minimum offering amount of $2,000,000 of shares of common stock, your broker-dealer or registered investment advisor should MAIL properly completed and executed ORIGINAL documents, along with your check payable to "UMB Bank, N.A., Escrow Agent for Business Development Corporation of America II" to DST Systems, Inc., as agent for UMB Bank, N.A., at the following Address. (See "Prospectus Summary — Terms of the Offering" in the prospectus):

Business Development Corporation of America II
c/o DST Systems, Inc.
430 W 7th St, Kansas City, MO 64105-1407
Phone: (877) 373-2522
Fax: (646) 861-7793

*For IRA Accounts, mail investor signed documents to the IRA Custodian for signatures.

If you have any questions, please call your registered representative or Realty Capital Securities, LLC at 1-877-373-2522.

NOTE: Different Procedures Apply Post-Escrow Break

Payment Instructions: Please follow the instructions outlined below.

<u>Instructions to Subscribers</u>

Section 1: Indicate investment amount **(Make all checks payable as described above.)**

Section 2: Choose type of ownership

<u>Non-Custodial Ownership:</u>

Accounts with more than one owner must have ALL PARTIES SIGN where indicated in Section 6a. Be sure to attach copies of all plan documents for Pension Plans, Trust or Corporate Partnerships required in Section 2.

<u>Custodial Ownership:</u>

- For New IRA/Qualified Plan Accounts, please complete the form/application provided by your custodian of choice in addition to this subscription document and forward to the custodian for processing.
- For existing IRA Accounts and other Custodial Accounts, information must be <u>completed BY THE CUSTODIAN</u>. Have all documents signed by the appropriate officers as indicated in the Corporate Resolution (which are also to be included).

Section 3: All names, mailing addresses, Tax ID and Account Numbers of Custodians/Trustees

Section 4: All names, addresses, Dates of Birth, Social Security or Tax I.D. numbers of all investors

Section 5 and 5a: Choose Distribution Allocation option

Sections 6 and 6a: Have ALL owners initial and sign where indicated in Sections 6 and 6a

Section 6b: All investors must complete and sign the attached substitute IRS Form W-9 (the "Substitute Form W-9")

Section 7: To be signed and completed by your Financial Advisor, Registered Investment Advisor or the Authorized Representative (be sure to include CRD number for FA and BD Firm and the Branch Manager's signature)

Section 8: Mailing Instructions for Non-Custodial and Custodial Accounts

EFFECTIVE APRIL 1, 2015: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT PRIOR TO BREAKING ESCROW.

2 OWNERSHIP

IMPORTANT: Please choose **one** option, either within the "Non-Custodial Ownership" column, or within the "Custodial Ownership" column.

2a. Non-Custodial Ownership
(Non-Qualified)

- ☐ **Individual –** *One signature required & initial.*
- ☐ **Joint Tenants with Right of Survivorship –** *All parties must sign & initial.*
- ☐ **Tenants in Common –** *All parties must sign & initial.*
- ☐ **Company or Corporation or Partnership –** *Authorized signature required. Include Corporate Resolution or Partnership Agreement, as applicable.*
- ☐ **Uniform Gift/Transfer to Minors Act (UGMA/UTMA) –** *Owner and custodian signature required.*
  State of ______ Custodian for ______________________
- ☐ **Estate –** *Personal representative signature required.*
  Name of Executor: ______________________________
  Include a copy of the court appointment.
- ☐ **Qualified Pension or Profit Sharing Plan* –** *Trustee or custodian signature required. Include plan documents.*
  Name of Trustee: ______________________________
- ☐ **Trust –** *Trustee(s) signature(s) and copy of trust document or trust certificate required.*
- ☐ **Transfer on Death[(1)] –** *Must complete separate Transfer on Death Registration Form.*
- ☐ **Other** (Specify) – ______________________________
  Include title and signature pages.

2b. Custodial Ownership
(Qualified)

- ☐ **Traditional IRA* –** *One signature required.*
- ☐ **Roll-Over IRA* –** *One signature required.*
- ☐ **Roth IRA* –** *One signature required.*
- ☐ **KEOGH Plan* –** *One signature required.*
- ☐ **Simplified Employee Pension/Trust (S.E.P.)***
- ☐ **Qualified Pension or Profit Sharing Plan* –** *Owner and custodian signature required.*
- ☐ **Other** (Specify) – ______________________________

** Investors who are plan participants under a registered IRA, Keogh, Qualified Pension Plan or Qualified Profit Sharing Plan program may be eligible to purchase such investment through such accounts. No representations are made, and the offeror disclaims any responsibility or liability to the plan custodian, plan administrators, plan participants, investors, or beneficiaries thereof as to the tax ramifications of such investment, the suitability or eligibility of such investment under the respective plan, or that such Investment comports with ERISA, Internal Revenue Service or other governmental rules and regulations pertaining to such plan investments and rights thereunder. A separate private investment form or similar documentation from the Plan Custodian/ Administrator and plan participants/investors is required for investment through these types of accounts.*

(1) Investors who qualify may elect Transfer on Death (TOD) registration for such investment account. TOD registration is designed to give an owner/investor of securities the option of a nonprobate transfer at death of the assets held in the account by designating proposed beneficiary(ies) to receive the account assets upon the owner/investor's death. TOD registration is available only for owner(s)/investor(s) who is (i) a natural person or (ii) two natural persons holding the account as Tenants by the Entirety or (iii) two or more natural persons holding the account as Joint Tenants with Right of Survivorship or (iv) a married couple holding the account as community property with right of survivorship. The following forms of ownership are ineligible for TOD registration: Tenants in Common, community property without survivorship, non-natural account owners (i.e., entities such as corporations, trusts or partnerships), and investors who are not residents of a state that has adopted the Uniform Transfer on Death Security Registration Act.

EFFECTIVE APRIL 1, 2015: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT PRIOR TO BREAKING ESCROW.

3

IMPORTANT: Send all paperwork directly to the custodian.

Note: This section is only for accounts specified in Section 2b and not for Custodial Accounts for Minors.

Custodial Ownership *(Must be completed by Custodian/Trustee for accounts identified in Section 2b)*

Name of Trust or Business Entity *(Does not apply to IRA accounts)* ______

Name of Custodian or Trustee ______

Mailing Address ______

City, State, Zip ______

Business Phone ______

Custodian/Trust/Business Entity Tax ID# ______

Account # ______

Name of Custodian or Other Administrator ______

4

IMPORTANT: Investor Information is required.

Note: Please provide all necessary corporate documents, partnership agreement, or trust powers (specified in Section 2) to establish authority to act.

CALIFORNIA INVESTORS: ALL CERTIFICATES REPRESENTING SHARES WHICH ARE SOLD IN THE STATE OF CALIFORNIA WILL BEAR THE FOLLOWING LEGEND CONDITIONS: IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF THE DEPARTMENT OF BUSINESS OVERSIGHT FOR THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES.

Investor Information

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Other ______

Name of Account Owner ______

Date of Birth ______

Social Security Number or Taxpayer ID # ______

Legal Address (No P.O. Boxes) ______

City, State, Zip ______

Citizenship: *Please indicate Citizenship Status* ***(Required)***

☐ **U.S. Citizen** ☐ **Resident Alien** ☐ **Non-Resident Alien*** | ☐ **Employee, Affiliate or Board Member**

NOTE: Any and all U.S. Taxpayers are required to complete the attached Substitute Form W-9 in Section 6b. (If a foreign national is, in fact, a U.S. taxpayer, complete the attached Substitute Form W-9.)

* If non-resident alien, investor must submit the appropriate IRS Form W-8 **(W-8BEN, W-8ECI, W-8EXP or W-8IMY)** in order to make an investment.

Employer: ______ | ☐ RETIRED

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Other ______

Name of Joint Account Owner or Minor ______

Entity Name ______

Date of Birth ______

Social Security Number or Taxpayer ID# ______

If Non-U.S. Citizen, specify Country of Citizenship ______

Mailing Address (if different than legal address) ______

City, State, Zip ______

Home Phone ______

Business Phone ______

Government ID: ***(Foreign Citizens only)*** *Identification documents must have a reference number and photo. Please attach a photocopy.*

Place of Birth: ______

City ______ State/Province ______ Country ______

Immigration Status: ☐ Permanent resident ☐ Non-permanent resident ☐ Non-resident

Check which type of document you are providing:

☐ US Driver's License ☐ INS Permanent resident alien card ☐ Passport with U.S. Visa

☐ Employment Authorization Document ☐ Passport without U.S. Visa Bank Name (required): ______

Account No. (required): ______

☐ Foreign national identity documents Bank Name (required): ______

Phone No. (required): ______

Number for the document checked above and country of issuance: ______

5 Complete this section to enroll in the Distribution Reinvestment Plan or to elect how you wish to receive your distributions.[1]

Note: Qualified accounts may not direct distributions without the custodian's approval. Please also note that all custodial account distributions not reinvested pursuant to the distribution reinvestment plan will be directed to the custodian.

Distributions

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II

- *I hereby subscribe for Shares of Business Development Corporation of America II and elect the distribution option indicated.*

☐ **Reinvest/Distribution Reinvestment Plan**[2] *Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus and reinvests the entire cash distribution.*

☐ **Mail Check** to the address of record

☐ **Send to Custodial Account** listed in Section 3

☐ **Cash/Direct Deposit**[3] *Send check/direct deposit to third party financial institution in Section 5a below. (Non-Custodian Investors only)*

☐ **Volume Discount: To be completed by purchaser after discussion with broker-dealer.**

Any subscriber seeking to purchase shares pursuant to a discount offered by us must submit such request in writing and set forth the basis for the request. Any such request will be subject to our verification.

1 *Distributions may be funded from borrowings, offering proceeds, or proceeds from the sale of assets, which may constitute a return of capital and significantly reduce the amount of capital available for investment by Business Development Corporation of America II. Any capital returned to investors through distributions will be returned after certain fees and expenses are paid to the sponsor of this offering or its affiliates.*

2 *BDCA II requests that an investor who elects to have distributions reinvested notify the applicable program and the broker-dealer in writing if at any time during his or her participation in the distribution reinvestment plan, there is any material change in the stockholder's financial condition or inaccuracy of any representation under the subscription agreement for such stock-holder's initial purchase of its shares.*

3 *I/we authorize Business Development Corporation of America II or its agent, American National Stock Transfer, LLC, by or through a third party provider, (collectively referred to as "Issuer") to deposit my/our distribution/dividend to my/our checking or savings account. This authority will remain in force until I/we notify the Issuer in writing to cancel it. If the Issuer deposits funds erroneously into my/our account, they are authorized to debit my/our account for an amount not to exceed the amount of the erroneous deposit. The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.*

5a Please complete this section if you should wish to direct distributions (non-custodial accounts) to the registered owner's checking or savings account or to a party other than the registered owner.

Name of Third Party Financial Institution ______________________

Mailing Address ______________________

City, State, Zip ______________________

Account # ______________________

Bank's ABA/Routing # ______________________

☐ **Checking Account** *(must enclose voided check)* ☐ **Savings Account** *(subject to bank verification)*

ELECTRONIC DELIVERY ELECTION

Electronic Delivery of stockholder communication is available and if you would prefer to receive such communications and statements electronically, please affirmatively elect to do so by checking the offering for which you elect to receive the electronic delivery of stockholder communications and statement notifications, and signing below where indicated:

☐ **Business Development Corporation of America II, Inc.**

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications and statement notifications. By consenting below to electronically receive stockholder communications, including your account-specific information, you authorize said offering(s) to either (i) e-mail stockholder communications to you directly or (ii) make them available on each offering's respective Web site and notify you by e-mail when such documents are available and how to access the documents.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

Sign below if you consent to the electronic delivery of documents including annual reports, proxy materials, and any other documents that may be required to be delivered under federal or state securities laws as well as account-specific information such as quarterly account statements or tax information. Your consent will be effective until you revoke it. In addition, by consenting to electronic access, you will be responsible for your customary Internet Service Provider charges in connection with access to these materials. E-mail address in the section below is required. Please carefully read the following representations before consenting to receive documents electronically. By signing this box and consenting to receive documents electronically, you represent the following: **(a)** I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail notification the availability of a document in electronic format. The notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer. I acknowledge that there may be costs associated with the electronic access, such as usage charges from my Internet provider and telephone provider, and that these costs are my responsibility. **(b)** I acknowledge that documents distributed electronically may be provided in Adobe's Portable Document Format (PDF). The Adobe Reader® software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com . The Reader software must be correctly installed on my system before I will be able to view documents in PDF format. Electronic delivery also involves risks related to system or network outage that could impair my timely receipt of or access to stockholder communications. **(c)** I acknowledge that I may receive at no cost from Business Development Corporation of America II a paper copy of any documents delivered electronically by calling Realty Capital Securities, LLC at 877-373-2522 from 9:00 am to 5:00 pm EST Monday-Friday. **(d)** I acknowledge that if the e-mail notification is returned to Business Development Corporation of America II as "undeliverable", a letter will be mailed to me with instructions on how to update my e-mail address to begin receiving communication via electronic delivery. I further understand that if Business Development Corporation of America II is unable to obtain a valid e-mail address for me, Business Development Corporation of America II will resume sending a paper copy of its filings by U.S. mail to my address of record. **(e)** I acknowledge that my consent may be updated or cancelled, including any updates in e-mail address to which documents are delivered, at any time by calling Realty Capital Securities, LLC at 877-373-2522 from 9:00 am to 5:00 pm EST Monday-Friday.

Owner Signature ______________________ Date (mm/dd/yyyy) ____________

Co-Owner Signature (if applicable) ______________________ Date (mm/dd/yyyy) ____________

Joint Accounts: If your Social Security number is the primary number on a joint account and you opt-in to electronic delivery, each consenting stockholder must have access to the e-mail account provided.

My e-mail address is ______________________

Your e-mail address will be held in confidence and used only for matters relating to your investments.

EFFECTIVE APRIL 1, 2015: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT PRIOR TO BREAKING ESCROW.

6 **IMPORTANT:** Please carefully read and separately initial each of the representations. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Investors' ability to sell shares pursuant to the Share Repurchase Program is subject to numerous restrictions. The Share Repurchase Program may be suspended or terminated at any time and individual requests for redemption may not be honored. Investors may not be able to sell their shares.

Subscriber Acknowledgements & Signatures The undersigned (or in the case of fiduciary accounts, the person authorized to sign on each subscriber's behalf) further acknowledges and/or represents the following: **(you must initial ALL appropriate representations below)**	**Owner**	**Co-Owner**
Represents that I (we) either: (i) have a net worth (excluding home, home furnishings and automobiles) of at least $70,000 and gross income of at least $70,000; or (ii) have a net worth (excluding home, home furnishings and automobiles) of at least $250,000; or such higher suitability as may be required by certain states and set forth in the "Investor Suitability Standards" section of the applicable Prospectus and in this Subscription Agreement. In the case of sales to fiduciary accounts, suitability standards must be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the Shares.		
I/we acknowledge receipt of the final Prospectus of BDCA II, not less than five (5) business days prior to the signing of this Subscription Agreement.		
I/we am/are purchasing shares for my/our own account.		
I/we acknowledge that shares are not liquid.		
If an affiliate of BDCA II, I/we represent that the shares are being purchased for investment purposes only and not for immediate resale.		
In addition to states highlighted below, I/we acknowledge that BDCA II is not yet effective in Arizona, Arkansas, Maryland, Missouri, Oklahoma and Washington.		
Alabama residents only: In addition to the general suitability requirements described above, shares will only be sold to Alabama residents that represent they have a liquid net worth of at least 10 times the amount of their investment in BDCA II and its affiliates.		
California residents only: Investors must have either (a) a net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a minimum net worth of at least $120,000. In addition, the state of California requires that each investor in California cannot invest more than 10% of his or her net worth in BDCA II.		
Idaho residents only: Investors who reside in the state of Idaho must have either (a) a liquid net worth of at least $85,000 and an annual gross income of at least $85,000 or (b) a liquid net worth of at least $300,000. Additionally, an investor's total investment in BDCA II shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets that may be convertible to cash within one year.)		
Iowa residents only: Investors who reside in the state of Iowa must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, an Iowa investor's maximum investment in BDCA II and its affiliates cannot exceed 10% of his or her liquid net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities. "Liquid net worth" is that portion of his or her total net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
Kansas residents only: In addition to the general suitability requirements described above, it is recommended that investors should invest no more than 10% of their liquid net worth, in the aggregate, in BDCA II and securities of other business development companies. "Liquid net worth" is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
BDCA II NOT EFFECTIVE IN STATE ***Kentucky residents only:*** All Kentucky residents who invest in BDCA II securities must have a minimum gross annual income of $85,000 and a minimum net worth of $85,000 (as defined in the NASAA Omnibus Guidelines), or a minimum net worth of $300,000. No Kentucky resident shall invest more than l0% of his or her liquid net worth in BDCA II securities.		
Maine residents only: The Maine Office of Securities recommends that an investor's aggregate investment in BDCA II and similar non-traded business development companies not exceed 10% of the investor's liquid net worth. For this purpose "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
Massachusetts residents only: An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A Massachusetts investor's aggregate investment in BDCA II common stock and in other illiquid direct participation programs may not exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" is defined as that portion of net worth (total assets, exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.		
BDCA II NOT EFFECTIVE IN STATE ***Nebraska residents only:*** Nebraska investors must have either (a) a minimum annual gross income of not less than $100,000 and a minimum net worth of at least $250,000, or (b) a minimum net worth of $400,000. A Nebraska investor's investment in BDCA II and in other non-publicly traded direct participation programs (including real estate investment trusts (REITs), oil and gas programs, equipment leasing programs, business development companies (BDCs) and commodity pools) may not exceed ten percent (10%) of his or her net worth. An investment by a Nebraska investor that is an accredited investor within the meaning of the Federal securities laws is not subject to the foregoing limitations.		

EFFECTIVE APRIL 1, 2015: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT PRIOR TO BREAKING ESCROW.

INVESTMENT IN SUCH ISSUER. THE SUBSCRIBER DOES NOT WAIVE ANY RIGHTS IT MAY HAVE UNDER THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934 OR ANY STATE SECURITIES LAW BY EXECUTING THIS SUBSCRIPTION AGREEMENT. A SALE OF SHARES MAY NOT BE COMPLETED UNTIL THE SUBSCRIBER HAS BEEN IN RECEIPT OF THE FINAL PROSPECTUS FOR THIS OFFERING (AT LEAST FIVE (5) BUSINESS DAYS). THE SUBSCRIBER WILL NOT BE ADMITTED AS A SHAREHOLDER OF THE APPLICABLE ISSUER UNTIL THIS SUBSCRIPTION AGREEMENT HAS BEEN ACCEPTED BY SUCH ISSUER. SUCH ISSUER MAY REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, IN ITS SOLE DISCRETION, SO LONG AS SUCH PARTIAL ACCEPTANCE OR REJECTION DOES NOT RESULT IN AN INVESTMENT OF LESS THAN THE MINIMUM AMOUNT SPECIFIED IN THE PROSPECTUS. SUBSCRIPTIONS WILL BE ACCEPTED OR REJECTED WITHIN 30 DAYS OF THEIR RECEIPT. EACH ISSUER WILL ACCEPT GROUPS OF SUBSCRIPTIONS ON AN ORDERLY BASIS NO LESS FREQUENTLY THAN MONTHLY, SUBJECT TO THE TERMS OF THE CURRENT PROSPECTUS. IF AN ISSUER REJECTS THE SUBSCRIBER'S SUBSCRIPTION, THE PURCHASE PRICE WILL BE RETURNED TO THE SUBSCRIBER WITHIN TEN (10) BUSINESS DAYS AFTER THE REJECTION OF THE SUBSCRIPTION. IF THE SUBSCRIBER'S SUBSCRIPTION IS ACCEPTED, THE SUBSCRIBER WILL BE SENT A CONFIRMATION OF ITS PURCHASE AFTER THE SUBSCRIBER HAS BEEN ADMITTED AS A SHAREHOLDER.

Subscriber Signature(s)

6a

IMPORTANT: The investor must go to Section 6b and complete the attached Substitute Form W-9 in its entirety in order for the Subscription Agreement to be considered valid for review.

SIGNATURE OF OWNER AND CO-OWNER (IN ORDER TO HAVE THIS AGREEMENT EXECUTED, THE INVESTOR(S) MUST SIGN THIS SECTION 6A)

In addition, if the investor signing below is acquiring the shares through an IRA or will otherwise beneficially hold the shares through a Custodian or Trustee, the investor also authorizes the Investment Program(s) indicated in Section 1 to receive (on behalf of the investor) authorization for the investor to act as proxy for the Custodian or Trustee. This authorization coupled with the Custodian or Trustee authorization below is intended to permit the investor to vote his or her shares even though the investor is not the record holder of the shares. Signing Section 6b will not constitute an execution of this Subscription Agreement.

Owner Signature ______________________________ Date (mm/dd/yyyy) ____________

Co-Owner Signature (if applicable) ______________________________ Date (mm/dd/yyyy) ____________

FOR AUTHORIZED REPRESENTATIVE OF CUSTODIAN USE ONLY

Signature of Custodian(s) or Trustee(s): By signing this Subscription Agreement, the Custodian authorizes the investor to vote the number of shares of the Investment Program(s) indicated in Section 1 that are beneficially owned by the investor as reflected on the records of each said offering as of the applicable record date at any meeting of the shareholders of each said offering. This authorization shall remain in place until revoked in writing by the Custodian. The Investment Program(s) indicated in Section 1 are hereby authorized to notify the investor of his or her right to vote consistent with this authorization.

Authorized Signature (Custodian or Trustee) ______________________________ Date (mm/dd/yyyy) ____________

EFFECTIVE APRIL 1, 2015: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT PRIOR TO BREAKING ESCROW.

6[b]	**Substitute Form W-9** **ALL U.S. Taxpayer Must Sign**

SUBSTITUTE FORM W-9 (IRS Form W-9)(Rev. 12-2014))

Certification

To prevent backup withholding on any payment made to a stockholder with respect to subscription proceeds held in escrow, the stockholder is generally required to provide a current TIN (or the TIN of any other payee) and certain other information by completing the form below, certifying that (a) the TIN provided on Substitute Form W-9 is correct (or that such investor is awaiting a TIN), (b) the investor is a U.S. person, (c) the investor is not subject to backup withholding because (i) the investor is exempt from backup withholding, (ii) the investor has not been notified by the Internal Revenue Service ("IRS") that the investor is subject to backup withholding as a result of failure to report all interests or dividends or (iii) the IRS has notified the investor that the investor is no longer subject to backup withholding and (d) the FACTA code(s) provided on Substitute Form W-9 (if any) is correct. If a TIN is not provided by the time any payment is made in connection with the proceeds held in escrow, 28% of all such payments will be withheld until a TIN is provided and if a TIN is not provided within 60 days, such withheld amounts will be paid over to the IRS.

Name (if in joint names, list first and circle the name of the person or entity whose number you enter in Part I as provided in the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "Guidelines"))

____

Business Name (Sole proprietors, see the instructions in the enclosed Guidelines)______________________________

Check appropriate box:

☐ Individual/Sole Proprietor or Single-Member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/Estate

☐ Limited Liability Company ☐ Enter the tax classification (C=C corporation, S=S corporation, P=partnership) _________

☐ Other

Exempt payee code (if any) ______________________ **Exemption from FATCA reporting code** (if any) ______________________
(Applies to accounts maintained outside the U.S.)

Address ____

Enter your TIN in the appropriate box below. (For most individuals, this is your social security number. If you do not have a TIN, write "Applied For" in the appropriate space below and see Obtaining a Number in the enclosed Guidelines). Certify by signing and dating below.

	OR	
Social Security Number		Employer Identification Number

Under penalties of perjury, I certify that:

1.The number shown on this form is my correct taxpayer identification number, and

2.I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3. I am a U.S. citizen or other U.S. person (as defined in the Instructions), and

4. The FATCA code(s) entered on this form (if any) indicating I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of Investor	Print Name Date

EFFECTIVE APRIL 1, 2015: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT PRIOR TO BREAKING ESCROW.

6b Continued

Guidelines for Certification of Taxpayer Identification Number ("TIN") on Substitute Form W-9

Definition of a U.S. Person. - For U.S. federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Treasury Regulations section 301.7701-7).

What Number to Give the Requester. – Social Security numbers ('SSN') have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EIN') have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All 'Section' references are to the Internal Revenue Code of 1986, as amended.

For this type of account:	Give the SSN of:
1. An individual's account	The individual
2. Two or more individuals (Joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)
4. (a) The usual revocable savings trust account (grantor also is trustee)	The grantor-trustee (1)
(b) So-called trust account that is not a legal or valid trust under State law	The actual owner (1)
5. Sole proprietorship or disregarded entity owned by an individual	The owner (3)

For this type of account:	Give the EIN of:
6. Sole proprietorship or disregarded entity not owned by an individual	The owner (3)
7. A valid trust, estate, or pension trust	The legal entity (4)
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership or LLC
11. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments	The public entity
12. A broker or registered nominee	The broker or nominee

(1) A SSN, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's SSN.
(3) You must show your individual name and you also may enter your business or 'DBA' name on the second name line. You may use either your SSN or FIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.
(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: *If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.*

Obtaining a Number

If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.socialsecurity.gov/forms/ss-5.pdf*. You also may get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting *www.irs.gov* or by calling 1-800-TAX-FORM (1-800-829-3676).

Payees Exempt from Backup Withholding

If you are exempt from backup withholding and/or FATCA reporting, enter on the Substitute Form W-9, any code(s) that may apply to you.

Exempt Payee Code

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

EFFECTIVE APRIL 1, 2015: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT PRIOR TO BREAKING ESCROW.

6b Continued

Guidelines for Certification of Taxpayer Identification Number ("TIN") on Substitute Form W-9 *(Continued)*

The following codes identify payees that are exempt from backup withholding:

1 – An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)
2 – The United States or any of its agencies or instrumentalities
3 – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities
4 – A foreign government or any of its political subdivisions, agencies, or instrumentalities
5 – A corporation
6 – A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession
7 – A futures commission merchant registered with the Commodity Futures Trading Commission
8 – A real estate investment trust
9 – An entity registered at all times during the tax year under the Investment Company Act of 1940
10 – A common trust fund operated by a bank under section 584(a)
11 – A financial institution
12 – A middleman known in the investment community as a nominee or custodian
13 – A trust exempt from tax under section 664 or described in section 4947

For interest and dividends, all listed payees are exempt except payees listed in category 7. For broker transactions, payees listed in categories 1 through 4 and 6 through 11 and all C corporations are exempt. For broker transactions, S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Exempt payees described above should complete the Substitute Form W-9 to avoid possible erroneous backup withholding. ENTER YOUR TAXPAYER IDENTIFICATION NUMBER AND ANY APPLICABLE EXEMPT PAYEE CODE, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Exemption from FATCA Reporting Code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)
B – The United States or any of its agencies or instrumentalities
C – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities
D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)
E – A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)
F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state
G – A real estate investment trust
H – A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940
I – A common trust fund as defined in section 584(a)
J – A bank as defined in section 581
K – A broker
L – A trust exempt from tax under section 664 or described in section 4947(a)(1)
M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

Privacy Act Notice

Section 6109 requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS also may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS also may disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties also may apply.

Penalties

- *Failure to Furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.*
- *Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500 penalty.*
- *Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.*
- *Misuse of TINs. If the requester discloses or uses taxpayer identification numbers in violation of Federal law, the payer may be subject to civil and criminal penalties.*

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.

EFFECTIVE APRIL 1, 2015: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT PRIOR TO BREAKING ESCROW.

EFFECTIVE APRIL 1, 2015: PLEASE USE ONLY THIS SUBSCRIPTION AGREEMENT PRIOR TO BREAKING ESCROW.

7

☐ **RIA Submission:** Check this box to indicate whether submission is made through a Registered Investment Advisor (RIA) in its capacity as the RIA and not in its capacity as a Registered Representative, if applicable, whose agreement with the subscriber includes a fixed or "wrap" fee feature for advisory and related brokerage services. If an owner or principal or any member of the RIA firm is a FINRA licensed Registered Representative affiliated with a broker-dealer, the transaction should be completed through that broker-dealer, not through the RIA.

Financial Advisor, Registered Investment Advisor & Registered Representative

The Financial Advisor, Registered Investment Advisor or the Authorized Representative (the "Advisor") must sign below to complete order. The undersigned broker-dealer or Advisor warrants that it is a duly licensed broker-dealer (or non-commission based financial advisor) and may lawfully offer the Shares in the state designated as the investor's address or the state in which the sale is to be made, if different. The broker-dealer or Advisor warrants that he or she has (a) reasonable grounds to believe this investment is suitable for the investor as defined by Rule 2310 of the FINRA Rules, (b) informed the investor of all aspects of liquidity and marketability of this investment as required by Rule 2310 of the FINRA Rules, (c) delivered the Prospectus to the investor the requisite number of days prior to the date that the investor will deliver this Subscription Agreement to the issuer as specified under the laws of the investor's state of residence, (d) verified the identity of the investor through appropriate methods and will retain proof of such verification process as required by applicable law, and (e) verified that the investor and the registered owner do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions.

Broker/Dealer or RIA Firm Address or P.O. Box ______________________

Mailing Address ______________________

City, State, Zip ______________________

Business Phone # (Required) ______________________

Fax Phone # ______________________

E-mail Address ______________________

Registered Representative(s) or Advisor(s) [I.A.] Name(s) (Required) ______________________

Representative # ______________________

Registered Representative or Advisor [I.A.] Address or P.O. Box ______________________

City, State, Zip ______________________

Business Phone # (Required) ______________________

Fax Phone # ______________________

E-mail Address ______________________

If a Registered Associate of a FINRA member firm, I hereby certify that I hold a Series 7 or Series 62 FINRA license and I am registered in the following state in which this sale was completed. If a Registered Investment Advisor, I certify that I am properly licensed and I am registered in the following state in which this sale was completed.

State (Required) ______________________

Signature(s) of Registered Representative(s) or Advisor(s) (Required) ______________________

Date ______________________

Signature of Broker/Dealer or RIA (If Required by Broker/Dealer) ______________________

Date ______________________

8

For Non-Custodial Accounts: Please mail a completed original Subscription Agreement along with a check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement, to the appropriate address as outlined to the right.

For Custodial Accounts: Please mail a completed original Subscription Agreement directly to the custodian, along with your check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement.

For Regular Mail

Business Development Corporation of America II
c/o DST Systems, Inc.
430 W 7th Street,
Kansas City, MO 64105-1407
Phone: (877) 373-2522
Fax: (646) 861-7793

For Overnight Deliveries

Business Development Corporation of America II
c/o DST Systems, Inc.
430 W 7th Street,
Kansas City, MO 64105-1407
Phone: (877) 373-2522
Fax: (646) 861-7793

▸ **Should you have any questions or concerns and require customer service to handle your request or inquiry, please contact our transfer agent at:**

American National Stock Transfer, LLC
405 Park Avenue, 12th Floor, New York, NY 10022
Phone: (877) 373-2522 | Facsimile: (646) 861-7793

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth above. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Business Development Corporation of America II

Up to 300,000,000 Shares

Common Stock

Realty Capital Securities, LLC

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Business Development Corporation of America II (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

•	Report of Independent Registered Public Accounting Firm.
•	Financial Statements as of December 31, 2014.
•	Notes to Financial Statements.

(2) Exhibits

(a)	Articles of Amendment and Restatement(1)
(b)	Amended and Restated Bylaws of the Registrant(1)
(d)	Form of Subscription Agreement (included in Prospectus as Appendix A) and
(e)	Distribution Reinvestment Plan(1)
(f)	Not applicable
(g)(1)	Investment Advisory and Management Services Agreement dated as of August 21, 2014 by and between the Registrant and BDCA Adviser II, LLC(1)
(g)(2)	Amendment No. 1 to the Investment Advisory Management Services Agreement dated July 2, 2015*
(h)	Dealer Manager Agreement dated as of September 8, 2014 by and between the Registrant and Realty Capital Securities, LLC(2)
(i)	Not applicable
(j)	Custodian Agreement dated as of April 15, 2014 by and between the Registrant and U.S. Bank National Association.(4)
(k)(1)	Amended and Restated Escrow Agreement dated November 21, 2014 by and between the Registrant, Realty Capital Securities, LLC and UMB Bank, N.A.*
(k)(2)	Amendment No. 1 to the Escrow Agreement dated July 2, 2015(5)
(k)(3)	Fund Administration Servicing Agreement dated as of April 13, 2015 by and between the Registrant and U.S. Bancorp Fund Services, LLC(4)
(k)(4)	Fund Accounting Servicing Agreement dated as of April 13, 2015 by and between the Registrant and U.S. Bancorp Fund Services, LLC(4)
(k)(5)	Expense Support Agreement dated as of August 21, 2014 by and between the Registrant and BDCA Adviser II, LLC(1)
(k)(6)	Form of Indemnification Agreement(2)
(l)	Opinion of Venable LLP(1)
(n)(1)	Consent of Venable LLP (incorporated by reference to Exhibit l hereto)(1)
(n)(2)	Consent of Independent Registered Public Accounting Firm*
(p)	Subscription Agreement by and between Registrant and AR Capital, LLC(3)
(r)	Code of Ethics(1)

*	Filed herewith.
(1)	Filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-197447) and herein incorporated by reference.
(2)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 31, 2015 and herein incorporated by reference.
(3)	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-197447) and herein incorporated by reference.
(4)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on April 17, 2015 and incorporated herein by reference.
(5)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2015 and incorporated herein by reference.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$386,400
FINRA filing fee	$225,500
Accounting fees and expenses	$1,000,000
Legal fees and expenses	$3,500,000
Printing	$9,000,000
Miscellaneous fees and expenses	$30,888,100
Total	$45,000,000

The amounts set forth above, except for the SEC and FINRA fees, will in each case be estimated and assumed that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

See “Management”, “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock as of April 17, 2015.

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share	1

Item 30. Indemnification

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its directors, executive officers and controlling persons, and any other person or entity affiliated with it. However, in accordance with guidelines adopted by NASAA, our charter and the Investment Advisory Agreement provide that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser, or an interested director of us, or was not the result of gross negligence or willful misconduct by an independent director of us and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Adviser will indemnify us for losses or damages arising out of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In addition, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered and sold as to indemnification for violations of securities laws.

We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties on our behalf; (ii) the indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “Investment Advisory and Management Services Agreement.”

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder, will be maintained at the offices of:

(1) the Registrant, 405 Park Avenue, 14th Floor, New York, New York 10022;

(2) the Transfer Agent;

(3) the Custodian; and

(4) the Adviser.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) To suspend the offering of shares until the prospectus is amended if:

(i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or

(ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus.

(2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-2, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 14th day of July, 2015.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA II
By: /s/ Peter M. Budko Name: Peter M. Budko Title: Chief Executive Officer, President and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ Peter M. Budko Peter M. Budko	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	July 14, 2015
/s/ Katie P. Kurtz Katie P. Kurtz	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Principal Accounting Officer)	July 14, 2015
/s/ William M. Kahane William M. Kahane	Director	July 14, 2015
* Leslie D. Michelson	Independent Director	July 14, 2015
* Randolph C. Read	Independent Director	July 14, 2015
* Edward G. Rendell	Independent Director	July 14, 2015
* By:	/s/ James A. Tanaka James A. Tanaka, Attorney-in-fact